12026231

OMB APPROVAL	
OMB Number:	3235-0327
Expires: May 31, 2012 Estimated average burden hours per response	0.10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

MANUALLY SIGNED

SEC Mail Processing Section
RECEIVED
JUN 06 2012
Wash. D.C.
189

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

Polonia Bancorp, Inc.
Exact name of registrant as specified in charter

0001528610
Registrant CIK Number

Exhibit 99.1 to the Form S-1
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

____
SEC file number, if available

S-__________ __________
(Series identifier(s) and name(s), if applicable, add more lines as needed

C-__________ __________
(Class (contact) identifier(s) and name(s), if applicable; add more lines as needed

____
Report period (if applicable)

N/A
Name of person filing this exhibit (if other than the registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

_____ Rule 201 (Temporary Hardship Exemption)
__X_ Rule 202 (Continuing Hardship Exemption)
_____ Rule 311 (Permitted Paper Exhibit)

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT 99.1 TO THE FORM S-1 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION

Grant of Continuing Hardship Exemption

September 1, 2011

Applicant: Joseph J. Bradley

Company Name: Polonia Bancorp

Form Type: S-1

Period: September 9, 2011

Subject document[s]: Valuation Appraisal Report

We considered your continuing hardship exemption request submitted via EDGAR on August 29, 2011 (Accession no. 0001193125-11-234917) and determined that it satisfies the requirements of Rule 202 of Regulation S-T. We have therefore GRANTED your request. Accordingly, you must file the Statistical Info of Exhibit 99.1 Appraisal Report to Form S-1 within six months of this date.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Cecile Peters
Chief, Office of Information Technology
Division of Corporation Finance

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Huntingdon Valley, Commonwealth of Pennsylvania on June 6, 2012.

POLONIA BANCORP, INC.

By ______________________
Anthony J. Szuszczewicz
Chairman, President and Chief Executive Officer

PRO FORMA VALUATION REPORT

POLONIA BANCORP, INC.
Huntingdon Valley, Pennsylvania

PROPOSED HOLDING COMPANY FOR:
POLONIA BANK
Huntingdon Valley, Pennsylvania

Dated As Of:
May 4, 2012

Prepared By:

RP® Financial, LC.
1100 North Glebe Road
Suite 600
Arlington, Virginia 22201

RP® FINANCIAL, LC.

Advisory | Planning | Valuation

May 4, 2012

Boards of Directors
Polonia MHC
Polonia Bancorp
Polonia Bank
3993 Huntingdon Pike, 3rd Floor
Huntingdon Valley, Pennsylvania 19006

Members of the Boards of Directors:

At your request, we have completed and hereby provide an independent appraisal ("Appraisal") of the estimated pro forma market value of the common stock which is to be issued in connection with the mutual-to-stock conversion transaction described below.

This Appraisal is furnished pursuant to the requirements of the Code of Federal Regulations 563b.7 and has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" of the Office of Thrift Supervision ("OTS") and reissued by the Office of the Comptroller of the Currency ("OCC"), and applicable regulatory interpretations thereof. Such Valuation Guidelines are relied upon by the Federal Reserve Board ("FRB") in the absence of separate written valuation guidelines.

Description of Plan of Conversion

On August 16, 2011, the respective Boards of Directors of Polonia MHC (the "MHC"), Polonia Bancorp ("PBCP") and Polonia Bank, Huntingdon Valley, Pennsylvania (the "Bank") adopted a Plan of Conversion (the "Plan of Conversion") whereby the MHC will convert to stock form. As a result of the conversion, PBCP, which currently owns all of the issued and outstanding common stock of the Bank, will be succeed by a Maryland corporation with the name of Polonia Bancorp, Inc. ("Polonia Bancorp" or the "Company"). Following the conversion, the MHC will no longer exist. For purposes of this document, the existing consolidated entity will hereinafter be referred to as Polonia Bancorp or the Company. As of March 31, 2012, the MHC had a majority ownership interest in, and its principal asset consisted of, approximately 57.63% of the common stock (the "MHC Shares") of Polonia Bancorp. The remaining 42.37% of Polonia Bancorp's common stock is owned by public stockholders.

It is our understanding that Polonia Bancorp will offer its stock, representing the majority ownership interest held by the MHC, in a subscription offering to Eligible Account Holders, Tax-Qualified Employee Benefit Plans including the Bank's employee stock ownership plan (the "ESOP"), Supplemental Eligible Account Holders and Other Members, as such terms are defined for purposes of applicable federal regulatory requirements governing mutual-to-stock conversions. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale to the

Washington Headquarters
Three Ballston Plaza
1100 North Glebe Road, Suite 600
Arlington, VA 22201
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com

public at large in a community offering and/or an extended community offering. Upon completing the mutual-to-stock conversion and stock offering (the "second-step conversion"), the Company will be 100% owned by public shareholders, the publicly-held shares of PBCP will be exchanged for shares in the Company at a ratio that retains their ownership interest at the time the conversion is completed and the MHC assets will be consolidated with the Company.

RP® Financial, LC.

RP® Financial, LC. ("RP Financial") is a financial consulting firm serving the financial services industry nationwide that, among other things, specializes in financial valuations and analyses of business enterprises and securities, including the pro forma valuation for savings institutions converting from mutual-to-stock form. The background and experience of RP Financial is detailed in Exhibit V-1. We believe that, except for the fee we will receive for our appraisal, we are independent of the Company, the Bank, the MHC and the other parties engaged by the Bank or the Company to assist in the stock conversion process.

Valuation Methodology

In preparing our Appraisal, we have reviewed the regulatory applications of the Company, the Bank and the MHC, including the prospectus as filed with the FRB, the OCC and the Securities and Exchange Commission ("SEC"). We have conducted a financial analysis of the Company, the Bank and the MHC that has included a review of audited financial information for the years ended December 31, 2007 through December 31, 2011 and a review of various unaudited information and internal financial reports through March 31, 2012, and due diligence related discussions with the Company's management; S.R. Snodgrass, A.C., the Company's independent auditor; Kilpatrick Townsend & Stockton LLP, the Company's conversion counsel; and Sandler O'Neill & Partners, L.P., the Company's marketing advisor in connection with the stock offering. All assumptions and conclusions set forth in the Appraisal were reached independently from such discussions. In addition, where appropriate, we have considered information based on other available published sources that we believe are reliable. While we believe the information and data gathered from all these sources are reliable, we cannot guarantee the accuracy and completeness of such information.

We have investigated the competitive environment within which Polonia Bancorp operates and have assessed Polonia Bancorp's relative strengths and weaknesses. We have kept abreast of the changing regulatory and legislative environment for financial institutions and analyzed the potential impact on Polonia Bancorp and the industry as a whole. We have analyzed the potential effects of the stock conversion on Polonia Bancorp's operating characteristics and financial performance as they relate to the pro forma market value of Polonia Bancorp. We have analyzed the assets held by the MHC, which will be consolidated with Polonia Bancorp's assets and equity pursuant to the completion of the second-step conversion. We have reviewed the economic and demographic characteristics of the Company's primary market area. We have compared Polonia Bancorp's financial performance and condition with selected publicly-traded thrifts in accordance with the Valuation Guidelines, as well as all publicly-traded thrifts and thrift holding companies. We have reviewed the current conditions in the securities markets in general and the market for thrift stocks in particular, including the market for existing thrift issues, initial public offerings by thrifts and thrift holding companies, and second-step conversion offerings. We have excluded from such analyses thrifts subject to announced or rumored acquisition, and/or institutions that exhibit other unusual characteristics.

The Appraisal is based on Polonia Bancorp's representation that the information contained in the regulatory applications and additional information furnished to us by Polonia Bancorp and its independent auditor, legal counsel and other authorized agents are truthful, accurate and complete. We did not independently verify the financial statements and other information provided by Polonia Bancorp, or its independent auditor, legal counsel and other authorized agents nor did we independently value the assets or liabilities of Polonia Bancorp. The valuation considers Polonia Bancorp only as a going concern and should not be considered as an indication of Polonia Bancorp's liquidation value.

Our appraised value is predicated on a continuation of the current operating environment for Polonia Bancorp and for all thrifts and their holding companies. Changes in the local, state and national economy, the legislative and regulatory environment for financial institutions and mutual holding companies, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of thrift stocks as a whole or the value of Polonia Bancorp's stock alone. It is our understanding that there are no current plans for selling control of Polonia Bancorp following completion of the second-step conversion. To the extent that such factors can be foreseen, they have been factored into our analysis.

The estimated pro forma market value is defined as the price at which Polonia Bancorp's common stock, immediately upon completion of the second-step stock offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Valuation Conclusion

It is our opinion that, as of May 4, 2012, the estimated aggregate pro forma valuation of the shares of the Company to be issued and outstanding at the end of the conversion offering – including (1) newly-issued shares representing the MHC's current ownership interest in the Company and (2) exchange shares issued to existing public shareholders of PBCP – was $21,254,600 at the midpoint, equal to 2,656,825 shares at $8.00 per share. The resulting range of value and pro forma shares, all based on $8.00 per share, are as follows: $18,066,416 or 2,258,302 shares at the minimum; $24,442,792 or 3,055,349 shares at the maximum; and $28,109,208 or 3,513,651 shares at the super maximum (also known as "maximum, as adjusted").

Based on this valuation and taking into account the ownership interest represented by the shares owned by the MHC, the midpoint of the offering range is $12,250,000, equal to 1,531,250 shares at $8.00 per share. The resulting offering range and offering shares, all based on $8.00 per share, are as follows: $10,412,504 or 1,301,563 shares at the minimum; $14,087,504 or 1,760,938 shares at the maximum; and $16,200,624 or 2,025,078 shares at the super maximum.

Establishment of the Exchange Ratio

OCC regulations provide that in a conversion of a mutual holding company, the minority stockholders are entitled to exchange the public shares for newly issued shares in the fully converted company. The Boards of Directors of the MHC, PBCP and the Bank have independently determined the exchange ratio, which has been designed to preserve the current aggregate percentage ownership in the Company held by the public shareholders. The exchange ratio to be received by the existing minority shareholders of the Company will be determined at the end of the offering, based on the total number of shares sold in the offering and the final appraisal. Based on the valuation conclusion herein, the resulting offering value and the $8.00 per share offering price, the indicated exchange ratio at the midpoint is 0.8421 shares of the Company's stock for every one share held by public shareholders. Furthermore, based on the offering range of value, the indicated exchange ratio is 0.7158 at the minimum, 0.9684 at the maximum and 1.1136 at the super maximum. RP Financial expresses no opinion on the proposed exchange of newly issued Company shares for the shares held by the public stockholders or on the proposed exchange ratio.

Limiting Factors and Considerations

The valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is determined in accordance with applicable OCC regulatory guidelines and is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion offering, or prior to that time, will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the estimated pro forma market value thereof. The appraisal reflects only a valuation range as of this date for the pro forma market value of Polonia Bancorp immediately upon issuance of the stock and does not take into account any trading activity with respect to the purchase and sale of common stock in the secondary market on the date of issuance of such securities or at anytime thereafter following the completion of the second-step conversion.

RP Financial's valuation was based on the financial condition, operations and shares outstanding of Polonia Bancorp as of March 31, 2012, the date of the financial data included in the prospectus. The proposed exchange ratio to be received by the current public stockholders of PBCP and the exchange of the public shares for newly issued shares of Polonia Bancorp's common stock as a full public company was determined independently by the Boards of Directors of the MHC, PBCP and the Bank. RP Financial expresses no opinion on the proposed exchange ratio to public stockholders or the exchange of public shares for newly issued shares.

RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits RP Financial, its principals or employees from purchasing stock of its client institutions.

This valuation will be updated as provided for in the conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the financial performance and condition of Polonia Bancorp, management policies, and current conditions in the equity markets for thrift shares, both existing issues and new issues. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the legislative and regulatory environment for financial institutions, the stock market and the market for thrift stocks, and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update. The valuation will also be updated at the completion of Polonia Bancorp's stock offering.

Respectfully submitted,

RP® FINANCIAL, LC.

Ronald S. Riggins
President and Managing Director

Gregory E. Dunn
Director

TABLE OF CONTENTS
POLONIA BANCORP, INC.
POLONIA BANK
Huntingdon Valley, Pennsylvania

DESCRIPTION	PAGE NUMBER
CHAPTER ONE OVERVIEW AND FINANCIAL ANALYSIS	
Introduction	I.1
Plan of Conversion	I.1
Strategic Overview	I.2
Balance Sheet Trends	I.5
Income and Expense Trends	I.9
Interest Rate Risk Management	I.13
Lending Activities and Strategy	I.14
Asset Quality	I.16
Funding Composition and Strategy	I.16
Subsidiaries	I.17
Legal Proceedings	I.17
CHAPTER TWO MARKET AREA	
Introduction	II.1
National Economic Factors	II.2
Market Area Demographics	II.5
Local Economy	II.7
Real Estate Market	II.9
Unemployment Trends	II.10
Market Area Deposit Characteristics and Competition	II.10
CHAPTER THREE PEER GROUP ANALYSIS	
Peer Group Selection	III.1
Financial Condition	III.5
Income and Expense Components	III.8
Loan Composition	III.11
Interest Rate Risk	III.13
Credit Risk	III.15
Summary	III.15

TABLE OF CONTENTS
POLONIA BANCORP, INC.
POLONIA BANK
Huntingdon Valley, Pennsylvania
(continued)

DESCRIPTION	PAGE NUMBER
CHAPTER FOUR VALUATION ANALYSIS	
Introduction	IV.1
Appraisal Guidelines	IV.1
RP Financial Approach to the Valuation	IV.1
Valuation Analysis	IV.2
1. Financial Condition	IV.2
2. Profitability, Growth and Viability of Earnings	IV.4
3. Asset Growth	IV.6
4. Primary Market Area	IV.6
5. Dividends	IV.8
6. Liquidity of the Shares	IV.8
7. Marketing of the Issue	IV.9
A. The Public Market	IV.9
B. The New Issue Market	IV.13
C. The Acquisition Market	IV.13
D. Trading in Polonia Bancorp's Stock	IV.15
8. Management	IV.16
9. Effect of Government Regulation and Regulatory Reform	IV.16
Summary of Adjustments	IV.16
Valuation Approaches:	IV.17
1. Price-to-Earnings ("P/E")	IV.19
2. Price-to-Book ("P/B")	IV.21
3. Price-to-Assets ("P/A")	IV.21
Comparison to Recent Offerings	IV.22
Valuation Conclusion	IV.22
Establishment of the Exchange Ratio	IV.23

LIST OF TABLES
POLONIA BANCORP, INC.
POLONIA BANK
Huntingdon Valley, Pennsylvania

TABLE NUMBER	DESCRIPTION	PAGE
1.1	Historical Balance Sheet Data	I.6
1.2	Historical Income Statements	I.10
2.1	Summary Demographic Data	II.6
2.2	Primary Market Area Employment Sectors	II.8
2.3	Market Area Largest Employers	II.9
2.4	Unemployment Trends	II.10
2.5	Deposit Summary	II.11
2.6	Market Area Deposit Competitors	II.12
3.1	Peer Group of Publicly-Traded Thrifts	III.3
3.2	Balance Sheet Composition and Growth Rates	III.6
3.3	Income as a Percent of Average Assets and Yields, Costs, Spreads	III.9
3.4	Loan Portfolio Composition and Related Information	III.12
3.5	Interest Rate Risk Measures and Net Interest Income Volatility	III.14
3.6	Credit Risk Measures and Related Information	III.16
4.1	Market Area Unemployment Rates	IV.7
4.2	Pricing Characteristics and After-Market Trends	IV.14
4.3	Public Market Pricing	IV.20

I. OVERVIEW AND FINANCIAL ANALYSIS

Introduction

Polonia Bank (the "Bank"), chartered in 1923, is a federally chartered stock savings bank headquartered in Huntingdon Valley, Pennsylvania. The Bank serves the Philadelphia metropolitan area through the main office and six branch offices. The main office is located in Montgomery County and the six branch offices are located in Philadelphia County. A map of the Bank's branch office locations is provided in Exhibit I-1. The Bank is a member of the Federal Home Loan Bank ("FHLB") system and its deposits are insured up to the maximum allowable amount by the Federal Deposit Insurance Corporation ("FDIC").

Polonia Bancorp ("PBCP") is the federally-chartered mid-tier holding company of the Bank. PBCP owns 100% of the outstanding common stock of the Bank. Since being formed in 2007, PBCP has engaged primarily in the business of holding the common stock of the Bank. PBCP completed its initial public offering in January 2007, pursuant to which it sold 1,487,813 shares or 45% of its outstanding common stock to the public and issued 1,818,437 shares or 55% of its common stock outstanding to Polonia MHC (the "MHC"), the mutual holding company parent of PBCP. Net proceeds realized from the public stock offering approximated $13.8 million. At March 31, 2012, PBCP had total assets of $260.0 million, deposits of $203.2 million and equity of $27.8 million or 10.7% of total assets. PBCP's audited financial statements for the most recent period are included by reference as Exhibit I-2.

Plan of Conversion

On August 16, 2011, the respective Boards of Directors of the MHC, PBCP and the Bank adopted a Plan of Conversion whereby the MHC will convert to stock form. As a result of the conversion, PBCP, which currently owns all of the issued and outstanding common stock of the Bank, will be succeeded by a Maryland corporation with the name of Polonia Bancorp, Inc. ("Polonia Bancorp" or the "Company"). Following the conversion, the MHC will no longer exist. For purposes of this document, the existing consolidated entity will hereinafter be referred to as Polonia Bancorp or the Company. As of March 31, 2012, the MHC's ownership interest in Polonia Bancorp equaled 1,818,437 shares or 57.63% of Polonia Bancorp's total shares outstanding and the public stockholders' ownership interest in Polonia Bancorp equaled 1,336,677 shares or 42.37% of Polonia Bancorp's total shares outstanding.

It is our understanding that Polonia Bancorp will offer its stock, representing the majority ownership interest held by the MHC, in a subscription offering to Eligible Account Holders, Tax Qualified Employee Benefit Plans including the Bank's employee stock ownership plan (the "ESOP"), Supplemental Eligible Account Holders and Other Members, as such terms are defined for purposes of applicable federal regulatory requirements governing mutual-to-stock conversions. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale to members of the general public in a community offering and/or an extended community offering. Upon completing the mutual-to-stock conversion and stock offering (the "second-step conversion"), the Company will be 100% owned by public shareholders, the publicly-held shares of PBCP will be exchanged for shares in the Company at a ratio that retains their ownership interest at the time the conversion is completed and the MHC assets will be consolidated with the Company.

Strategic Overview

Polonia Bancorp maintains a local community banking emphasis, with a primary strategic objective of meeting the borrowing and savings needs of its local customer base. Polonia Bancorp's operating strategy has been fairly reflective of a traditional thrift operating strategy, in which 1-4 family residential mortgage loans and retail deposits have constituted the principal components of the Company's assets and liabilities, respectively. In December 2010, the Company completed an FDIC assisted acquisition of Earthstar Bank, a state chartered bank headquartered in Southampton, Pennsylvania. Pursuant to the terms of the acquisition agreement with the FDIC, the Bank assumed certain of the deposits and acquired certain assets of Earthstar Bank from the FDIC as receiver for Earthstar Bank. Through the acquisition of Earthstar Bank, the Company added approximately $67 million in assets and assumed approximately $90 million of deposits. Assets acquired by the Company included approximately $42 million of loans (consisting primarily of 1-4 family permanent mortgage loans and multi-family loans) and approximately $8 million of investment securities. Earthstar Bank maintained four branch offices, which were acquired by the Company and reopened as Polonia Bank branches. In May 2011, one of the Company's branches was consolidated into a nearby Earthstar Bank branch and one of Earthstar Bank's branches was consolidated into the Company's main office.

In connection with the acquisition of Earthstar Bank, the Company entered into loss sharing agreements with the FDIC that collectively covered all of the acquired loans (the "covered loans"), except for approximately $1.3 million of consumer loans. Pursuant to the terms of the loss share agreements, the FDIC will reimburse the Company for 80% of losses on the covered loans and the Company will reimburse the FDIC for 80% of recoveries with respect to losses for which the FDIC paid the Company an 80% reimbursement under the loss sharing agreements. Pursuant to the FDIC-assisted acquisition, the Company recorded an FDIC indemnification asset to reflect the loss-share arrangement provided by the FDIC. Covered loans acquired from the FDIC totaled $40.5 million or $33.2 million net of fair value adjustments of negative $7.3 million. The FDIC indemnification asset recorded at the time of the acquisition equaled $5.4 million. As of March 31, 2012, the Company held $24.4 million of covered loans and the FDIC indemnification asset equaled $5.1 million.

The FDIC-assisted acquisition of Earthstar Bank served to accelerate balance sheet growth without comprising the Company's credit risk exposure. The acquisition also provided the Company with an increased branch presence and a larger customer base in the Philadelphia metropolitan area, which would have been more expensive to achieve through organic growth. Following the acquisition of Earthstar Bank, the Company continues to maintain what is viewed as largely a traditional thrift operating strategy. Beyond 1-4 family permanent mortgage loans, the Company's loan portfolio includes diversification into commercial real estate, multi-family, home equity and consumer loans. The covered loans purchased by the Company also included a small balance of commercial business loans.

Investments serve as a supplement to the Company's lending activities, with recent trends showing an increase in investment securities. Cash realized in connection with the acquisition of Earthstar was in part redeployed into investment securities. The Company's investment activities have emphasized investment in mortgage-backed securities, which are guaranteed or insured by Government Sponsored Enterprises ("GSEs"). Other investments maintained by the Company consist of corporate debt securities

Asset growth has been funded with a combination of deposits and borrowings, with deposit growth realized from the acquisition of Earthstar Bank accounting for most of the Company's deposit growth. Certificates of deposit ("CDs") comprise the largest portion of the Company's deposit composition. The Company utilizes borrowings as a supplemental funding source to facilitate management of funding costs and interest rate risk, with FHLB advances generally constituting the Company's only source of borrowings.

Polonia Bancorp's earnings base is largely dependent upon net interest income and operating expense levels. The Company's net interest margin has increased since 2009, as the decline in short-term interest rates and resulting steeper yield curve has facilitated higher interest rate spreads for the Company. In particular, the Company's balance sheet is liability-sensitive in the short-term and, therefore, funding costs have decreased more rapidly relative to yields earned on less rate sensitive interest-earning assets. Operating expenses have generally been maintained at relatively high levels, particularly in relation to the Company's traditional thrift operating strategy. The Company's operating expenses have consistently exceeded net interest income, which along with somewhat limited revenues generated through sources of non-interest operating income have resulted in relatively low returns on a core earnings basis over the past several years.

The post-offering business plan of the Company is expected to remain consistent with current strategic objectives. Specifically, Polonia Bancorp will continue to be an independent community-oriented financial institution with a commitment to local real estate financing with operations funded primarily by retail deposits. Growth strategies will continue to be implemented within the context of managing the Company's exposure to credit risk and interest rate risk.

The Company's Board of Directors has elected to complete a second-step conversion to improve the competitive position of Polonia Bancorp. The capital realized from the stock offering will increase the operating flexibility and overall financial strength of Polonia Bancorp. The additional capital realized from stock proceeds will increase liquidity to support funding of future loan growth and other interest-earning assets. Polonia Bancorp's higher capital position resulting from the infusion of stock proceeds will also serve to reduce interest rate risk, particularly through enhancing the Company's interest-earning-assets-to-interest-bearing-liabilities ("IEA/IBL") ratio. The additional funds realized from the stock offering will provide an alternative funding source to deposits and borrowings in meeting the Company's future funding needs, which may facilitate a reduction in Polonia Bancorp's funding costs. Additionally, Polonia Bancorp's higher equity-to-assets ratio will also better position the Company to take advantage of expansion opportunities as they arise. Such expansion would most likely occur through the acquisition of additional banking offices that would increase market penetration in the markets currently served by the Company or to gain a market presence into nearby complementary markets. The Company will also be bettered position to pursue growth through acquisition of other financial service providers following the second-step conversion, given its strengthened capital position and ability to offer stock as consideration. The projected uses of proceeds are highlighted below.

- o <u>Polonia Bancorp.</u> The Company is expected to retain up to 50% of the net offering proceeds. At present, funds at the Company level, net of the loan to the ESOP, are expected to be primarily invested initially into liquid funds held as a deposit at the Bank. Over time, the funds may be utilized for various corporate purposes, possibly including acquisitions, infusing additional equity into the Bank, repurchases of common stock, and the payment of cash dividends.
- o <u>Polonia Bank.</u> Approximately 50% of the net stock proceeds will be infused into the Bank in exchange for all of the Bank's newly issued stock. Cash proceeds (i.e., net proceeds less deposits withdrawn to fund stock purchases) infused into the Bank are anticipated to become part of general operating funds, and are expected to be primarily utilized to fund loan growth over time.

Overall, it is the Company's objective to pursue growth that will serve to increase returns, while, at the same time, growth will not be pursued that could potentially compromise the overall risk associated with Polonia Bancorp's operations.

<u>Balance Sheet Trends</u>

Table 1.1 shows the Company's historical balance sheet data for the past five and one-quarter years. From year end 2007 through year March 31, 2012, Polonia Bancorp's assets increased at a 6.3% annual rate. The acquisition of Earthstar Bank accounted for most of the Company's asset growth during the period, which added approximately $67 million to the Company's assets in 2010. After fair value adjustments, the increase in assets recorded by the Company from the acquisition of Earthstar Bank was $64.8 million. The Company also received $30.5 million of cash in connection with the acquisition of Earthstar Bank. Asset growth was primarily funded by deposit growth, most of which was related to the approximately $90 million of deposits assumed in the acquisition of Earthstar Bank. A summary of Polonia Bancorp's key operating ratios for the past three and one-quarter years is presented in Exhibit I-3.

Polonia Bancorp's net loan portfolio increased at a 1.3% annual rate from year end 2007 through March 31, 2012. Loan growth in 2010 was supported by the acquisition of the Earthstar Bank loans, which was partially offset by a decrease in the loans receivable portfolio. In 2011 and the first quarter of 2012, the decline in net loans was primarily due to a decrease in loans receivable and, to a lesser extent, a decrease in covered loans. Over the past five and one-quarter years, the Company's loans receivable portfolio declined from a peak balance of $164.8 million at year end 2008 to $122.2 million at March 31, 2012. The Company also maintained $24.4 million of covered loans at March 31, 2012. Overall, after taking into account the covered

Table 1.1
Polonia Bancorp, Inc.
Historical Balance Sheet Data

	At Year Ended December 31, 2011										At March 31,		12/31/07-03/31/12 Annual. Growth Rate
	2007		2008		2009		2010		2011		2012		
	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Pct (%)
Total Amount of:													
Assets	$200,597	100.00%	$220,236	100.00%	$218,071	100.00%	$298,829	100.00%	$265,050	100.00%	$259,964	100.00%	6.29%
Cash and cash equivalents	3,826	1.91%	4,671	2.12%	8,427	3.86%	54,005	18.07%	17,416	6.57%	22,017	8.47%	50.95%
Investment securities	45,885	22.87%	37,789	17.16%	44,382	20.35%	53,478	17.90%	73,945	27.90%	72,158	27.76%	11.24%
Net loans (2)	137,280	68.44%	163,759	74.36%	150,177	68.87%	170,473	57.05%	153,352	57.86%	145,171	55.84%	1.32%
FHLB stock	1,271	0.63%	2,279	1.03%	2,279	1.05%	3,466	1.16%	2,823	1.07%	2,681	1.03%	19.20%
Bank-owned life insurance	4,173	2.08%	3,936	1.79%	4,053	1.86%	4,140	1.39%	4,200	1.58%	4,211	1.62%	0.21%
FDIC indemnification asset	-	0.00%	-	0.00%	-	0.00%	5,397	1.81%	5,219	1.97%	5,129	1.97%	NM
Deposits	$163,217	81.37%	$164,586	74.73%	$164,207	75.30%	$239,706	80.22%	$203,016	76.60%	$203,175	78.16%	5.29%
Borrowings	10,098	5.03%	28,553	12.96%	26,474	12.14%	28,426	9.51%	31,091	11.73%	25,946	9.98%	24.86%
Equity	$23,994	11.96%	$23,604	10.72%	$23,845	10.93%	$27,260	9.12%	$27,638	10.43%	$27,833	10.71%	3.55%
Loans/Deposits		84.11%		99.50%		91.46%		71.12%		75.54%		71.45%	
Full Service Offices	5		5		5		9		7		7		

(1) Ratios are as a percent of ending assets.
(2) Includes $32.8 million, $25.7 million and $24.4 million of covered loans at December 31, 2010, December 31, 2011 and March 31, 2012, respectively.

Sources: Polonia Bancorp's prospectus, audited and unaudited financial statements and RP Financial calculations.

loans, the concentration of net loans comprising assets decreased from 68.4% at year end 2007 to 55.8% at March 31, 2012.

Trends in the Company's loans receivable portfolio composition show little variation over the past five and one-quarter years, with the loan portfolio remaining concentrated in 1-4 family permanent mortgage loans throughout the period. One-to-four family permanent mortgage loans comprised 87.0% of loans receivable (excluding covered loans) at March 31, 2012, versus 87.4% of loans receivable at year end 2007. Commercial real estate/multi-family loans constitute the primary area of lending diversification for the Company, comprising 6.2% and 7.1% of total loans receivable at March 31, 2012 and December 31, 2007, respectively. Other areas of lending diversification for the Company include home equity loans and lines of credit and consumer loans. Home equity loans and lines of credit accounted for 3.8% of the loans receivable portfolio at March 31, 2012, versus 3.9% at year end 2007. Consumer loans, inclusive of non-covered purchased consumer loans, comprised 3.1% of loans receivable at March 31, 2012 and 1.6% of loans receivable at year end 2007. The Company maintained $24.4 million of covered loans at March 31, 2012, which consisted of $13.8 million or 56.4% of 1-4 family permanent mortgage loans, $10.5 million or 43.2% of commercial real estate/multi-family loans and $117,000 or 0.5% of commercial business loans.

The intent of the Company's investment policy is to provide adequate liquidity and to generate a favorable return within the context of supporting Polonia Bancorp's overall credit and interest rate risk objectives. It is anticipated that proceeds retained at the holding company level will primarily be invested into investments with short-term maturities. Over the past five and one-quarter years, the Company's level of cash and investment securities (inclusive of FHLB stock) ranged from a low of 20.3% of assets at year end 2008 to a high of 37.3% of assets at March 31, 2012. Cash and investments increased significantly in 2010 in connection with the acquisition of Earthstar Bank. Since year end 2010, the cash realized from the Earthstar Bank acquisition was mostly redeployed into investments and to fund deposit run-off. The Company also paid down borrowings in the first quarter of 2012. Mortgage-backed securities have consistently comprised the major portion of the Company's investment holdings over the past five and one-quarter years and are generally purchased as a means to deploy excess liquidity at more favorable yields than other investment alternatives that are consistent with Polonia Bancorp's investment philosophy. The mortgage-backed securities portfolio consists of securities that are guaranteed or insured by GSEs. As of March 31, 2012, the mortgage-backed securities portfolio totaled $65.1 million. Mortgage-backed securities maintained as held to maturity equaled $55.6 million at March 31, 2012, with the remaining $9.5 million of the portfolio maintained as available for sale. As of March 31, 2012, the net unrealized gain on the available for sale mortgage-backed securities portfolio equaled $508,000. Beyond the mortgage-backed securities portfolio, investment securities held by the Company at March 31, 2012 consisted of $7.0 million of corporate debt securities, which had a net unrealized gain of $37,000 at March 31, 2012. Exhibit I-4 provides historical detail of the Company's investment portfolio. Other investments held by Company at March 31, 2012 consisted of $2.7 million of FHLB stock. The Company also held cash and cash equivalents amounting to $22.0 million or 8.5% of assets at March 31, 2012, which was above historical levels typically maintained by the Company.

The Company also maintains an investment in bank-owned life insurance ("BOLI") policies, which cover the lives of the Company's three executive officers. The purpose of the investment is to provide funding for the benefit plans of the covered individuals. The life insurance policies earn tax-exempt income through cash value accumulation and death proceeds. As of March 31, 2012, the cash surrender value of the Company's BOLI equaled $4.2 million.

As of March 31, 2012, the balance of the FDIC indemnification asset recorded in connection with the acquisition of Earthstar Bank was $5.1 million or 2.0% of assets. The Company will review and update the fair value of the asset prospectively as loss estimates related to covered loans change. The ultimate realization of the FDIC indemnification asset depends on the performance of the underlying covered assets, the passage of time and claims paid by the FDIC.

Over the past five and one-quarter years, Polonia Bancorp's funding needs have been addressed through a combination of deposits, borrowings and internal cash flows. From year end 2007 through March 31, 2012, the Company's deposits increased at a 5.3% annual rate. The substantial portion of the deposit growth was realized through the deposits assumed in connection with the acquisition of Earthstar Bank, with the fair value of deposits assumed totaling $90.6 million. Total deposits increased from $164.2 million at year end 2009 to $239.7 million at year end 2010, as the deposits assumed from the Earthstar acquisition were partially offset by deposit run-off. Additional deposit run-off was experienced during 2011, primarily consisting of maturing CDs and money market deposits that were assumed from the Earthstar Bank acquisition. The Company elected not to match higher rates offered in the marketplace to facilitate deposit run-off of deposits that were earning relatively high rates assumed from the Earthstar Bank acquisition. Total deposits equaled $203.2 million or 78.2% of assets at March

31, 2012. CDs accounted for 53.3% of total deposits at March 31, 2012, versus 52.1% of total deposits at year end 2009.

Borrowings serve as an alternative funding source for the Company to address funding needs for growth and to support management of deposit costs and interest rate risk. From year end 2007 through March 31, 2012, borrowings increased at an annual rate of 24.9%. The relatively high growth rate reflected for borrowings was largely related to the modest balance of borrowings maintained at year end 2007. The Company's utilization of borrowings reached a peak balance of $31.1 million or 11.7% of assets at December 31, 2011 and then declined to $25.9 million or 10.0% of assets at March 31, 2012. Borrowings held by the Company at March 31, 2012 consisted entirely of FHLB advances.

The Company's equity increased at a 3.6% annual rate from year end 2007 through March 31, 2012, which was mostly attributable to acquisition related gains recorded in 2010. Capital growth did not keep pace with asset growth over the past five and one-quarter years, which provided for a decrease in the Company's equity-to-assets ratio from 12.0% at year end 2007 to 10.7% at March 31, 2012. All of the Company's capital is tangible capital. Polonia Bank maintained capital surpluses relative to all of its regulatory capital requirements at March 31, 2012. The addition of stock proceeds will serve to strengthen the Company's capital position, as well as support growth opportunities. At the same time, Polonia Bancorp's ROE will initially be depressed following its stock conversion as the result of the significant increase that will be realized in the Company's pro forma capital position.

Income and Expense Trends

Table 1.2 shows the Company's historical income statements for the past five years and for the twelve months ended March 31, 2012. The Company's reported earnings over the past five and one-quarter years ranged from a net loss of $325,000 or 0.17% of average assets in 2007 to net income of $3.2 million or 1.44% of average assets in 2010. For the twelve months ended March 31, 2012, the Company reported net income of $481,000 or 0.18% of average assets. The relatively high earnings reported for 2010 were supported by acquisition related gains, which are not viewed as part of the Company's core or recurring earnings. Net interest income and operating expenses represent the primary components of the Company's recurring earnings. Revenues derived from sources of non-interest operating income have been a relatively limited contributor to the Company's earnings. Favorable credit quality measures

Table 1.2
Polonia Bancorp, Inc.
Historical Income Statements

	For the Year Ended December 31,										For the 12 months Ended 03/31/12	
	2007		2008		2009		2010		2011			
	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)
Interest income	$10,297	5.24%	$11,069	5.24%	$10,707	4.83%	$9,845	4.48%	$11,421	4.17%	$11,205	4.22%
Interest expense	(5,639)	-2.87%	(5,312)	-2.51%	(5,000)	-2.26%	(3,675)	-1.67%	(3,389)	-1.24%	(3,236)	-1.22%
Net interest income	$4,658	2.37%	$5,757	2.72%	$5,707	2.58%	$6,170	2.80%	$8,032	2.93%	$7,969	3.00%
Provision for loan losses	(31)	-0.02%	(85)	-0.04%	(252)	-0.11%	115	0.05%	(440)	-0.16%	(504)	-0.19%
Net interest income after provisions	$4,627	2.36%	$5,672	2.68%	$5,455	2.46%	$6,285	2.86%	$7,592	2.77%	$7,465	2.81%
Other operating income	$761	0.39%	$373	0.18%	$670	0.30%	$850	0.39%	$753	0.27%	$794	0.30%
Operating expense	(5,878)	-2.99%	(6,101)	-2.89%	(6,559)	-2.96%	(7,645)	-3.48%	(8,595)	-3.14%	(8,522)	-3.21%
Net operating income	($490)	-0.25%	($56)	-0.03%	($434)	-0.20%	($510)	-0.23%	($250)	-0.09%	($263)	-0.10%
Non-Operating Income												
Investment securities gains (losses), net	-	0.00%	(411)	-0.19%	$486	0.22%	$294	0.13%	$254	0.09%	$254	0.10%
Gain on sale of loans	-	0.00%	123	0.06%	288	0.13%	366	0.17%	456	0.17%	598	0.23%
Acquisition related gains	-	0.00%	-	0.00%	-	0.00%	4,600	2.09%	-	0.00%	-	0.00%
Net non-operating income	$0	0.00%	($288)	-0.14%	$774	0.35%	$5,260	2.39%	$710	0.26%	$852	0.32%
Net income before tax	($490)	-0.25%	($344)	-0.16%	$340	0.15%	$4,750	2.16%	$460	0.17%	$589	0.22%
Income tax provision	165	0.08%	98	0.05%	(9)	0.00%	(1,586)	-0.72%	(61)	-0.02%	(108)	-0.04%
Net income (loss)	($325)	-0.17%	($246)	-0.12%	$331	0.15%	$3,164	1.44%	$399	0.15%	$481	0.18%
Adjusted Earnings												
Net income	($325)	-0.17%	($246)	-0.12%	$331	0.15%	$3,164	1.44%	$399	0.15%	$481	0.18%
Add(Deduct): Net gain/(loss) on sale	0	0.00%	288	0.14%	(774)	-0.35%	(5,260)	-2.39%	(710)	-0.26%	(852)	-0.32%
Tax effect (2)	-	0.00%	(115)	-0.05%	310	0.14%	2,104	0.96%	284	0.10%	341	0.13%
Adjusted earnings	($325)	-0.17%	($73)	-0.03%	($133)	-0.06%	$8	0.00%	($27)	-0.01%	($30)	-0.01%
Expense Coverage Ratio (3)	0.79		0.94		0.87		0.81		0.93		0.93	
Efficiency Ratio (4)	108.3%		99.5%		102.9%		109.0%		98.1%		97.3%	

(1) Ratios are as a percent of average assets.
(2) Assumes a 40.0% effective tax rate.
(3) Expense coverage ratio calculated as net interest income before provisions for loan losses divided by operating expenses.
(4) Efficiency ratio calculated as operating expenses divided by the sum of net interest income before provisions for loan losses plus other income (excluding net gains).

Sources: Polonia Bancorp's prospectus, audited & unaudited financial statements and RP Financial calculations.

have served to limit the amount of loan loss provisions established over the past five and one-quarter years. With the exception of acquisition related gains realized from the acquisition of Earthstar Bank in 2010, gains and losses have been a relatively minor factor in the Company's earnings over the past five and one-quarter years.

Over the past five and one-quarter years, the Company's net interest income to average assets ratio ranged from a low of 2.37% during 2007 to a high of 3.00% during the twelve months ended March 31, 2012. The comparatively higher net interest income ratios reported since 2009 have been facilitated by wider yield-cost spreads, as the decline in short-term interest rates and resulting steeper yield curve has provided for a more significant decline in the Company's funding costs relative to less rate sensitive interest-earning asset yields. Deposit run-off consisting primarily of relatively higher costing CDs and money market deposits also contributed to reducing the Company's cost of funds. The Company's interest rate spread equaled 3.01% during the first quarter of 2012, versus an interest rate spread of 2.55% during 2009. The Company's net interest rate spreads and yields and costs for the past three and one-quarter years are set forth in Exhibits I-3 and I-5.

Non-interest operating income has been a fairly stable and somewhat of a limited contributor to the Company's earnings, reflecting the Company's limited diversification into products and services that generate sources of non-interest operating income. Throughout the period shown in Table 1.2, sources of non-interest operating income ranged from a low of 0.18% of average assets during 2008 to a high of 0.39% of average assets during 2007 and 2009. For the twelve months ended March 31, 2012, the Company reported non-interest operating income of $794,000 or 0.30% of average assets. Rental income and service fees on deposit accounts constitute the largest sources of non-interest operating income for the Company.

Operating expenses represent the other major component of the Company's earnings, ranging from a low of 2.89% of average assets during 2008 to a high of 3.48% of average assets during 2010. For the twelve months ended March 31, 2012, operating expenses equaled $8.5 million or 3.21% of average assets. The increase in operating expenses reported for 2010 was mostly related to the Company's investment in a subsidiary established to manage and dispose of foreclosed real estate. Operating expenses were higher during 2011 compared to 2010, which was mostly related to an increase in compensation and employee benefits primarily resulting from the acquisition of Earthstar Bank. The increase in operating expenses for 2011 was partially offset by the decrease in expense related to the Company's investment in a subsidiary to manage and dispose of foreclosed real estate. Overall, the Company's has maintained relatively high levels of operating expenses for an institution that has maintained a traditional thrift operating strategy, as reflected by a loan portfolio concentrated in 1-4 family permanent mortgage loans and limited diversification of products and services that generate revenues from sources of non-interest operating income. Upward pressure will be placed on the Company's operating expense ratio following the second-step offering due to additional stock benefit plan expenses. At the same, the increase in capital realized from the stock offering will increase the Company's capacity to leverage operating expenses through more aggressive growth of the balance sheet.

Overall, the general trends in the Company's net interest margin and operating expense ratio since 2007 reflect a slight increase in core earnings, as indicated by the Company's expense coverage ratio (net interest income divided by operating expenses). Polonia Bancorp's expense coverage ratio equaled 0.79 times during 2007, versus a ratio of 0.93 times during the twelve months ended March 31, 2012. The increase in the expense coverage ratio resulted from an increase in the net interest income ratio, which was partially offset by a less significant increase in the operating expense ratio. Similarly, Polonia Bancorp's efficiency ratio (operating expenses, net of amortization of intangibles, as a percent of the sum of net interest income and other operating income) of 108.3% for 2007 was less favorable than its efficiency ratio of 97.3% for the twelve months ended March 31, 2012.

During the period covered in Table 1.2, maintenance of generally favorable credit quality measures served to limit the impact of loan loss provisions on the Company's earnings. Over the past five and one-quarter years, loan loss provisions established by the Company ranged from a recovery of 0.05% of average assets during 2010 to a high of 0.19% of average assets during the twelve months ended March 31, 2012. As of March 31, 2012, the Company maintained loan loss allowances of $1.1 million, which included an allocation of $73,000 to covered loans of $24.4 million. Exhibit I-6 sets forth the Company's loan loss allowance activity during the past five and one-quarter years.

Non-operating income over the past five and one-quarter years has primarily consisted of gains and losses on the sale of investment securities and gains on the sale of loans. Overall, non-operating income ranged from a net loss of 0.14% of average assets during 2008 to net gains equal to 2.39% of average assets during 2010. The net gains for 2010 included acquisition related gains of $4.6 million or 2.09% of average assets. For the twelve months ended March 31, 2012, the Company reported net gains of $852,000 or 0.32% of average assets. The net gains for the most recent twelve month period consisted of gains on the sale of loans and investment securities of $598,000 and $254,000, respectively. Loan sale gains reflect the sale of fixed rate 1-4 family loan originations to the secondary market for purposes of interest rate risk management and, therefore, represent an ongoing activity for the Company. Comparatively, the other components of the Company's non-operating income are viewed as non-recurring income items. However, gains realized through secondary market activities are subject to a certain degree of volatility as well, given the dependence of such gains on the interest rate environment and the strength of the regional housing market.

The Company's effective tax rate ranged from a low of 2.65% during 2009 to a high of 33.67% during 2007. As set forth in the prospectus, the Company's marginal effective statutory tax rate is 40.0%.

Interest Rate Risk Management

The Company's balance sheet is liability-sensitive in the short-term (less than one year) and, thus, the net interest margin will typically be adversely affected during periods of rising and higher interest rates, as well as in the interest rate environment that generally prevailed during 2007, in which the yield curve was flat or inverted. Comparatively, the Company's interest rate spreads will tend to benefit when short-term interest rates decline and the yield curve steepens. As of March 31, 2012, Net Portfolio Value ("NPV") analysis indicated that a 2.0% instantaneous and sustained increase in interest rates would result in a 17% decline in Polonia Bancorp's NPV (see Exhibit I-7).

The Company pursues a number of strategies to manage interest rate risk, particularly with respect to seeking to limit the repricing mismatch between interest rate sensitive assets and liabilities. The Company manages interest rate risk from the asset side of the balance sheet through selling online originations of fixed rate 1-4 family loans generated through the Internet, investing in certain securities that mature or reprice within five years, maintaining a portion of the investment portfolio as available for sale and diversifying into other types of lending beyond 1-4 family permanent mortgage loans which consists primarily of shorter term fixed rate loans or balloon loans. As of March 31, 2012, ARM loans comprised 10.7% of total loans due after March 31, 2013 (see Exhibit I-8). On the liability side of the balance sheet, management of interest rate risk has been pursued through utilizing FHLB advances with initial maturities out to ten years and emphasizing growth of lower costing and less interest rate sensitive transaction and savings account deposits. Transaction and savings account deposits comprised 46.7% of the Company's deposit composition at March 31, 2012.

The infusion of stock proceeds will serve to further limit the Company's interest rate risk exposure, as most of the net proceeds will be redeployed into interest-earning assets and the increase in the Company's capital position will lessen the proportion of interest rate sensitive liabilities funding assets.

Lending Activities and Strategy

Polonia Bancorp's lending activities have traditionally emphasized 1-4 family permanent mortgage loans and such loans continue to comprise the major portion of the Company's loan portfolio. Beyond 1-4 family loans, lending diversification by the Company has emphasized commercial real estate/multi-family loans followed by home equity loans and lines of credit. Other areas of lending diversification for the Company have been limited to consumer loans, which primarily consist of education loans. The Company also holds a small amount of commercial business loans, which were loans acquired from Earthstar Bank. Going forward, the Company's lending strategy is to remain primarily a 1-4 family lender, with areas of lending diversification continuing to emphasize commercial real estate/multi-family loans and home equity loans and lines of credit. Exhibit I-9 provides historical detail of Polonia Bancorp's loan portfolio composition over the past five and one-quarter years and Exhibit I-10 provides the contractual maturity of the Company's loan portfolio by loan type as of March 31, 2012.

Polonia Bancorp currently only offers fixed rate loans for 1-4 family permanent mortgage loans, with terms ranging from 10 to 30 years. Loan originations are generally underwritten to secondary market guidelines. The Company's current philosophy is to sell loans generated online through Internet mortgage loan sites and to retain loans generated through walk-in customers. Loans are typically sold with servicing released. As of March 31, 2012, the Company's outstanding balance of 1-4 family loans equaled $120.0 million or 81.9% of total loans outstanding and included $13.8 million of covered loans.

The Company's 1-4 family lending activities include home equity loans and lines of credit. Home equity loans are originated as fixed rate loans for terms of up to 15 years. Home equity lines of credit are tied to the prime rate as published in *The Wall Street Journal* and are offered for terms of up to 25 years with a maximum ten year draw period. The Company will originate home equity loans and lines of credit up to a maximum loan-to value ("LTV") ratio of

80.0%, inclusive of other liens on the property. As of March 31, 2012, the Company's outstanding balance of home equity loans and lines of credit totaled $4.6 million or 3.1% of total loans outstanding.

The balance of the mortgage loan portfolio consists of commercial real estate and multi-family loans, which are collateralized by properties in the Company's regional lending area. Polonia Bancorp originates commercial real estate and multi-family loans up to a maximum LTV ratio of 80.0% and requires a minimum debt-coverage ratio of 1.25 times. Loan terms typically provide for up to 25 year amortizations, with a five year repricing term and a 15 year balloon provision. Properties securing the commercial real estate loan portfolio include apartment buildings and mix-use properties. Most of the commercial real estate and multi-family loans held in the Company's loan portfolio consist of loan participations that were purchased from other local financial institutions. The purchased loan participations are subjected to the same underwriting criteria as loans originated by the Company. As of March 31, 2012, the Company's outstanding balance of multi-family and commercial real estate loans totaled $18.1 million equal to 12.3% of total loans outstanding and included $10.5 million of covered loans.

Except for the Earthstar Bank commercial business loans that were acquired by the Company, the Company's diversification into non-mortgage loans has been limited to consumer loans. Commercial business loans acquired by the Company are covered loans and amounted to $117,000 at March 31, 2012.

Beyond home equity loans and home equity lines of credit, education loans constitute the major portion of the Company's consumer loan portfolio. Education loans are offered to students of Pennsylvania colleges and universities and are 100% guaranteed by the state of Pennsylvania. As of March 31, 2012, the Company held $2.8 million of education loans. The Company has stopped offering education loans and, thus, the portfolio of education loans will gradually pay down. The balance of the consumer loan portfolio consists substantially of various types of installment loans and loans secured by deposits, most of which were non-covered loans of Earthstar Bank that were acquired by the Company. As of March 31, 2012, the consumer loan portfolio (exclusive of home equity loans and lines of credit) totaled $3.8 million or 2.6% of total loans outstanding and included $972,000 of non-covered purchased loans.

Asset Quality

The Company's historical 1-4 family lending emphasis and lending in local and familiar markets have supported the maintenance of relatively favorable credit quality measures, even as credit market conditions have experienced significant deterioration in recent years. Over the past five and one-quarter years, Polonia Bancorp's balance of non-performing assets ranged from a low of 0.11% of assets at year end 2007 to a high of 1.26% of assets at year end 2009. The Company held $2.9 million of non-performing assets at March 31, 2012, equal to 1.11% of assets. As shown in Exhibit I-11, non-performing assets at March 31, 2012 consisted of $2.5 million of non-accruing loans and $352,000 of other real estate owned ("OREO"). One-to-four family loans accounted for the largest portion of the non-accruing loan balance at March 31, 2012, followed by multi-family and commercial real estate loans.

To track the Company's asset quality and the adequacy of valuation allowances, Polonia Bancorp has established detailed asset classification policies and procedures which are consistent with regulatory guidelines. Classified assets are reviewed monthly by senior management and the Board. Pursuant to these procedures, when needed, the Company establishes additional valuation allowances to cover anticipated losses in classified or non-classified assets. As of March 31, 2012, the Company maintained allowance for loan losses of $1.1 million, equal to 0.79% of net loans receivable and 45.21% of non-performing loans.

Funding Composition and Strategy

Deposits have consistently served as the Company's primary funding source and at March 31, 2012 deposits accounted for 88.7% of Polonia Bancorp's interest-bearing funding composition. Exhibit I-12 sets forth the Company's deposit composition for the past three and one-quarter years. CDs constitute the largest concentration of the Company's deposit composition, with the concentration of CDs comprising total deposits remaining at a fairly stable level over the past three and one-quarter years. As of March 31, 2012, the CD portfolio totaled $108.3 million or 53.3% of total deposits, versus comparable measures of $85.5 million and 52.1% of total deposits at year end 2009. CDs with scheduled maturities of one year or less comprised 55.9% of the Company's CDs at March 31, 2012. Exhibit I-13 sets forth the maturity schedule of the Company's CDs as of March 31, 2012. As of March 31, 2012, jumbo CDs (CD accounts with balances of $100,000 or more) amounted to $39.8 million or 36.8% of total CDs. Historically, the Company has not utilized brokered CDs as a funding source.

The Company maintained $94.9 million of savings and transaction account deposits at March 31, 2012, which equaled 46.7% of total deposits. Comparatively, core deposits equaled $78.7 million or 47.9% of total deposits at year end 2009. Since year end 2009, money market account deposits have been the primary source of the Company's core deposit growth. Most of money market deposit growth was related to deposits assumed in the Earthstar Bank acquisition. Money market account deposits comprise the largest concentration of the Company's core deposits and, as of March 31, 2012, money market account deposits equaled $42.7 million or 45.0% of total core deposits.

Borrowings serve as an alternative funding source for the Company to facilitate management of funding costs and interest rate risk. The Company maintained $25.9 million of borrowings at March 31, 2012 with a weighted average rate of 2.82%. Borrowings held by the Company at March 31, 2012 consisted entirely of FHLB advances with remaining terms out to 2018. Exhibit I-14 provides further detail of the Company's borrowings activities during the past three and one-quarter years.

<u>Subsidiaries</u>

Polonia Bancorp's only direct subsidiary is Polonia Bank. Polonia Bank has two wholly-owned subsidiaries:

Polonia Bank Mutual Holding Company ("PBMHC"). PBMHC, a Delaware corporation, was formed in 1997 to hold certain assets and conduct certain investment activities of Polonia Bank.

Community Abstract Agency LLC ("Community Abstract"). Community Abstract, a Pennsylvania limited liability company, was formed in 1999 to provide title insurance services.

<u>Legal Proceedings</u>

The Company is not currently party to any pending legal proceedings that the Company's management believes would have a material adverse effect on the Company's financial condition, results of operations or cash flows.

II. MARKET AREA

Introduction

Headquartered in Huntingdon Valley, Pennsylvania, Polonia Bancorp serves southeastern Pennsylvania through the main office and six branch offices. On December 10, 2010, Polonia Bancorp completed the acquisition of Earthstar Bank, a state chartered bank headquartered in Southampton, Pennsylvania. All four of Earthstar Bank's banking offices were reopened as branches of Polonia Bank. In May 2011, the Company consolidated one of its branches located in Philadelphia County into an Earthstar Bank branch and consolidated one of Earthstar Bank's branches located in Bucks County into its main office. The Company's current branch network covers a two-county market area of Philadelphia County and Montgomery County. The main office is maintained in Montgomery County and the six branch offices are maintained in Philadelphia County. All of the Company's branches fall within the Philadelphia MSA ("Metropolitan Statistical Area"). Exhibit II-1 provides information on the Company's office facilities.

The Philadelphia MSA is the nation's sixth largest metropolitan area in terms of total population. Based on 2011 census data, the Philadelphia MSA population was estimated at 6.0 million. The two counties served by the Company's branches had a total population of approximately 2.3 million. The Greater Philadelphia area economy is typical of the cities in the northeast corridor, where the traditional manufacturing-based economy has diminished and the service sector has been the primary source of growth. Overall, the Philadelphia MSA maintains a fairly diversified economic base, as traditional employers in the manufacturing and financial services industry have been bolstered by growth in the life sciences and healthcare industries as well as the information technology and communication sectors.

Future growth opportunities for Polonia Bancorp depend on the future growth and stability of the local and regional economy, demographic growth trends, and the nature and intensity of the competitive environment. These factors have been briefly examined to help determine the growth potential that exists for the Company, the relative economic health of the Company's market area, and the resultant impact on value.

National Economic Factors

The future success of the Company's operations is partially dependent upon various national and local economic trends. In assessing national economic trends over the past few quarters, manufacturing and non-manufacturing activity continued to expand in October 2011, but at a slower pace compared to September. Jobs data for October continued to imply a slow recovery, with 80,000 jobs added and the unemployment rate ticking down to 9.0%. Economists' had forecasted a gain of 95,000 jobs for October. Retail sales and the index of leading economic indicators both increased in October. Sales of existing homes were also higher in October, but prices continued to decline as a glut of foreclosures kept pressure on home prices. An increase in manufacturing activity during November and a brighter jobs report for November provided further evidence that the recovery was gaining momentum. November employment data showed 120,000 jobs were added and the unemployment rate declined to 8.6%. However, the pace of growth in the service sector was slower in November and November retail sales showed only a modest increase from October. Housing starts surged 9.3% in November, which was fueled by construction of apartments, townhouses and other multi-family properties. Increases in November durable-goods orders and single-family home sales also suggested that the economy was improving. Manufacturing activity expanded at a slightly higher rate in December, as the index which measures manufacturing activity reached a six month high. The pace of non-manufacturing activity picked up as well in December. Employers added 200,000 jobs in December, which pushed the December unemployment rate down to 8.5%. December was the third consecutive month of retail sales showing slower growth and new home construction declined in December. Declining home prices and attractive mortgage rates supported a gain in existing home sales for December. Comparatively, sales of new homes declined in December and for all of 2011 new home sales were the lowest since the Census Bureau began tracking such sales in 1963. A more positive economic outlook was indicated by the 3% increase in December durable-goods orders and fourth quarter GDP increased at a 2.8% annual rate (subsequently revised up to 3.0%), the fastest pace since the second quarter of 2010.

Economy data for the first month of 2012 generally reflected an improving economy. Manufacturing activity increased in January, marking the 30th straight month of increased factory activity. January non-manufacturing activity showed a healthy increase as well. Employers added 243,000 jobs in January, which was more than expected, and the unemployment rate for January declined to 8.3%. The January unemployment rate was the lowest since February 2009. Retail sales were up slightly in January and industrial production was unchanged in January, with both readings falling short of expectations. Residential construction was up 1.5% in January, but remained low by historical standards. Sales of existing homes also rose in January, while new home sales were down slightly in January but higher than a year ago. February data generally pointed towards an improving economy, as employment showed solid growth for the third straight month and the February unemployment rate held steady at 8.3%. The service industry grew at its fastest pace in a year in February, while manufacturing activity continued to expand in February as well but at a slower rate compared to January. February retail sales were up 1.1% from January, the biggest jump in five months. New and existing home sales declined in February and residential construction was down as well in February, but permits for new residential construction in February climbed to their highest level since October 2008. The pace of manufacturing activity picked up steam in March, while service activity expanded at a slower rate in March. Employers added 120,000 jobs in March, which was far less than expected, and the March unemployment rate dropped to 8.2%. Retail sales showed a healthy increase in March, which was believed to be supported by recent job growth and unseasonably mild weather throughout most regions of the U.S. Housing data for March was somewhat mixed, but, in general, the recovery for housing market remained slow and uneven. New home construction was down in March, while permits for future building reached their highest level since September 2008. Similarly, sales of existing homes declined in March, but pending home sales of existing homes were up in March. First quarter GDP increased at a 2.2% annual rate, versus 3.0% in the fourth quarter and below expected growth of 2.5%.

Manufacturing activity accelerated in April 2012, while April service sector activity expanded at a slightly lower rate in April. Employment data for April showed a decrease in hiring for a second straight month, although the April unemployment rate fell to 8.1%.

In terms of interest rates trends over the past few quarters, the yield on the 10-year Treasury remained below 2.0% at the start of the fourth quarter of 2011 and then edged above 2.0% heading into mid-October, as signs of stronger growth eased concerns that the economy was slipping back into a recession. Long-term Treasury yields stabilized for the balance of October and then edged lower at the beginning of November, as investors continued to be attracted to the safety of U.S. Treasury bonds. The Federal Reserve concluded its early-November meeting by keeping its target rate near zero, but lowered its jobs forecast for 2012. Wholesale and consumer prices edged down in October, which served to ease inflation concerns and helped to keep Treasury yields at historic lows with the 10-year Treasury yield hovering around 2.0% into late-November. A rise in consumer confidence in November and investors moving back into stocks pushed the yield on the 10-year Treasury back above 2.0% at the end of November. Treasury yields continued to edge higher at the start of December, following the better-than-expected jobs report for November. Disappointing November retail sales and the Federal Reserve's guarded assessment of the economy helped to push the 10-year Treasury yield under 2.0% in mid-December. The Federal Reserve concluded its mid-December meeting by keeping its target rate the same and reiterated that short-term rates are likely to stay near zero until mid-2013. Little change in November wholesale and consumer prices indicated that inflation was slowing down. Data showing a healthier economy and consumer confidence increasing to a six month high pushed the 10-year Treasury yield back up to 2.0% in late-December.

Long-term Treasury yields remained fairly stable during the first half of January 2012 and then declined on more signs of weaker than expected economic growth and Standard & Poor's downgrade of France's debt along with eight other euro-zone countries. Low inflation reflected in the December wholesale and retail prices, along with the Federal Reserve's announcement to keep rates low at least through 2014, helped to keep long-term Treasury yields near historic lows through the end of January. Data that generally showed an improving economy in January, including a better-than-expected jobs report for January, pushed Treasury yields slightly higher in early-February with the yield on the 10-year Treasury edging above 2.0%. However, investors moved backed into the safety of U.S. Treasury bonds heading into mid-February, reflecting renewed fears of a Greek default and a drop in consumer confidence during February. Long-term Treasury yields edged higher in mid-February, as investors reacted to news of higher consumer prices in January including an increase in "core" consumer prices. The interest rate environment remained fairly stable through the end of February and into early-March. Investors moved out of Treasury bonds in mid-March, pushing yields to their highest level since October, as signs of an improving economy reduced prospects for another round of bond buying by the Federal Reserve.

Treasury yields edged lower at the start of the second quarter of 2012, as the 10-year Treasury yield declined to 2.0% in mid-April. A weaker than expected employment report for March and mounting concerns about Europe's debt problems were noted factors that pushed investors back into U.S. bonds. Interest rates stabilized through the second half of April, with the yield on the 10-year Treasury remaining slightly below 2.0% for the balance of April. The late-April meeting of the Federal Reserve concluded with a reaffirmation of their plan to keep short-term interest rates near zero until late 2014 to support economic growth. Disappointing job growth reflected in the April employment data pushed Treasury yields lower in early-May. As of May 4, 2012, the bond equivalent yields for U.S. Treasury bonds with terms of one and ten years equaled

0.18% and 1.91%, respectively, versus comparable year ago yields of 0.19% and 3.25%. Exhibit II-2 provides historical interest rate trends.

Based on the consensus outlook of economists surveyed by The Wall Street Journal in April 2012, economic growth is expected to increase slightly in 2012 compared to 2011. The economists forecasted GDP growth of 2.5% for 2012 compared to 1.6% for 2011. Most of the economists expect that the unemployment rate will be at 7.9% by the end of 2012 and, on average, 191,000 jobs will be added per month over the next year. On average, the economists did not expect the Federal Reserve to begin raising its target rate until late 2013 and the 10-year Treasury yield would increase to 2.55% by the end of 2012. The surveyed economists also forecasted home prices would be substantially unchanged in 2012 and housing starts would increase slightly in 2012.

Market Area Demographics

Demographic and economic growth trends, measured by changes in population, number of households, age distribution and median household income, provide key insight into the health of the market area served by Polonia Bancorp (see Table 2.1).

Philadelphia County has a larger population base and is a more urban market compared to Montgomery County, with both counties experiencing an increase in population during the 2010 to 2011 period. Philadelphia County's population increased 0.5% during 2011, which was slightly above the comparable Montgomery County growth rate of 0.3%. Pennsylvania's population increased by 0.3% during 2011, versus 0.6% population growth for the U.S. Over the next five years, projected population growth rates showed slightly stronger growth for Montgomery County and slightly slower growth for Philadelphia County compared to their respective growth rates for 2011. Population growth for Pennsylvania is projected to remain stable over the next five years, while the U.S. population growth rate is projected to increase slightly. Growth and projected growth in households generally mirrored the population growth rates during the period covered in Table 2.1. The slower demographic growth projected for Philadelphia County is a characteristic typical of mature, densely populated markets throughout the Northeast Corridor.

Median household and per capita income were significantly lower in Philadelphia County compared to Montgomery County, while Montgomery County's measures were well above the comparable measures for the U.S. and Pennsylvania. The greater wealth of the more suburban Montgomery County market is consistent with national trends, in which the white collar professionals who work in the cities generally reside in the surrounding suburbs. Additionally,

Table 2.1
Polonia Bancorp, Inc.
Summary Demographic/Economic Data

	Year			Growth Rate	
	2010	2011	2016	2010-2011 (%)	2011-2016 (%)
Population (000)					
United States	308,746	310,704	321,315	0.6%	0.7%
Pennsylvania	12,702	12,736	12,916	0.3%	0.3%
Montgomery County	800	802	821	0.3%	0.5%
Philadelphia County	1,526	1,533	1,549	0.5%	0.2%
Households (000)					
United States	116,716	117,458	121,713	0.6%	0.7%
Pennsylvania	5,019	5,032	5,121	0.3%	0.4%
Montgomery County	308	309	317	0.3%	0.5%
Philadelphia County	600	603	611	0.5%	0.3%
Median Household Income ($)					
United States	54,442	50,227	57,536	-7.7%	2.8%
Pennsylvania	52,723	49,405	58,149	-6.3%	3.3%
Montgomery County	80,500	75,872	85,895	-5.7%	2.5%
Philadelphia County	41,221	35,418	41,986	-14.1%	3.5%
Per Capita Income ($)					
United States	26,739	26,391	30,027	-1.3%	2.6%
Pennsylvania	26,585	26,788	31,059	0.8%	3.0%
Montgomery County	39,859	37,749	44,120	-5.3%	3.2%
Philadelphia County	20,987	20,688	24,099	-1.4%	3.1%
2011 Age Distribution (%)	0-14 Yrs.	15-34 Yrs.	35-54 Yrs.	55-69 Yrs.	70+ Yrs.
United States	19.7	27.5	27.7	16.1	9.1
Pennsylvania	17.8	25.9	27.8	17.4	11.1
Montgomery County	18.6	24.0	29.4	16.9	11.0
Philadelphia County	18.4	33.5	25.1	14.2	8.7
2011 HH Income Dist. (%)	Less Than 25,000	$25,000 to 50,000	$50,000 to 100,000	$100,000+	
United States	24.7	25.1	30.4	19.9	
Pennsylvania	24.8	25.6	31.4	18.2	
Montgomery County	12.8	18.6	33.4	35.1	
Philadelphia County	37.4	26.3	25.1	11.1	

Source: ERSI.

much of the growth in white collar jobs in the Philadelphia MSA has been occurring in suburban markets. Comparatively, the lower per capita and median household income measures for Philadelphia County reflect a higher concentration of blue collar workers, both skilled and unskilled, as well as some areas of poverty areas in the inner city. While median household income and per capita income figures for Montgomery County and Philadelphia County declined to various degrees in 2011, both Montgomery County and Philadelphia County are projected to realize increases in per household income and per capita income over the next five years. The less affluent nature of Philadelphia County is further implied by household income distribution measures, which show that, in comparison to Montgomery County, the U.S. and Pennsylvania, Philadelphia County maintains a much higher percentage of households with incomes of less than $25,000 and a much lower percentage of households with incomes in the upper income brackets. Comparatively, income distribution measures for Montgomery County reflected a relatively high concentration of households with incomes over $100,000.

Local Economy

Comparative employment data shown in Table 2.2 shows that employment in services constituted the major source of jobs in both primary market area counties, as well as for Pennsylvania. Government employment followed by wholesale/retail employment represented the second and third largest employment sectors in Philadelphia County. Comparatively, wholesale/retail employment followed by employment in finance/insurance/real estate represented the second and third largest employment sectors in Montgomery County, The manufacturing industry, once the backbone of the regional economy, has generally experienced a shrinking job base reflecting a trend of manufacturers moving out of urban markets, particularly throughout the Northeast Corridor.

The market area's core industries have been described below.

Financial Services. In 2010, Greater Philadelphia had the 4th-highest concentration ratio for financial activities employment among the nation's largest metro areas. A number of Fortune 1000 banking and financial services companies operate in the area, including all of the money center banks.

Bio-technology and Pharmaceutical Industries. The Philadelphia metropolitan area is one of the leading regions of the world for biotech and pharmaceutical research and development. Among these are some of the world's largest pharmaceutical companies including market leaders such as GlaxoSmithKline, Wyeth and AstraZeneca.

Table 2.2
Polonia Bancorp, Inc.
Primary Market Area Employment Sectors
(Percent of Labor Force)

Employment Sector	Philadelphia	Philadelphia County	Montgomery County
	(% of Total Employment)		
Services	40.6%	52.9%	43.6%
Wholesale/Retail Trade	14.2%	9.1%	15.2%
Government	11.6%	14.6%	6.8%
Finance/Insurance/Real Estate	8.8%	7.8%	12.5%
Manufacturing	8.4%	3.6%	8.0%
Construction	5.2%	2.2%	5.0%
Transportation/Utility	3.9%	3.8%	2.3%
Arts/Entertainment/Rec.	2.1%	2.3%	1.9%
Information	1.6%	1.9%	2.7%
Agriculture	1.0%	0.0%	0.1%
Other	2.5%	1.8%	2.0%
	100.0%	100.0%	100.0%

Source: Bureau of Economic Analysis, 2009

Health Care. Many of the same factors leading to the growth of the bio-tech and pharmaceuticals industries have also made the market area a center for health care. In this regard, there are a variety of primary and secondary health care facilities in the market area with Crozer Keystone Health System and Mercy Health Corp. being among the largest.

Science and Technology. The chemicals industry in greater Philadelphia is the fourth largest in employment among the major metro areas. The greater Philadelphia chamber of commerce notes that more than 36,000 greater Philadelphia residents are employed in science and technology related jobs and the region ranks in the top 10 U.S. metro areas in the number of engineering degrees earned. Furthermore, the area's high concentration of major science, technology and large businesses that utilize technology (e.g., Lockheed Martin, Boeing, SAP, SCT, GlaxoSmith Kline, Merck, the U.S. Navy and others) has created numerous spin-off business opportunities, supports cluster development and act as magnets for other companies to locate to the market area.

Table 2.3 lists the largest employers in the Greater Philadelphia region by number of employees. Growth sectors of the local economy included the life science and healthcare industries, whose expansion has been fostered by the presence of major research universities and a highly educated technically proficient workforce. Similarly, those same factors have contributed to growth in the information technology and communications industries.

Table 2.3
Polonia Bancorp, Inc.
Market Area Largest Employers

Rank	Company	Industry	Employees
1	School District of Philadelphia	Public Administration	26,000
2	Jefferson Health System	Healthcare and Social Assistance	23,000
3	University of Pennsylvania	Educational Services	20,000
4	University of Pennsylvania Health System	Healthcare and Social Assistance	14,000
5	Merck & Company, Inc.	Manufacturing	12,000
6	Supervalu Inc. (Acme)	Retail Trade	11,500
7	Lockheed Martin Corporation	Manufacturing	11,500
8	Wal-Mart	Retail Trade	11,445
9	Catholic Health East	Healthcare and Social Assistance	11,339
10	UPS	Transportation and Warehousing	10,261
11	Christiana Care Health System	Healthcare and Social Assistance	10,000
12	Bank of America Corp.	Finance and Insurance	10,000
13	Aramark Corp.	Administrative and Support Services	9,532
14	Independence Blue Cross	Finance and Insurance	9,500
15	El Du Pont de Nemours & Co	Manufacturing	9,500
16	Johnson & Johnson	Manufacturing	9,328
17	Comcast/Spectacor	Information	9,301
18	Verizon Communications Inc.	Information	9,054
19	Children's Hospital	Healthcare and Social Assistance	9,000
20	Virtua Health	Healthcare and Social Assistance	8,900

Source: Greater Philadelphia Chamber of Commerce and Select Greater Philadelphia, 2008

Real Estate Market

The Philadelphia housing market showed signs of picking up in the fourth quarter of 2011, with declining home prices supporting an increase in home sales. However, for all of 2011 home sales and home prices were down compared to 2010 figures. In 2011, home sales were down by 10.4% in Philadelphia County and 4.6% in Montgomery County, while the median sales price of homes sold showed decreases of 4.3% and 5.4% for Philadelphia County and Montgomery County, respectively.

Unemployment Trends

Unemployment trends for the primary market area counties and Pennsylvania are displayed in Table 2.4. The data indicates that the March 2012 unemployment rate of 7.7% for Pennsylvania was below the U.S. unemployment rate of 8.9%. March 2012 unemployment rates for the primary market area counties were 6.8% in Montgomery County and 10.3% in Philadelphia County. Both of the primary market area counties recorded lower unemployment rates for March 2012 compared to the year ago period, which paralleled the trends for Pennsylvania and the U.S.

Table 2.4
Polonia Bancorp, Inc.
Unemployment Trends (1)

Region	March 2011 Unemployment	March 2012 Unemployment
United States	10.2%	8.9%
Pennsylvania	8.2	7.7
Montgomery County	7.0	6.8
Philadelphia County	10.4	10.3

(1) Unemployment rates have not been seasonally adjusted.

Source: U.S. Bureau of Labor Statistics.

Market Area Deposit Characteristics and Competition

The Company's retail deposit base is closely tied to the economic fortunes of southeastern Pennsylvania and, in particular, the markets that are nearby to Polonia Bancorp's office locations. Table 2.5 displays deposit market trends for the past four years for the Company's market area counties, as well as the state of Pennsylvania. Consistent with the state of Pennsylvania, commercial banks maintained a larger market share of deposits than savings institutions in both of the Company's primary market area counties. For the period covered in Table 2.5, savings institutions experienced an increase in deposit market share in Montgomery County and a decrease in deposit market share in Philadelphia County From 2007 to 2011, annual deposit growth rates for the primary market area counties ranged from negative 4.0% in Montgomery County to positive 3.3% in Philadelphia County, while statewide annual deposit growth equaled 3.7%.

Polonia Bancorp's largest holding and highest market share of deposits is in Philadelphia County, where the Company maintains all but one of its branches. The Company's $130.3 million of deposits at the Philadelphia County branches represented a 0.3% market share of bank and thrift deposits at June 30, 2011. In Montgomery County, the Company's $87.8 million of deposits represented a 0.4% market share of bank and thrift deposits at June 30, 2011. Over the four year period, the Company gained deposit market share in Montgomery County and maintained deposit market share in Philadelphia County.

Table 2.5
Polonia Bancorp, Inc.
Deposit Summary

	As of June 30,						
	2007			2011			Deposit
	Deposits	Market Share	# of Branches	Deposits	Market Share	# of Branches	Growth Rate 2007-2011
	(Dollars in Thousands)						(%)
State of Pennsylvania	$ 259,411,000	100.0%	4,758	$ 300,267,000	100.0%	4,711	3.7%
Commercial Banks	189,718,000	73.1%	3,432	231,733,000	77.2%	3,467	5.1%
Savings Institutions	69,693,000	26.9%	1,326	68,534,000	22.8%	1,244	-0.4%
Montgomery County	$ 26,557,245	100.0%	370	$ 22,524,368	100.0%	367	-4.0%
Commercial Banks	19,263,406	72.5%	238	14,807,704	65.7%	237	-6.4%
Savings Institutions	7,293,839	27.5%	132	7,716,664	34.3%	130	1.4%
Polonia Bancorp (1)	45,891	0.2%	1	87,805	0.4%	1	17.6%
Philadelphia County	$ 44,758,381	100.0%	346	$ 51,052,524	100.0%	329	3.3%
Commercial Banks	26,608,681	59.4%	197	35,808,929	70.1%	186	7.7%
Savings Institutions	18,149,700	40.6%	149	15,243,595	29.9%	143	-4.3%
Polonia Bancorp (1)	122,226	0.3%	4	130,304	0.3%	6	1.6%

(1) June 30, 2011 data includes Earthstar Bank's branches and deposits.

Source: FDIC.

As implied by the Company's low market shares of deposits, competition among financial institutions in the Company's market area is significant. Among the Company's competitors are much larger and more diversified institutions, which have greater resources than maintained by Polonia Bancorp. Financial institution competitors in the Company's primary market area include other locally based thrifts and banks, as well as regional, super regional and money center banks. From a competitive standpoint, Polonia Bancorp has sought to emphasize its community orientation in the markets served by its branches. Table 2.6 lists the Company's largest competitors in the two counties that are served by its branch network, based on deposit market share at June 30, 2011 as noted parenthetically. The Company's market rank has also been provided in Table 2.6.

Table 2.6
Polonia Bancorp, Inc.
Market Area Deposit Competitors

Location	Name
Montgomery County	Wells Fargo Bank (15.5%) TD Bank NA (14.4%) Citizens Bank of PA (12.6%) PNC Bank NA (7.9%) **Polonia Bancorp (0.4%) - Rank of 29**
Philadelphia County	Wells Fargo Bank (31.7%) Citizens Bank of PA (17.0%) PNC Bank NA (14.1%) Bank of America (11.2%) **Polonia Bancorp (0.3%) - Rank of 23**

Source: FDIC

III. PEER GROUP ANALYSIS

This chapter presents an analysis of Polonia Bancorp's operations versus a group of comparable savings institutions (the "Peer Group") selected from the universe of all publicly-traded savings institutions in a manner consistent with the regulatory valuation guidelines. The basis of the pro forma market valuation of Polonia Bancorp is derived from the pricing ratios of the Peer Group institutions, incorporating valuation adjustments for key differences in relation to the Peer Group. Since no Peer Group can be exactly comparable to Polonia Bancorp, key areas examined for differences are: financial condition; profitability, growth and viability of earnings; asset growth; primary market area; dividends; liquidity of the shares; marketing of the issue; management; and effect of government regulations and regulatory reform.

Peer Group Selection

The Peer Group selection process is governed by the general parameters set forth in the regulatory valuation guidelines. Accordingly, the Peer Group is comprised of only those publicly-traded savings institutions whose common stock is either listed on a national exchange (NYSE or AMEX), or is NASDAQ listed, since their stock trading activity is regularly reported and generally more frequent than non-publicly traded and closely-held institutions. Institutions that are not listed on a national exchange or NASDAQ are inappropriate, since the trading activity for thinly-traded or closely-held stocks is typically highly irregular in terms of frequency and price and thus may not be a reliable indicator of market value. We have also excluded from the Peer Group those companies under acquisition or subject to rumored acquisition, mutual holding companies and recent conversions, since their pricing ratios are subject to unusual distortion and/or have limited trading history. A recent listing of the universe of all publicly-traded savings institutions is included as Exhibit III-1.

Ideally, the Peer Group, which must have at least 10 members to comply with the regulatory valuation guidelines, should be comprised of locally- or regionally-based institutions with comparable resources, strategies and financial characteristics. There are approximately 132 publicly-traded institutions nationally and, thus, it is typically the case that the Peer Group will be comprised of institutions with relatively comparable characteristics. To the extent that differences exist between the converting institution and the Peer Group, valuation adjustments will be applied to account for the differences. Since Polonia Bancorp will be a full public company upon completion of the second-step offering, we considered only full public companies to be viable candidates for inclusion in the Peer Group. From the universe of publicly-traded thrifts, we selected ten institutions with characteristics similar to those of Polonia Bancorp. In the selection process, we applied two "screens" to the universe of all public companies that were eligible for consideration:

- o Screen #1 Mid-Atlantic institutions with assets between $200 million and $625 million, tangible equity-to-assets ratios of greater than 6.5% and positive core earnings. Six companies met the criteria for Screen #1 and all six were included in the Peer Group: Alliance Bancorp, Inc. of Pennsylvania, Colonial Financial Services of New Jersey, FedFirst Financial Corporation of Pennsylvania, OBA Financial Services of Maryland, Standard Financial Corp. of Pennsylvania and WVS Financial Corp. of Pennsylvania. Exhibit III-2 provides financial and public market pricing characteristics of all publicly-traded Mid-Atlantic thrifts.
- o Screen #2 Midwest institutions with assets between $200 million and $625 million, tangible equity-to-assets ratios of greater than 6.5% and positive core earnings. Nine companies met the criteria for Screen #2 and four were included in the Peer Group: First Federal of Northern Michigan Bancorp of Michigan, Jacksonville Bancorp of Illinois, River Valley Bancorp of Indiana and Wolverine Bancorp, Inc. of Michigan. For purposes of enhancing the comparability of the Peer Group companies to Polonia Bancorp, the five companies excluded from the Group were the five largest companies that met the selection criteria for Screen#2 -- (First Capital, Inc. of Indiana, First Clover Leaf Financial Corp. of Illinois, First Savings Financial Group of Indiana, IF Bancorp, Inc. of Illinois and Wayne Saving Bancshares of Ohio). IF Bancorp was also excluded due to its status as a recent conversion, which was completed in July 2011. Exhibit III-3 provides financial and public market pricing characteristics of all publicly-traded Midwest thrifts.

Table 3.1 shows the general characteristics of each of the 10 Peer Group companies and Exhibit III-4 provides summary demographic and deposit market share data for the primary market areas served by each of the Peer Group companies. While there are expectedly some differences between the Peer Group companies and Polonia Bancorp, we believe that the Peer Group companies, on average, provide a good basis for valuation subject to valuation adjustments. The following sections present a comparison of Polonia Bancorp's financial condition, income and expense trends, loan composition, interest rate risk and credit risk versus the Peer Group as of the most recent publicly available date.

In addition to the selection criteria used to identify the Peer Group companies, a summary description of the key comparable characteristics of each of the Peer Group companies relative to Polonia Bancorp's characteristics is detailed below.

Table 3.1
Peer Group of Publicly-Traded Thrifts
May 4, 2012

Ticker	Financial Institution	Exchange	Primary Market	Operating Strategy(1)	Total Assets(2)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
COBK	Colonial Financial Serv. Of NJ	NASDAQ	Bridgeton, NJ	Thrift	$604	9	12-31	07/10	$12.88	$51
ALLB	Alliance Bancorp, Inc. of PA	NASDAQ	Broomall, PA	Thrift	$470	9	12-31	01/11	$11.65	$64
STND	Standard Financial Corp. of PA	NASDAQ	Monroeville, PA	Thrift	$437	12	09-30	10/10	$16.75	$57
RIVR	River Valley Bancorp of IN	NASDAQ	Madison, IN	Thrift	$407	10	12-31	12/96	$15.80	$24
OBAF	OBA Financial Serv. Inc. of MD	NASDAQ	Germantown, MD	Thrift	$382	5	06-30	01/10	$15.15	$63
FFCO	FedFirst Financial Corp. of PA	NASDAQ	Monessen, PA	Thrift	$335	9	12-31	09/10	$14.30	$42
JXSB	Jacksonville Bancorp Inc. of IL	NASDAQ	Jacksonville, IL	Thrift	$307	7	12-31	07/10	$16.45	$32
WBKC	Wolverine Bancorp, Inc. of MI	NASDAQ	Midland, MI	Thrift	$294	5	12-31	01/11	$15.98	$40
WVFC	WVS Financial Corp. of PA	NASDAQ	Pittsburgh, PA	Thrift	$254	6	06-30	11/93	$7.54	$16
FFNM	First Federal of N. Michigan of MI	NASDAQ	Alpena, MI	Thrift	$217	8	12-31	04/05	$3.75	$11

NOTES: (1) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified and Ret.=Retail Banking.
(2) Most recent quarter end available (E=Estimated and P=Pro Forma).

Source: SNL Financial, LC.

- o Alliance Bancorp, Inc. of Pennsylvania. Selected due to eastern Pennsylvania market area, completed second-step conversion in January 2011, similar interest-earning asset composition, similar level of deposits funding assets, similar return on average assets ratio, similar net interest income ratio as a percent of average assets, limited earnings contribution from sources of non-interest operating income and lending diversification emphasis on commercial real estate loans.
- o Colonial Financial Services, Inc. of New Jersey. Selected due to second-step conversion completed in July 2010, similar net interest income ratio as a percent of average assets, limited earnings contribution from sources of non-interest operating income and lending diversification emphasis on commercial real estate loans.
- o FedFirst Financial Corporation of Pennsylvania. Selected due to second-step conversion completed in September 2010, similar return on average assets ratio, similar net interest income ratio as a percent of average assets, similar impact of loan loss provisions on earnings, relatively high level of operating expenses as a percent of average assets, similar concentration of 1-4 family permanent mortgage loans as a percent of assets, lending diversification emphasis on commercial real estate loans and relatively favorable credit quality measures.
- o First Federal of Northern Michigan Bancorp, Inc. of Michigan. Selected due to similar asset size, similar size of branch network, similar impact of loan loss provisions on earnings, relatively high level of operating expenses as a percent of average assets and lending diversification emphasis on commercial real estate loans.
- o Jacksonville Bancorp Inc. of Illinois. Selected due to second-step conversion completed in July 2010, comparable asset size, same size of branch network, similar interest-earning asset composition, similar level of deposits funding assets, similar impact of loan loss provisions on earnings, relatively high level of operating expenses as a percent of average assets, lending diversification emphasis on commercial real estate loans and relatively favorable credit quality measures.
- o OBA Financial Services, Inc. of Maryland. Selected due to similar return on average assets ratio, similar impact of loan loss provisions on earnings, limited earnings contribution from sources of non-interest operating income, relatively high level of operating expenses as a percent of average assets and lending diversification emphasis on commercial real estate loans.
- o River Valley Bancorp of Indiana. Selected due to similar composition of interest-bearing liabilities, similar net interest income ratio as a percent of average assets and lending diversification emphasis on commercial real estate loans.
- o Standard Financial Corp. of Pennsylvania. Selected due to similar composition of interest-bearing liabilities, similar net interest income ratio as a percent of average assets, similar concentration of 1-4 family permanent mortgage loans as a percent of assets, lending diversification emphasis on commercial real estate loans and relatively favorable credit quality measures.
- o WVS Financial Corp. of Pennsylvania. Selected due to comparable asset size, similar size of branch network, relatively limited earnings contribution from sources of non-interest operating income, similar concentration of mortgage-backed securities comprising assets and relatively favorable credit quality measures.

- o Wolverine Bancorp, Inc. of Michigan. Selected due to similar asset size, similar net interest income ratio as a percent of average assets and lending diversification emphasis on commercial real estate loans.

In aggregate, the Peer Group companies maintained a higher level of tangible equity than the industry average (14.8% of assets versus 12.1% for all public companies), generated higher core earnings as a percent of average assets (0.42% core ROAA versus 0.08% for all public companies), and earned a higher core ROE (3.13% core ROE versus 0.05% for all public companies). Overall, the Peer Group's average P/TB ratio and average core P/E multiple were below the respective averages for all publicly-traded thrifts.

	All Publicly-Traded	Peer Group
Financial Characteristics (Averages)		
Assets ($Mil)	$2,736	$371
Market capitalization ($Mil)	$301	$40
Tangible equity/assets (%)	12.10%	14.80%
Core return on average assets (%)	0.08	0.42
Core return on average equity (%)	0.05	3.13
Pricing Ratios (Averages)(1)		
Core price/earnings (x)	19.99x	17.10x
Price/tangible book (%)	86.93%	71.44%
Price/assets (%)	10.06	10.51

(1) Based on market prices as of May 4, 2012.

Ideally, the Peer Group companies would be comparable to Polonia Bancorp in terms of all of the selection criteria, but the universe of publicly-traded thrifts does not provide for an appropriate number of such companies. However, in general, the companies selected for the Peer Group were fairly comparable to Polonia Bancorp, as will be highlighted in the following comparative analysis.

Financial Condition

Table 3.2 shows comparative balance sheet measures for Polonia Bancorp and the Peer Group, reflecting the expected similarities and some differences given the selection procedures outlined above. The Company's and the Peer Group's ratios reflect balances as of March 31, 2012 and December 31, 2011, respectively, unless indicated otherwise for the Peer Group companies. Polonia Bancorp's equity-to-assets ratio of 10.7% was less than the Peer Group's average net worth ratio of 15.1%. However, the Company's pro forma capital position will

Table 3.2
Balance Sheet Composition and Growth Rates
Comparable Institution Analysis
As of December 31, 2011

	Balance Sheet as a Percent of Assets										Balance Sheet Annual Growth Rates							Regulatory Capital		
	Cash & Equivalents	MBS & Invest	BOLI	Loans	Deposits	Borrowed Funds	Subd. Debt	Net Worth	Goodwill & Intang	Tng Net Worth	Assets	MBS, Cash & Investments	Loans	Deposits	Borrows. &Subdebt	Net Worth	Tng Net Worth	Tangible	Core	Reg.Cap.
Polonia Bancorp, Inc.																				
March 31, 2012	8.5%	28.8%	1.6%	55.8%	78.2%	10.0%	0.0%	10.7%	0.0%	10.7%	-6.84%	6.98%	-15.33%	-6.51%	-17.68%	1.84%	1.84%	10.46%	10.46%	21.86%
All Public Companies																				
Averages	6.1%	21.9%	1.5%	65.8%	73.4%	12.2%	0.4%	12.8%	0.7%	12.1%	3.94%	11.10%	2.31%	4.21%	-8.76%	3.12%	2.58%	11.75%	11.75%	20.55%
Medians	4.7%	19.6%	1.7%	68.3%	74.0%	10.4%	0.0%	11.8%	0.1%	11.1%	1.40%	6.05%	-0.31%	2.04%	-8.20%	2.60%	2.44%	11.51%	11.51%	18.49%
State of PA																				
Averages	6.0%	30.3%	1.5%	58.3%	71.0%	14.5%	0.4%	13.0%	0.8%	12.2%	-2.43%	-3.41%	-2.20%	-0.50%	-14.62%	1.05%	1.31%	11.86%	11.86%	20.33%
Medians	4.1%	27.0%	1.6%	63.8%	70.8%	12.4%	0.0%	12.6%	0.3%	11.6%	-2.57%	-3.54%	-0.52%	-0.02%	-13.59%	3.68%	3.68%	11.80%	11.80%	21.41%
Comparable Group																				
Averages	6.3%	27.8%	1.6%	60.7%	71.0%	12.8%	0.2%	15.1%	0.4%	14.8%	0.66%	10.80%	-3.26%	-0.39%	4.28%	4.26%	4.75%	13.74%	13.74%	22.48%
Medians	4.4%	25.5%	2.0%	63.6%	71.8%	14.0%	0.0%	15.5%	0.0%	14.1%	1.63%	10.44%	-2.39%	0.34%	6.99%	4.86%	5.06%	12.14%	12.14%	22.29%
Comparable Group																				
ALLB Alliance Bancorp, Inc. of PA	20.4%	12.4%	2.5%	60.8%	80.1%	0.8%	0.0%	17.7%	0.0%	17.7%	3.30%	8.82%	-0.27%	-2.22%	-47.48%	NM	NM	NA	NA	NA
COBK Colonial Financial Serv. Of NJ	1.3%	44.4%	1.8%	49.3%	86.2%	1.7%	0.0%	11.9%	0.0%	11.9%	2.28%	14.10%	-7.20%	1.53%	43.50%	3.27%	3.27%	10.82%	10.82%	19.99%
FFCO FedFirst Financial Corp. of PA	4.3%	17.2%	2.5%	73.2%	66.1%	14.7%	0.0%	17.5%	0.4%	17.2%	-2.27%	-23.53%	6.62%	8.83%	-35.90%	0.37%	0.56%	13.46%	13.46%	24.58%
FFNM First Federal of N. Michigan of MI	1.3%	27.1%	0.7%	64.9%	69.4%	18.5%	0.0%	11.3%	0.2%	11.2%	0.61%	41.19%	-10.35%	-3.10%	13.99%	5.73%	7.18%	10.55%	10.55%	18.06%
JXSB Jacksonville Bancorp Inc. of IL	4.5%	33.8%	1.4%	55.7%	82.7%	2.1%	0.0%	13.4%	0.9%	12.5%	1.93%	12.05%	-3.06%	-0.85%	62.22%	15.38%	16.65%	10.20%	10.20%	16.50%
OBAF OBA Financial Serv. Inc. of MD	9.9%	12.0%	2.3%	73.0%	65.9%	13.7%	0.0%	19.9%	0.0%	19.9%	7.85%	64.62%	-1.73%	10.62%	17.33%	-5.79%	-5.79%	19.22%	19.22%	30.83%
RIVR River Valley Bancorp of IN	4.6%	26.8%	2.4%	62.3%	75.1%	14.3%	1.8%	8.1%	0.0%	8.1%	5.18%	32.24%	-5.01%	6.60%	0.00%	4.73%	4.74%	NA	NA	NA
STND Standard Financial Corp. of PA	2.8%	24.2%	2.3%	66.5%	74.2%	7.1%	0.0%	17.9%	2.2%	15.8%	1.34%	5.03%	0.19%	3.93%	-26.28%	5.00%	5.99%	NA	NA	NA
WVFC WVS Financial Corp. of PA	1.9%	78.2%	0.0%	18.1%	55.5%	32.4%	0.0%	11.6%	0.0%	11.6%	-7.12%	-4.57%	-16.15%	-21.61%	29.63%	5.37%	5.37%	NA	NA	NA
WBKC Wolverine Bancorp, Inc. of MI	12.0%	1.6%	0.0%	83.2%	54.9%	22.4%	0.0%	22.1%	0.0%	22.1%	-6.53%	-41.95%	4.40%	-7.63%	-14.24%	NM	NM	18.20%	18.20%	24.90%

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

increase with the addition of stock proceeds and, thus, narrow the gap between the Company's and the Peer Group's equity-to-assets ratios. Tangible equity-to-assets ratios for the Company and the Peer Group equaled 10.7% and 14.8%, respectively. The increase in Polonia Bancorp's pro forma capital position will be favorable from a risk perspective and in terms of future earnings potential that could be realized through leverage and lower funding costs. At the same time, the Company's higher pro forma capitalization will initially depress return on equity. Both Polonia Bancorp's and the Peer Group's capital ratios reflected capital surpluses with respect to the regulatory capital requirements. On a pro forma basis, the Company's regulatory surpluses will become more significant.

The interest-earning asset compositions for the Company and the Peer Group were somewhat similar, with loans constituting the bulk of interest-earning assets for both Polonia Bancorp and the Peer Group. The Company's loans-to-assets ratio of 55.8% was lower than the comparable Peer Group ratio of 60.7%. Comparatively, the Company's cash and investments-to-assets ratio of 37.3% was higher than the comparable Peer Group ratio of 34.1%. Overall, Polonia Bancorp's interest-earning assets amounted to 93.1% of assets, which was slightly below the comparable Peer Group ratio of 94.8%. The Peer Group's non-interest earning assets included bank-owned life insurance ("BOLI") equal to 1.6% of assets and goodwill/intangibles equal to 0.4% of assets, while the Company maintained BOLI equal to 1.6% of assets and a zero balance of goodwill/intangibles. The Company's non-interest earning assets also included the FDIC indemnification asset equal to 2.0% of assets.

Polonia Bancorp's funding liabilities reflected a funding strategy that was somewhat similar to that of the Peer Group's funding composition. The Company's deposits equaled 78.2% of assets, which was above the Peer Group's ratio of 71.0%. Comparatively, the Company maintained a slightly lower level of borrowings, as indicated by borrowings-to-assets ratios of 10.0% and 13.0% for Polonia Bancorp and the Peer Group, respectively. Total interest-bearing liabilities maintained by the Company and the Peer Group, as a percent of assets, equaled 88.2% and 84.0%, respectively, with the Peer Group's lower ratio supported by maintenance of a higher capital position.

A key measure of balance sheet strength for a thrift institution is its IEA/IBL ratio. Presently, the Company's IEA/IBL ratio is lower than the Peer Group's ratio, based on IEA/IBL ratios of 105.6% and 112.9%, respectively. The additional capital realized from stock proceeds should serve to provide Polonia Bancorp with an IEA/IBL ratio that is closer to the Peer Group's ratio, as the increase in capital provided by the infusion of stock proceeds will serve to lower the level of interest-bearing liabilities funding assets and will be primarily deployed into interest-earning assets.

The growth rate section of Table 3.2 shows annual growth rates for key balance sheet items. Polonia Bancorp's and the Peer Group's growth rates are based on annual growth for the twelve months ended March 31, 2012 and December 31, 2011, respectively, or the most recent twelve month period available for the Peer Group companies. Polonia Bancorp recorded a 6.8% decrease in assets, versus asset growth of 0.7% recorded by the Peer Group. Asset shrinkage for the Company included a 15.3% decline in loans, which was partially offset by a 7.0% increase in cash and investments. Asset growth for the Peer Group was sustained by a 10.8% increase in cash and investments, which was largely offset by a 3.3% decline in loans.

Asset shrinkage by the Company funded a 6.5% reduction in deposits and a 17.7% reduction in borrowings, with the reduction in deposits largely related to deposit run-off of deposits that were earning relatively high rates assumed from the Earthstar Bank acquisition. Deposits and borrowings for the Peer Group declined by 0.4% and increased by 4.3%, respectively. The Company's capital growth rate equaled 1.8% during the twelve month period, versus a 4.3% capital growth rate posted by the Peer Group. The Peer Group's higher capital growth rate was supported by a higher return on equity. The not meaningful ("NM") capital growth rates reflected for Alliance Bancorp and Wolverine Bancorp were due to the capital growth resulting from their respective second-step conversions, which were completed in January 2011. The Company's post-conversion capital growth rate will initially be constrained by maintenance of a higher pro forma capital position.

Income and Expense Components

Table 3.3 displays statements of operations for the Company and the Peer Group. The Company's and the Peer Group's ratios are based on earnings for the twelve months ended March 31, 2012 and December 31, 2011, respectively, unless otherwise indicated for the Peer Group companies. Polonia Bancorp reported net income equal to 0.18% of average assets, versus net income equal to 0.48% of average assets for the Peer Group. The Peer Group maintained earnings advantages with respect to higher levels of net interest income and non-interest operating income and a lower level of operating expenses, which were partially offset by the Company's lower level of loan loss provisions and higher level of net gains.

Table 3.3
Income as Percent of Average Assets and Yields, Costs, Spreads
Comparable Institution Analysis
For the 12 Months Ended December 31, 2011

		Net Interest Income					Other Income				G&A/Other Exp.		Non-Op. Items		Yields, Costs, and Spreads				
	Net Income	Income	Expense	NII	Loss Provis. on IEA	NII After Provis.	Loan Fees	R.E. Oper.	Other Income	Total Other Income	G&A Expense	Goodwill Amort.	Net Gains	Extrao. Items	Yield On Assets	Cost Of Funds	Yld-Cost Spread	MEMO: Assets/ FTE Emp.	MEMO: Effective Tax Rate
Polonia Bancorp, Inc.																			
March 31, 2012	0.18%	4.22%	1.22%	3.00%	0.19%	2.81%	0.00%	0.00%	0.30%	0.30%	3.21%	0.00%	0.32%	0.00%	4.51%	1.39%	3.12%	$4,482	18.34%
All Public Companies																			
Averages	0.22%	4.28%	1.20%	3.09%	0.55%	2.54%	0.02%	-0.10%	0.77%	0.69%	2.88%	0.04%	0.12%	0.00%	4.58%	1.39%	3.19%	$5,928	30.71%
Medians	0.41%	4.27%	1.14%	3.10%	0.31%	2.63%	0.00%	-0.02%	0.59%	0.55%	2.85%	0.00%	0.05%	0.00%	4.56%	1.36%	3.20%	$5,177	30.90%
State of PA																			
Averages	0.41%	4.15%	1.33%	2.81%	0.46%	2.35%	0.01%	-0.05%	0.50%	0.46%	2.30%	0.01%	0.02%	0.00%	4.39%	1.54%	2.85%	$5,795	28.07%
Medians	0.46%	4.21%	1.34%	2.92%	0.39%	2.37%	0.00%	-0.01%	0.46%	0.46%	2.28%	0.00%	0.03%	0.00%	4.46%	1.53%	2.91%	$5,732	30.63%
Comparable Group																			
Averages	0.48%	4.28%	1.17%	3.11%	0.33%	2.78%	0.02%	-0.03%	0.54%	0.53%	2.73%	0.02%	0.08%	0.00%	4.52%	1.39%	3.13%	$4,606	27.95%
Medians	0.41%	4.38%	1.08%	3.11%	0.28%	2.68%	0.00%	0.00%	0.51%	0.51%	2.68%	0.00%	0.07%	0.00%	4.65%	1.34%	3.14%	$4,725	30.69%
Comparable Group																			
ALLB Alliance Bancorp, Inc. of PA	0.25%	4.02%	0.88%	3.14%	0.70%	2.44%	0.00%	0.00%	0.16%	0.16%	2.36%	0.00%	-0.01%	0.00%	4.29%	1.08%	3.21%	$5,103	NM
COBK Colonial Financial Serv. Of NJ	0.55%	4.03%	1.20%	2.83%	0.31%	2.52%	0.00%	0.00%	0.26%	0.26%	2.07%	0.00%	0.04%	0.00%	4.23%	1.36%	2.87%	$5,920	26.28%
FFCO FedFirst Financial Corp. of PA	0.26%	4.55%	1.44%	3.11%	0.25%	2.86%	0.00%	-0.04%	0.97%	0.93%	3.47%	0.03%	0.09%	0.00%	4.81%	1.78%	3.03%	$3,899	33.15%
FFNM First Federal of N. Michigan of MI	0.34%	4.77%	1.04%	3.73%	0.13%	3.60%	0.00%	0.00%	0.76%	0.75%	4.02%	0.13%	0.13%	0.00%	5.13%	1.18%	3.95%	$2,615	NM
JXSB Jacksonville Bancorp Inc. of IL	1.08%	4.54%	0.94%	3.59%	0.20%	3.39%	0.12%	-0.01%	1.02%	1.13%	3.22%	0.00%	0.19%	0.00%	4.84%	1.10%	3.74%	$2,955	27.71%
OBAF OBA Financial Serv. Inc. of MD	0.13%	4.29%	1.09%	3.21%	0.19%	3.02%	0.01%	-0.03%	0.29%	0.27%	3.11%	0.00%	-0.02%	0.00%	4.53%	1.39%	3.14%	$5,702	30.76%
RIVR River Valley Bancorp of IN	0.45%	4.47%	1.47%	3.00%	0.70%	2.30%	0.00%	0.00%	0.54%	0.54%	2.54%	0.00%	0.21%	0.00%	4.77%	1.62%	3.15%	$4,518	4.99%
STND Standard Financial Corp. of PA	0.74%	4.18%	1.08%	3.10%	0.36%	2.74%	0.02%	0.00%	0.48%	0.50%	2.16%	0.04%	0.03%	0.00%	4.47%	1.33%	3.15%	$4,555	30.63%
WVFC WVS Financial Corp. of PA	0.64%	3.19%	0.89%	2.30%	-0.03%	2.33%	0.00%	0.00%	0.20%	0.20%	1.53%	0.00%	-0.05%	0.00%	3.25%	1.01%	2.24%	$5,896	32.18%
WBKC Wolverine Bancorp, Inc. of MI	0.36%	4.71%	1.63%	3.08%	0.45%	2.63%	0.00%	-0.23%	0.73%	0.51%	2.82%	0.00%	0.18%	0.00%	4.87%	2.08%	2.79%	$4,895	37.89%

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

The Peer Group's slightly higher net interest income ratio was realized through maintenance of a higher interest income ratio and a lower interest expense ratio. The Peer Group's higher interest income ratio was supported by earning a nominally higher yield (4.52% versus 4.51% for the Company) on a higher level of assets comprised of interest-earning assets. Likewise, the Peer Group's lower interest expense ratio was supported by maintaining an equal cost of funds (1.39% for the Company and the Peer Group) on a lower ratio of interest-bearing liabilities funding assets. Overall, Polonia Bancorp and the Peer Group reported net interest income to average assets ratios of 3.00% and 3.11%, respectively.

In another key area of core earnings strength, the Company maintained a higher level of operating expenses than the Peer Group. For the period covered in Table 3.3, the Company and the Peer Group reported operating expense to average assets ratios of 3.21% and 2.75%, respectively. The Company's higher operating expense ratio was viewed to be in part attributable to the higher costs associated with operating in a large metropolitan area, as compared to more rural markets where some of the Peer Group companies maintain operations. Consistent with the Company's higher operating expense ratio, assets per full time equivalent employee were slightly lower for the Company ($4.482 million versus $4.606 million for the Peer Group).

When viewed together, net interest income and operating expenses provide considerable insight into a thrift's earnings strength, since those sources of income and expenses are typically the most prominent components of earnings and are generally more predictable than losses and gains realized from the sale of assets or other non-recurring activities. In this regard, as measured by their expense coverage ratios (net interest income divided by operating expenses), the Peer Group's earnings were more favorable than the Company's. Expense coverage ratios for Polonia Bancorp and the Peer Group equaled 0.93x and 1.13x, respectively.

Sources of non-interest operating income provided a larger contribution to the Peer Group's earnings, with such income amounting to 0.30% and 0.53% of Polonia Bancorp's and the Peer Group's average assets, respectively. The Company's relatively low earnings contribution realized from non-interest operating income is indicative of its limited diversification into areas that generate revenues from non-interest sources. Taking non-interest operating income into account in comparing the Company's and the Peer Group's earnings, Polonia Bancorp's efficiency ratio (operating expenses, net of amortization of intangibles, as a percent of the sum of non-interest operating income and net interest income) of 97.3% was less favorable than the Peer Group's efficiency ratio of 75.0%.

Loan loss provisions had a larger impact on the Peer Group's earnings, with loan loss provisions established by the Company and the Peer Group equaling 0.19% and 0.33% of average assets, respectively. The lower level of loan provisions established by the Company was supported by its more favorable credit quality measures (see Table 3.6).

Net gains realized from the sale of assets had a slightly larger impact on the Company's earnings, as the Company and the Peer Group reported net gains equal to 0.32% and 0.08% of average assets, respectively. Typically, gains and losses generated from the sale of assets are viewed as earnings with a relatively high degree of volatility, particularly to the extent that such gains and losses result from the sale of investments or other assets that are not considered to be part of an institution's core operations. Comparatively, to the extent that gains have been derived through selling fixed rate loans into the secondary market, such gains may be considered to be an ongoing activity for an institution and, therefore, warrant some consideration as a core earnings factor. However, loan sale gains are still viewed as a more volatile source of income than income generated through the net interest margin and non-interest operating income. Loan sale gains accounted for most of the gains reported b the Company. Extraordinary items were not a factor in either the Company's or the Peer Group's earnings.

Taxes had a more significant impact on the Peer Group's earnings, as Polonia Bancorp and the Peer Group posted effective tax rates of 18.34% and 27.95%, respectively. As indicated in the prospectus, the Company's effective marginal tax rate is equal to 40.0%.

Loan Composition

Table 3.4 presents data related to the Company's and the Peer Group's loan portfolio compositions (including the investment in mortgage-backed securities). The Company's loan portfolio composition reflected a higher concentration of 1-4 family permanent mortgage loans and mortgage-backed securities than maintained by the Peer Group (73.9% of assets versus 42.8% for the Peer Group). The Company's higher ratio was attributable to maintaining higher concentrations of both 1-4 family permanent mortgage loans and mortgage-backed securities. Loans serviced for others equaled 14.6% and 10.7% of the Company's and the Peer Group's assets, respectively, thereby indicating a similar influence of loan servicing income on the

Table 3.4
Loan Portfolio Composition and Related Information
Comparable Institution Analysis
As of December 31, 2011

Institution	Portfolio Composition as a Percent of Assets								
	MBS (%)	1-4 Family (%)	Constr. & Land (%)	5+Unit Comm RE (%)	Commerc. Business (%)	Consumer (%)	RWA/ Assets (%)	Serviced For Others ($000)	Servicing Assets ($000)
Polonia Bancorp, Inc.	27.76%	46.17%	0.00%	6.96%	0.05%	3.22%	50.16%	$37,950	$296
All Public Companies									
Averages	13.95%	33.60%	3.23%	23.05%	4.06%	1.73%	62.33%	$856,737	$7,125
Medians	10.79%	33.83%	2.34%	23.13%	3.07%	0.41%	61.35%	$9,680	$99
State of PA									
Averages	17.80%	37.02%	2.48%	14.50%	2.37%	1.47%	57.96%	$99,975	$428
Medians	18.57%	42.50%	2.44%	15.20%	1.48%	0.44%	59.70%	$625	$34
Comparable Group									
Averages	11.80%	31.04%	3.19%	21.60%	3.54%	0.91%	63.24%	$39,739	$247
Medians	11.39%	30.87%	2.44%	21.87%	2.98%	0.52%	61.72%	$0	$28
Comparable Group									
ALLB Alliance Bancorp, Inc. of PA	2.19%	25.41%	2.43%	28.80%	1.96%	1.34%	60.56%	$0	$0
COBK Colonial Financial Serv. Of NJ	17.31%	27.95%	2.20%	15.39%	3.47%	0.20%	55.53%	$0	$0
FFCO FedFirst Financial Corp. of PA	12.28%	51.10%	2.44%	16.33%	2.90%	0.51%	57.20%	$0	$0
FFNM First Federal of N. Michigan of MI	13.94%	35.18%	3.60%	22.24%	3.20%	0.57%	62.11%	$140,180	$978
JXSB Jacksonville Bancorp Inc. of IL	14.47%	18.51%	0.72%	21.50%	6.39%	4.71%	65.72%	$144,610	$679
OBAF OBA Financial Serv. Inc. of MD	10.50%	33.79%	1.83%	29.98%	8.98%	0.00%	65.06%	$0	$80
RIVR River Valley Bancorp of IN	8.87%	26.93%	5.69%	24.81%	1.78%	0.69%	68.54%	$96,840	$673
STND Standard Financial Corp. of PA	10.15%	48.91%	1.45%	14.07%	2.53%	0.52%	59.32%	$15,760	$55
WVFC WVS Financial Corp. of PA	28.33%	7.43%	3.88%	4.72%	1.15%	0.12%	61.33%	$0	$0
WBKC Wolverine Bancorp, Inc. of MI	0.00%	35.16%	7.66%	38.21%	3.05%	0.41%	77.00%	$0	$0

Source: SNL Financial LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Company's and the Peer Group's respective earnings. Both the Company and the Peer Group maintained relatively modest balances of loan servicing intangibles.

Diversification into higher risk and higher yielding types of lending was less significant for the Company compared to the Peer Group's lending diversification. Commercial real estate/multi-family loans represented the most significant area of lending diversification for the Company (7.0% of assets), followed by consumer loans (3.2% of assets). Likewise, the Peer Group's lending diversification also consisted primarily of commercial real estate/multi-family loans (21.6% of assets), while commercial business loans constituted the second largest area of lending diversification for the Peer Group (3.5% of assets). Other areas of lending diversification for the Peer Group included construction/land loans (3.2% of assets) and consumer loans (0.9% of assets). Lending diversification for the Company also included a modest balance of commercial business loans (0.1% of assets). Overall, the composition of the Company's assets provided for a lower risk weighted assets-to-assets ratio compared to the Peer Group's ratio (50.16% versus 63.24% for the Peer Group).

Interest Rate Risk

Table 3.5 reflects various key ratios highlighting the relative interest rate risk exposure of the Company versus the Peer Group. In terms of balance sheet composition, Polonia Bancorp's interest rate risk characteristics were considered to be less favorable relative to the comparable measures for the Peer Group. Most notably, the Company's tangible equity-to-assets ratio and IEA/IBL ratio were below the comparable Peer Group ratios. Additionally, the Company's level of non-interest earning assets was higher than the Peer Group's ratio. On a pro forma basis, the infusion of stock proceeds should serve to provide the Company with more comparable balance sheet interest rate risk characteristics as maintained by the Peer Group, given the increases that will be realized in Company's equity-to-assets and IEA/IBL ratios.

To analyze interest rate risk associated with the net interest margin, we reviewed quarterly changes in net interest income as a percent of average assets for Polonia Bancorp and the Peer Group. In general, the comparative fluctuations in the Company's and the Peer Group's ratios implied that the interest rate risk associated with the Company's net interest income was greater compared to the Peer Group's, based on the interest rate environment that prevailed during the period covered in Table 3.5. The stability of the Company's net interest margin should be enhanced by the infusion of stock proceeds, as interest rate sensitive

Table 3.5
Interest Rate Risk Measures and Net Interest Income Volatility
Comparable Institution Analysis
As of December 31, 2011 or Most Recent Date Available

	Balance Sheet Measures			Quarterly Change in Net Interest Income					
Institution	Equity/ Assets (%)	IEA/ IBL (%)	Non-Earn. Assets/ Assets (%)	12/31/2011	9/30/2011	6/30/2011	3/31/2011	12/31/2010	9/30/2010
				(change in net interest income is annualized in basis points)					
Polonia Bancorp, Inc.	10.4%	105.9%	6.5%	79	-147	46	82	-31	-20
All Public Companies	12.0%	108.6%	6.2%	-2	-1	5	0	0	1
State of PA	12.2%	110.2%	5.5%	-5	-1	8	8	6	4
Comparable Group									
Averages	14.8%	113.2%	5.2%	-10	3	4	12	9	12
Medians	14.2%	113.4%	5.6%	-6	5	3	9	6	14
Comparable Group									
ALLB Alliance Bancorp, Inc. of PA	17.7%	115.7%	6.4%	-11	7	-1	1	-9	29
COBK Colonial Financial Serv. Of NJ	11.9%	108.0%	5.1%	-26	27	-5	-4	-7	-8
FFCO FedFirst Financial Corp. of PA	17.2%	117.3%	5.3%	0	6	4	6	6	19
FFNM First Federal of N. Michigan of MI	11.2%	106.1%	6.8%	-2	-21	20	0	5	14
JXSB Jacksonville Bancorp Inc. of IL	12.5%	110.8%	5.9%	-26	3	27	13	-4	15
OBAF OBA Financial Serv. Inc. of MD	19.9%	119.3%	5.1%	9	-8	-38	8	21	25
RIVR River Valley Bancorp of IN	8.1%	102.8%	6.4%	-10	9	-25	14	6	8
STND Standard Financial Corp. of PA	15.8%	115.1%	6.5%	0	-12	1	9	4	-6
WVFC WVS Financial Corp. of PA	11.6%	111.7%	1.7%	-45	-2	53	44	60	13
WBKC Wolverine Bancorp, Inc. of MI	22.1%	125.1%	3.2%	16	17	5	25	11	NA

NA=Change is greater than 100 basis points during the quarter.

Source: SNL Financial LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

liabilities will be funding a lower portion of Polonia Bancorp's assets and the proceeds will be substantially deployed into interest-earning assets.

Credit Risk

Overall, based on a comparison of credit quality measures, the Company's credit risk exposure was considered to be less significant than Peer Group's. As shown in Table 3.6, the Company's non-performing assets/assets and non-performing loans/loans ratios equaled 1.11% and 1.75%, respectively, versus comparable measures of 3.00% and 3.89% for the Peer Group. The Company's and Peer Group's loss reserves as a percent of non-performing loans equaled 45.21% and 52.91%, respectively. Loss reserves maintained as percent of net loans equaled 0.79% and 1.78% for the Company and the Peer Group, respectively. Net loan charge-offs were lower for the Company, as the Company and the Peer Group recorded net charge-offs equal to 0.04% and 0.45% of loans, respectively. The Company's lower credit risk exposure also takes into consideration the non-performing loans covered by the FDIC loss sharing agreement.

Summary

Based on the above analysis, RP Financial concluded that the Peer Group forms a reasonable basis for determining the pro forma market value of the Company. Such general characteristics as asset size, capital position, interest-earning asset composition, funding composition, core earnings measures, loan composition, credit quality and exposure to interest rate risk all tend to support the reasonability of the Peer Group from a financial standpoint. Those areas where differences exist will be addressed in the form of valuation adjustments to the extent necessary.

Table 3.6
Credit Risk Measures and Related Information
Comparable Institution Analysis
As of December 31, 2011 or Most Recent Date Available

Institution	REO/ Assets (%)	NPAs & 90+Del/ Assets (%)	NPLs/ Loans (%)	Rsrves/ Loans (%)	Rsrves/ NPLs (%)	Rsrves/ NPAs & 90+Del (%)	Net Loan Chargoffs ($000)	NLCs/ Loans (%)
Polonia Bancorp, Inc.	0.14%	1.11%	1.75%	0.79%	45.21%	39.70%	$221	0.15%
All Public Companies								
Averages	0.50%	3.57%	4.39%	1.58%	53.19%	47.10%	$1,543	0.76%
Medians	0.17%	2.45%	3.32%	1.39%	40.51%	35.60%	$547	0.25%
State of PA								
Averages	0.41%	2.26%	3.09%	1.41%	54.17%	45.09%	$1,396	0.46%
Medians	0.27%	2.63%	2.90%	1.38%	44.23%	34.68%	$721	0.29%
Comparable Group								
Averages	0.41%	3.00%	3.89%	1.78%	52.91%	44.26%	$287	0.37%
Medians	0.00%	3.05%	3.25%	1.44%	40.29%	28.62%	$193	0.18%
Comparable Group								
ALLB Alliance Bancorp, Inc. of PA	1.43%	3.71%	4.20%	1.35%	33.33%	23.76%	$425	0.60%
COBK Colonial Financial Serv. Of NJ	0.51%	4.81%	8.57%	1.66%	19.39%	17.32%	$73	0.10%
FFCO FedFirst Financial Corp. of PA	0.00%	1.03%	1.26%	1.25%	99.27%	88.23%	$155	0.25%
FFNM First Federal of N. Michigan of MI	1.67%	4.18%	3.17%	1.18%	36.34%	17.83%	$231	0.65%
JXSB Jacksonville Bancorp Inc. of IL	0.00%	1.40%	2.15%	NA	86.05%	76.00%	$117	0.00%
OBAF OBA Financial Serv. Inc. of MD	0.00%	2.39%	3.32%	NA	25.73%	25.45%	$18	0.00%
RIVR River Valley Bancorp of IN	0.00%	5.13%	6.69%	1.52%	21.73%	18.35%	$605	0.95%
STND Standard Financial Corp. of PA	0.00%	1.24%	1.60%	Na	97.73%	84.21%	$496	0.00%
WVFC WVS Financial Corp. of PA	0.00%	0.67%	2.20%	Na	44.23%	31.78%	$0	0.00%
WBKC Wolverine Bancorp, Inc. of MI	0.47%	5.42%	5.73%	3.74%	65.29%	59.69%	$751	1.19%

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

IV. VALUATION ANALYSIS

Introduction

This chapter presents the valuation analysis and methodology, prepared pursuant to the regulatory valuation guidelines, and valuation adjustments and assumptions used to determine the estimated pro forma market value of the common stock to be issued in conjunction with the Company's conversion transaction.

Appraisal Guidelines

The regulatory written appraisal guidelines reissued by the OCC specify the market value methodology for estimating the pro forma market value of an institution pursuant to a mutual-to-stock conversion. Pursuant to this methodology: (1) a peer group of comparable publicly-traded institutions is selected; (2) a financial and operational comparison of the subject company to the peer group is conducted to discern key differences; and (3) a valuation analysis in which the pro forma market value of the subject company is determined based on the market pricing of the peer group as of the date of valuation, incorporating valuation adjustments for key differences. In addition, the pricing characteristics of recent conversions, both at conversion and in the aftermarket, must be considered.

RP Financial Approach to the Valuation

The valuation analysis herein complies with such regulatory approval guidelines. Accordingly, the valuation incorporates a detailed analysis based on the Peer Group, discussed in Chapter III, which constitutes "fundamental analysis" techniques. Additionally, the valuation incorporates a "technical analysis" of recently completed stock conversions, including closing pricing and aftermarket trading of such offerings. It should be noted that these valuation analyses cannot possibly fully account for all the market forces which impact trading activity and pricing characteristics of a particular stock on a given day.

The pro forma market value determined herein is a preliminary value for the Company's to-be-issued stock. Throughout the conversion process, RP Financial will: (1) review changes in Polonia Bancorp's operations and financial condition; (2) monitor Polonia Bancorp's operations and financial condition relative to the Peer Group to identify any fundamental changes; (3) monitor the external factors affecting value including, but not limited to, local and national economic conditions, interest rates, and the stock market environment, including the market for thrift stocks and Polonia Bancorp's stock specifically; and (4) monitor pending conversion offerings (including those in the offering phase), both regionally and nationally. If material changes should occur during the conversion process, RP Financial will evaluate if updated valuation reports should be prepared reflecting such changes and their related impact on value, if any. RP Financial will also prepare a final valuation update at the closing of the offering to determine if the prepared valuation analysis and resulting range of value continues to be appropriate.

The appraised value determined herein is based on the current market and operating environment for the Company and for all thrifts. Subsequent changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or major world events), which may occur from time to time (often with great unpredictability) may materially impact the market value of all thrift stocks, including Polonia Bancorp's value, or Polonia Bancorp's value alone. To the extent a change in factors impacting the Company's value can be reasonably anticipated and/or quantified, RP Financial has incorporated the estimated impact into the analysis.

Valuation Analysis

A fundamental analysis discussing similarities and differences relative to the Peer Group was presented in Chapter III. The following sections summarize the key differences between the Company and the Peer Group and how those differences affect the pro forma valuation. Emphasis is placed on the specific strengths and weaknesses of the Company relative to the Peer Group in such key areas as financial condition, profitability, growth and viability of earnings, asset growth, primary market area, dividends, liquidity of the shares, marketing of the issue, management, and the effect of government regulations and/or regulatory reform. We have also considered the market for thrift stocks, including the market for converting institutions, to assess the impact on value of the Company coming to market at this time.

1. Financial Condition

The financial condition of an institution is an important determinant in pro forma market value because investors typically look to such factors as liquidity, capital, asset composition and quality, and funding sources in assessing investment attractiveness. The similarities and differences in the Company's and the Peer Group's financial strengths are noted as follows:

- Overall A/L Composition. In comparison to the Peer Group, the Company's interest-earning asset composition showed a higher concentrations of cash and investments and a lower concentration of loans. Lending diversification into higher risk and higher yielding types of loans was more significant for the Peer Group, which resulted in a higher risk weighted assets-to-assets ratio for the Peer Group. Overall, in comparison to the Peer Group, the Company's interest-earning asset composition provided for a similar yield earned on interest-earning assets. Polonia Bancorp's funding composition reflected a higher concentration of deposits and a slightly lower concentration of borrowings relative to the comparable Peer Group ratios, with Polonia Bancorp's cost of funds matching the Peer Group's cost of funds. Overall, as a percent of assets, the Company maintained a lower level of interest-earning assets and a higher level of interest-bearing liabilities compared to the Peer Group's ratios, which resulted in a lower IEA/IBL ratio for the Company. After factoring in the impact of the net stock proceeds, the Company's IEA/IBL ratio should be more comparable to the Peer Group's ratio. On balance, RP Financial concluded that asset/liability composition was a neutral factor in our adjustment for financial condition.
- Credit Quality. The Company's ratios for non-performing assets and non-performing loans were more favorable than the comparable Peer Group ratios. Loss reserves as a percent of non-performing loans were similar for the Company and the Peer Group, while the Peer Group maintained higher loss reserves as a percent of loans. Net loan charge-offs were a larger factor for the Peer Group. As noted above, the Company's risk weighted assets-to-assets ratio was lower than the Peer Group's ratio. Overall, RP Financial concluded that credit quality was a moderately positive factor in our adjustment for financial condition.
- Balance Sheet Liquidity. The Company maintained a slightly higher level of cash and investment securities relative to the Peer Group (37.3% of assets versus 34.1% for the Peer Group). Following the infusion of stock proceeds, the Company's cash and investments ratio is expected to increase as the proceeds retained at the holding company level will be initially deployed into investments. The Company's future borrowing capacity was considered to be comparable to the Peer Group's borrowing capacity, given the fairly similar levels of borrowings currently funding the Company's and the Peer Group's assets. Overall, RP Financial concluded that balance sheet liquidity was a slightly positive factor in our adjustment for financial condition.
- Funding Liabilities. The Company's interest-bearing funding composition reflected a higher concentration of deposits and a slightly lower concentration of borrowings relative to the comparable Peer Group ratios, which translated into an equal cost of funds for the Company and the Peer Group. Total interest-bearing liabilities as a percent of assets were higher for the Company compared to the Peer Group's ratio, which was attributable to the Peer Group's higher capital position. Following the stock offering, the increase in the Company's capital position will reduce the level of interest-bearing liabilities funding the Company's assets. Overall, RP Financial concluded that funding liabilities were a neutral factor in our adjustment for financial condition.

- Capital. The Company currently operates with a lower equity-to-assets ratio than the Peer Group. However, following the stock offering, Polonia Bancorp's pro forma capital position should be fairly comparable to the Peer Group's equity-to-assets ratio. The increase in the Company's pro forma capital position will support additional leverage capacity, lower dependence on interest-bearing liabilities to fund assets and a greater capacity to absorb unanticipated losses. At the same time, the Company's more significant capital surplus will make it difficult to achieve a competitive ROE. On balance, RP Financial concluded that capital strength was a neutral factor in our adjustment for financial condition.

On balance, Polonia Bancorp's balance sheet strength was considered to be more favorable than the Peer Group's and, thus, a slight upward adjustment was applied for the Company's financial condition.

2. Profitability, Growth and Viability of Earnings

Earnings are a key factor in determining pro forma market value, as the level and risk characteristics of an institution's earnings stream and the prospects and ability to generate future earnings heavily influence the multiple that the investment community will pay for earnings. The major factors considered in the valuation are described below.

- Reported Earnings. The Company reported net income equal to 0.18% of average assets, versus net income equal to 0.48% of average assets for the Peer Group. The Peer Group maintained earnings advantages with respect to net interest income, non-interest operating income and operating expenses, which were partially offset by the Company's lower level of loan loss provisions, higher level of net gains and lower effective tax rate. Reinvestment and leveraging of stock proceeds into interest-earning assets will serve to increase the Company's earnings, with the benefit of reinvesting proceeds expected to be somewhat offset by implementation of additional stock benefit plans in connection with the second-step offering. On balance, RP Financial concluded that the Company's reported earnings were a slightly negative factor in our adjustment for profitability, growth and viability of earnings.
- Core Earnings. Net interest income, operating expenses, non-interest operating income and loan loss provisions were reviewed in assessing the relative strengths and weaknesses of the Company's and the Peer Group's core earnings. The Company operated with a lower net interest income ratio, a higher operating expense ratio and a lower level of non-interest operating income. The Company's lower and higher ratios for net interest income and operating expenses, respectively, translated into a lower expense coverage ratio in comparison to the Peer Group's ratio (equal to 0.93x versus 1.13X for the Peer Group). Similarly, the Company's efficiency ratio of 97.3% was less favorable than the Peer Group's efficiency ratio of 75.0%. Loan loss provisions had a larger impact on the Peer Group's earnings. Overall, these measures, as well as the expected earnings benefits the Company should realize from the redeployment of stock proceeds into interest-earning assets and leveraging of post-conversion capital, which will be somewhat negated by

expenses associated with the stock benefit plans, indicate that the Company's pro forma core earnings will be less favorable than the Peer Group's. Therefore, RP Financial concluded that this was a moderately negative factor in our adjustment for profitability, growth and viability of earnings.

- Interest Rate Risk. Quarterly changes in the Company's and the Peer Group's net interest income to average assets ratios indicated that a greater degree of volatility was associated with the Company's net interest margin. Other measures of interest rate risk, such as capital and IEA/IBL ratios were more favorable for the Peer Group. On a pro forma basis, the infusion of stock proceeds can be expected to provide the Company with equity-to-assets and IEA/ILB ratios that should be fairly similar to the comparable Peer Group ratios, as well as enhance the stability of the Company's net interest margin through the reinvestment of stock proceeds into interest-earning assets. On balance, RP Financial concluded that interest rate risk was a slightly negative factor in our adjustment for profitability, growth and viability of earnings.

- Credit Risk. Loan loss provisions were a slightly larger factor in the Peer Group's earnings (0.33% of average assets versus 0.19% of average assets for the Company). In terms of future exposure to credit quality related losses, the Peer Group maintained a higher concentration of assets in loans and diversification into higher risk types of loans was more significant for the Peer Group. Credit quality measures for non-performing assets and net loan charge-offs were more favorable for the Company, while the Peer Group maintained a higher level of loss reserves as a percent of loans and similar loss reserves as a percent of non-performing loans. Overall, RP Financial concluded that credit risk was a moderately positive factor in our adjustment for profitability, growth and viability of earnings.

- Earnings Growth Potential. Several factors were considered in assessing earnings growth potential. First, the Company and the Peer Group maintained very similar interest rate spreads, which would tend to provide for comparable net interest margins for the Company and the Peer Group going forward based on the current prevailing interest rate environment. Second, the infusion of stock proceeds will provide the Company with similar growth potential through leverage as currently maintained by the Peer Group. Third, the Company's lower ratio of non-interest operating income and higher operating expense ratio were viewed as respective disadvantages to sustain earnings growth during periods when net interest margins come under pressure as the result of adverse changes in interest rates. Overall, earnings growth potential was considered to be a slightly negative factor in our adjustment for profitability, growth and viability of earnings.

- Return on Equity. Currently, the Company's core ROE is less favorable than the Peer Group's core ROE. Accordingly, as the result of the Company's lower core earnings and the increase in capital that will be realized from the infusion of net stock proceeds into the Company's equity, the Company's pro forma return equity on a core earnings basis can be expected to initially remain lower than the Peer Group's ROE. Accordingly, this was a moderately negative factor in the adjustment for profitability, growth and viability of earnings.

On balance, Polonia Bancorp's pro forma earnings strength was considered to be less favorable than the Peer Group's and, thus, a moderate downward adjustment was applied for profitability, growth and viability of earnings.

3. Asset Growth

Comparative twelve-month asset growth rates for the Company and the Peer Group showed a 6.8% decrease in the Company's assets, versus a 0.7% increase in the Peer Group's assets. Asset shrinkage for the Company consisted of loans, which was partially offset by an increase in cash and investments. Comparatively, asset growth for the Peer Group consisted of cash and investments, which was partially offset by a slight decrease in loans. The Company's asset growth trends would tend to be viewed less favorably than the Peer Group's growth trends, particularly given the Company's growth trends showed a comparatively larger decline in loans (15.3% decline versus 3.3% decline for the Peer Group). On a pro forma basis, the Company's tangible equity-to-assets ratio will be more comparable to the Peer Group's ratio, indicating similar leverage capacity for the Company and the Peer Group. On balance, a slight downward adjustment was applied for asset growth.

4. Primary Market Area

The general condition of an institution's market area has an impact on value, as future success is in part dependent upon opportunities for profitable activities in the local market served. The Company's primary market area is the Philadelphia metropolitan area, where it maintains six branch locations in Philadelphia County and the main office in Montgomery County. Philadelphia County is a highly urbanized market, which is projected to have modest population growth over the next five years. Projected population growth is stronger for Montgomery County, but less than the projected U.S. population growth rate. Montgomery County is a relatively affluent market, while Philadelphia County's income measures were relatively low compared to the statewide and U.S. measures. Operating in a densely populated market area provides the Company with growth opportunities, but such growth must be achieved in a highly competitive market environment. The Company competes against significantly larger institutions that provide a larger array of services and have significantly larger branch networks than maintained by Polonia Bancorp. The competitiveness of the Philadelphia metropolitan area is highlighted by the Company's very low market share of deposits in the counties where its branches are located.

The Peer Group companies generally operate in slightly slower growing, less densely populated markets with higher per capita income than Philadelphia County and lower per capita income than Montgomery County. The average and median deposit market shares maintained by the Peer Group companies were significantly above the Company's market share of deposits in Philadelphia County and Montgomery County. Overall, the degree of competition faced by the Peer Group companies was viewed as significantly less than faced by the Company and the growth potential in the markets served by the Peer Group companies was viewed to be similar as the Company's primary market area. Summary demographic and deposit market share data for the Company and the Peer Group companies primary market area counties is provided in Exhibit III-4. As shown in Table 4.1, March 2012 unemployment rates for eight out of the ten primary market area counties served by the Peer Group companies were lower than Philadelphia County's unemployment rate and, on average, higher than Montgomery County's unemployment rate. On balance, we concluded that no adjustment was appropriate for the Company's market area.

Table 4.1
Market Area Unemployment Rates
Polonia Bancorp and the Peer Group Companies(1)

	County	March 2012 Unemployment
Polonia Bancorp - PA	Philadelphia	10.3%
	Montgomery	6.8
Peer Group Average		8.2%
Alliance Bancorp, Inc. – PA	Delaware	7.8
Colonia Financial Services – NJ	Cumberland	13.6
FedFirst Financial Corporation – PA	Westmoreland	7.4
First Federal of Northern Michigan – MI	Alpena	10.6
Jacksonville Bancorp Inc. – IL	Morgan	8.4
OBA Financial Services, Inc. – MD	Montgomery	5.0
River Valley Bancorp – IN	Jefferson	8.3
Standard Financial Corp. - PA	Allegheny	6.7
WVS Financial Corp. – PA	Allegheny	6.7
Wolverine Bancorp, Inc. – MI	Midland	7.6

(1) Unemployment rates are not seasonally adjusted.

Source: U.S. Bureau of Labor Statistics.

5. Dividends

The Company currently does not pay a dividend. After the second-step conversion, future declarations of dividends by the Board of Directors will depend upon a number of factors, including investment opportunities, growth objectives, financial condition, profitability, tax considerations, minimum capital requirements, regulatory limitations, stock market characteristics and general economic conditions.

Six out of the ten Peer Group companies pay regular cash dividends, with implied dividend yields ranging from 0.84% to 5.32%. The average dividend yield on the stocks of the Peer Group institutions was 1.29% as of May 4, 2012. As of May 4, 2012, approximately 62% of all fully-converted publicly-traded thrifts had adopted cash dividend policies (see Exhibit IV-1), exhibiting an average yield of 1.65%. The dividend paying thrifts generally maintain higher than average profitability ratios, facilitating their ability to pay cash dividends.

While the Company currently does not pay a dividend, it will have the capacity to pay a dividend comparable to the Peer Group's average dividend yield based on pro forma capitalization. On balance, we concluded that no adjustment was warranted for this factor.

6. Liquidity of the Shares

The Peer Group is by definition composed of companies that are traded in the public markets. All ten of the Peer Group members trade on the NASDAQ. Typically, the number of shares outstanding and market capitalization provides an indication of how much liquidity there will be in a particular stock. The market capitalization of the Peer Group companies ranged from $10.8 million to $63.8 million as of May 4, 2012, with average and median market values of $39.9 million and $40.9 million, respectively. The shares issued and outstanding to the public shareholders of the Peer Group members ranged from 1.5 million to 5.5 million, with average and median shares outstanding of 3.1 million and 2.9 million, respectively. The Company's second-step stock offering is expected to provide for a pro forma market value that will be in lower end of the Peer Group's range of market values and fairly consistent with the Peer Group's average and median shares outstanding. However, in contrast to all of the Peer Group companies which are traded on NASDAQ, the Company's stock will continue to be traded on the OTC Markets Group, Inc. Accordingly, we concluded that a slight downward adjustment was necessary for this factor.

7. Marketing of the Issue

We believe that four separate markets exist for thrift stocks, including those coming to market such as Polonia Bancorp's: (A) the after-market for public companies, in which trading activity is regular and investment decisions are made based upon financial condition, earnings, capital, ROE, dividends and future prospects; (B) the new issue market in which converting thrifts are evaluated on the basis of the same factors, but on a pro forma basis without the benefit of prior operations as a fully-converted publicly-held company and stock trading history; (C) the acquisition market for thrift franchises in Pennsylvania; and (D) the market for the public stock of Polonia Bancorp. All of these markets were considered in the valuation of the Company's to-be-issued stock.

A. The Public Market

The value of publicly-traded thrift stocks is easily measurable, and is tracked by most investment houses and related organizations. Exhibit IV-1 provides pricing and financial data on all publicly-traded thrifts. In general, thrift stock values react to market stimuli such as interest rates, inflation, perceived industry health, projected rates of economic growth, regulatory issues and stock market conditions in general. Exhibit IV-2 displays historical stock market trends for various indices and includes historical stock price index values for thrifts and commercial banks. Exhibit IV-3 displays historical stock price indices for thrifts only.

The value of publicly-traded thrift stocks is easily measurable, and is tracked by most investment houses and related organizations. Exhibit IV-1 provides pricing and financial data on all publicly-traded thrifts. In general, thrift stock values react to market stimuli such as interest rates, inflation, perceived industry health, projected rates of economic growth, regulatory issues and stock market conditions in general. Exhibit IV-2 displays historical stock market trends for various indices and includes historical stock price index values for thrifts and commercial banks. Exhibit IV-3 displays historical stock price indices for thrifts only.

In terms of assessing general stock market conditions, the performance of the overall stock market has been mixed in recent quarters. At the start of the fourth quarter of 2011, day-to-day fluctuations in the broader stock market continued to be dominated by news regarding Europe's sovereign-debt problems. The S&P 500-stock index briefly moved into bear-market territory on fears of a European debt default, which was followed by a strong rebound after the leaders of France and Germany promised to strengthen European banks. A positive report on September U.S retail sales and more signs of progress in Europe's sovereign-debt crisis helped to push the DJIA into positive territory in mid-October. Mixed third quarter earnings reports and ongoing euro-zone concerns provided for more volatility in the broader stock market through the end of October. Overall, the DJIA was up 9.5% for October, which was its best one-month performance in nine years. The broader stock market continued to perform unevenly throughout November, as investors reacted to ongoing developments concerning Europe's sovereign debt and mixed economic data. Notably, the DJIA turned in its worst Thanksgiving week performance since the market began observing the holiday, as Europe's debt problems and lackluster economic data weighed on the broader stock market. Comparatively, stocks rallied strongly to close out November and into early-December, which was supported by news that major central banks agreed to act together to make it less costly for European banks to borrow U.S. dollars and a better-than-expected U.S. employment report for November. Stocks traded unevenly heading into mid-December, as investors reacted to the latest developments concerning Europe's ability to tackle its debt crisis. Encouraging news coming out of Europe and some reports showing a pick-up in U.S. economic activity supported a positive trend in the broader stock market to close out 2011. For all of 2011, the DJIA ended 2011 with a gain of 5.5% and the NASDAQ Composite was down 1.8% for the year. Over the course of 2011, the S&P 500 had been up as much as 8.4% in late-April and down nearly 13% in early-October. For all of 2011, the S&P 500 was essentially unchanged.

More signs of an improving U.S. economy sustained a generally positive trend in the broader stock market at the start of 2012. Major stock indexes moved to six-month highs in mid-January, as investors responded to encouraging jobs data and solid fourth quarter earnings posted by some large banks. Disappointing economic data, including weaker than expected new home sales in December and fourth quarter GDP growth falling short of expectations, contributed to the DJIA posting its first weekly loss of 2012 in late-January. Notwithstanding the downward trend in late-January, gains in the major stock indexes for January were the largest in fifteen years. A strong jobs report for January helped stocks regain some traction in early-February, with the DJIA moving to its highest close since May 2008. The DJIA posted its sharpest one day decline for 2012 heading into mid-February, which was attributable to renewed fears of a Greek default and disappointing readings on the U.S. economy. Signs of an accelerating U.S. economic recovery and indications of progress toward an agreement on a bailout for Greece propelled the DJIA to a 52-week high in mid-February. In late-February, the DJIA closed above 13000 for the first time since the financial crisis and February marked the fifth straight month that the DJIA closed higher. Stocks faltered in early-March on worries about

Greece and slower global economic growth, which was followed by a rebound going into mid-March. Some favorable economic reports, including solid job growth reflected in the February employment data, Greece moving closer to completing its debt restructuring and most of the largest U.S. banks passing the latest round of "stress tests" contributed to the rally that pushed the broader stock market to multi-year highs in mid-March. Concerns about slower growth in China pulled stocks lower heading into the close of the first quarter, while the broader stock market closed out the first quarter with a gain. Overall, the DJIA was up 8.1% for the first quarter, which was the best first quarter performance for the DJIA since 1998.

Following the strong first quarter of 2012, stocks moved lower at the beginning of the second quarter. Among the factors contributing to the decline included minutes from the latest Federal Reserve meeting that suggested further monetary stimulus was unlikely and a disappoint employment report for March, in which job growth was less than expected. The DJIA had its worst week for 2012 in mid-April, as worries over rising borrowings costs for European countries fueled the downturn. Stocks rebounded at the end of April and the DJIA moved to a four year high at the start of May, with some favorable first quarter earnings posted by some blue chip stocks and a stronger than expected reading for manufacturing activity in April supporting the gains. A disappointing jobs report for April fueled a selloff in the broader stock market to close out the first week of May, with the DJIA recording its worst week of 2012 on heightened concerns that the economic recovery was heading for a slowdown. On May 4, 2012, the DJIA closed at 13038.27, an increase of 3.2% from one year ago and an increase of 6.7% year-to-date, and the NASDAQ closed at 2956.34, an increase of 4.6% from one year ago and an increase of 13.5% year-to-date. The Standard & Poor's 500 Index closed at 1369.10 on May 4, 2012, an increase of 2.2% from one year ago and an increase of 8.9% year-to-date.

The market for thrift stocks has been somewhat volatile as well in recent quarters, but in general underperformed the broader stock market. Bank and thrift stocks led a sharp market downturn to start out the fourth quarter of 2011, as investors were unsettled when Greece's government indicated that it would miss its deficit target in 2011. Indications that European policymakers were moving forward with plans to stabilize Europe's banks and resolve Europe's debt crisis pushed bank and thrift stocks along with the broader market higher heading into mid-October. Thrift stocks underperformed the broader stock market in mid-October, as third quarter earnings reports for some of the nation's largest banks showed decreases in revenues. Shares of financial stocks rallied in late-October, as European leaders hashed out an eleventh hour agreement to address the fallout from Greece's debt woes. Volatility prevailed in bank and thrift stocks through most of November, which was largely tied to changes in sentiment over resolution of Europe's sovereign debt problems. Thrift stocks traded lower along with the broader stock market Thanksgiving week and more than recovered those losses the following week, as financial shares were the strongest gainers on news about a coordinated plan by major central banks to cut short-term borrowings rates and U.S. employment growth picked up speed in November. Thrift stocks were largely trendless heading into mid-December, as investors reacted to generally positive economic data and the conclusion of the European summit. A strong report on housing starts in November and Spain's second successful debt auction boosted financials along with the broader stock market in late-December. Thrift stocks closed out 2011 generally trending higher, as financials benefitted from economic reports showing a brightening picture for the U.S. economy. For 2011 overall, the SNL Index for all publicly-traded thrifts showed a decline of 18.7%.

Some more encouraging news on the economy helped to sustain the advance in thrift stocks at the beginning of 2012. Bank and thrift stocks did not keep pace with the broader stock market heading into the second half of January, as financials traded in a narrow range on mixed fourth quarter earnings reports coming out of the sector. Financial stocks led the broader market lower in late-January, as investors focused on the standoff between Greece and its creditors and the cut in Bank of America's rating by Goldman Sachs. The better-than-expected employment report for January boosted thrift stocks in early-February, which was followed by a slight pullback on some profit taking and renewed concerns about the Greek bailout. Bank and thrift stocks advanced in mid-February on increased optimism that Greece was close to getting approval of its bailout package. Financials traded in a fairly narrow range into late-February and then retreated along with the broader stock market in late-February and early-March, based on concerns related to the global economy. Generally favorable results from the Federal Reserve's latest round of "stress test" triggered a broad based rally for bank and thrift stocks in mid-March. Thrift stocks traded in a narrow range to close out the first quarter.

Thrift stocks tumbled along with stocks in general at the start of the second quarter 2012, as investors reacted to the weaker than expected job growth reflected in the March employment report and renewed concerns about Europe's debt problems. The March consumer price index, which showed that core inflation was still above the Federal Reserve's target range also pressured thrift stocks lower in mid-April. Thrift stocks rebounded in late-April, as the Federal Reserve meeting concluded with no change in its target rate and reaffirmed their plan to keep short-term rates near zero until late-2014. The disappointing employment report for April led thrift stocks lower to close out the first week of May. On May 4, 2012, the SNL Index for all publicly-traded thrifts closed at 513.7, a decrease of 8.6% from one year ago and an increase of 6.7% year-to-date.

B. The New Issue Market

In addition to thrift stock market conditions in general, the new issue market for converting thrifts is also an important consideration in determining the Company's pro forma market value. The new issue market is separate and distinct from the market for seasoned thrift stocks in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between pricing of converting and existing issues is perhaps no clearer than in the case of the price/book ("P/B") ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value whereas in the current market for existing thrifts the P/B ratio may reflect a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

Over the past three months, there were no conversion offerings completed. As shown in Table 4.2, two standard conversions and one second-step conversion have been completed during 2012. The second-step conversion offering is considered to be more relevant for our analysis, which was completed on January 18, 2012. Cheviot Financial's second-step offering was completed at the minimum of the offering range, with a 62% offering raising gross proceeds of $37.4 million. Cheviot Financial's pro forma price/tangible book ratio at the closing value equaled 65.6%. Cheviot Financial's stock price closed 2.6% above its offering price after one week of trading and was up 9.7% from its offering price through May 4, 2012.

C. The Acquisition Market

Also considered in the valuation was the potential impact on Polonia Bancorp's stock price of recently completed and pending acquisitions of other thrift institutions operating in Pennsylvania. As shown in Exhibit IV-4, there were nine Pennsylvania thrift acquisitions completed from the beginning of 2008 through May 4, 2012 and there are currently three

Table 4.2
Pricing Characteristics and After-Market Trends
Conversions Completed in 2012

Institutional Information			Pre-Conversion Data: Financial Info.		Pre-Conversion Data: Asset Quality		Offering Information: Excluding Foundation				Contribution to Char. Found.		Insider Purchases: % Off Incl. Fdn.+Merger Shares: Benefit Plans			
Institution	Conversion Date	Ticker	Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Res. Cov. (%)	Gross Proc. ($Mil.)	% Offer (%)	% of Mid. (%)	Exp./ Proc. (%)	Form	% of Public Off. Excl. Fdn. (%)	ESOP (%)	Recog Plans (%)	Stk Option (%)	Mgmt.& Dirs. (%)(2)
Standard Conversions																
Wellesley Bancorp, Inc. - MA*(1)	1/26/12	WEBK-NASDAQ	$ 274	8.07%	1.00%	118%	$ 22.5	100%	94%	5.5%	C/S	$225K/6.5%	8.0%	4.0%	10.0%	11.1%
West Indiana Bancshares, Inc. - IN*(1	1/11/12	WEIN-OTC-BB	$ 225	7.94%	1.46%	76%	$ 13.6	100%	85%	9.2%	C/S	$125K/2.7%	8.0%	4.0%	10.0%	5.2%
Averages - Standard Conversions:			$ 250	8.01%	1.23%	97%	$ 18.1	100%	89%	7.3%	N.A.	N.A.	8.0%	4.0%	10.0%	8.2%
Medians - Standard Conversions:			$ 250	8.01%	1.23%	97%	$ 18.1	100%	89%	7.3%	N.A.	N.A.	8.0%	4.0%	10.0%	8.2%
Second Step Conversions																
Cheviot Financial Corp., - OH*	1/18/12	CHEV-NASDAQ	$ 601	12.02%	2.74%	0%	$ 37.4	62%	85%	6.7%	N.A.	N.A.	4.0%	4.0%	10.0%	1.9%
Averages - Second Step Conversions:			$ 601	12.02%	2.74%	0%	$ 37.4	62%	85%	6.7%	N.A.	N.A.	4.0%	4.0%	10.0%	1.9%
Medians - Second Step Conversions:			$ 601	12.02%	2.74%	0%	$ 37.4	62%	85%	6.7%	N.A.	N.A.	4.0%	4.0%	10.0%	1.9%
Mutual Holding Companies(6)																
Averages - All Conversions:			$ 425	10.01%	1.99%	49%	$ 27.7	81%	87%	7.0%	N.A.	N.A.	6.0%	4.0%	10.0%	5.0%
Medians - All Conversions:			$ 425	10.01%	1.99%	49%	$ 27.7	81%	87%	7.0%	N.A.	N.A.	6.0%	4.0%	10.0%	5.0%

Institution	Initial Div. Yield (%)	Pro Forma Data: Pricing Ratios(3)(6): P/TB (%)	Core P/E (x)	P/A (%)	Pro Forma Data: Financial Charac.: Core ROA (%)	TE/A (%)	Core ROE (%)	IPO Price ($)	Post-IPO Pricing Trends: Closing Price: First Trading Day ($)	% Chge (%)	After First Week(4) ($)	% Chge (%)	After First Month(5) ($)	% Chge (%)	Thru 5/4/12 ($)	% Chge (%)
Standard Conversions																
Wellesley Bancorp, Inc. - MA*(1)	0.00%	58.7%	12.8x	8.2%	0.6%	14.0%	4.6%	$10.00	$12.00	20.0%	$12.10	21.0%	$12.29	22.9%	$13.58	35.8%
West Indiana Bancshares, Inc. - IN*(1	0.00%	48.9%	105.3x	5.9%	0.1%	12.1%	0.5%	$10.00	$11.26	12.6%	$11.15	11.5%	$12.00	20.0%	$12.76	27.6%
Averages - Standard Conversions:	0.00%	53.8%	59.0x	7.1%	0.4%	13.1%	2.5%	$10.00	$11.63	16.3%	$11.63	16.3%	$12.15	21.6%	$13.17	31.7%
Medians - Standard Conversions:	0.00%	53.8%	59.0x	7.1%	0.4%	13.1%	2.5%	$10.00	$11.63	16.3%	$11.63	16.3%	$12.15	21.5%	$13.17	31.7%
Second Step Conversions																
Cheviot Financial Corp., - OH*	0.00%	65.6%	23.74	9.6%	0.4%	14.9%	2.5%	$8.00	$8.25	3.1%	$8.21	2.6%	$8.28	3.5%	$8.78	9.7%
Averages - Second Step Conversions:	0.00%	65.6%	23.7x	9.6%	0.4%	14.9%	2.5%	$8.00	$8.25	3.1%	$8.21	2.6%	$8.28	3.5%	$8.78	9.7%
Medians - Second Step Conversions:	0.00%	65.6%	23.7x	9.6%	0.4%	14.9%	2.6%	$8.00	$8.25	3.1%	$8.21	2.6%	$8.28	3.5%	$8.78	9.7%
Mutual Holding Companies(6)																
Averages - All Conversions:	0.00%	59.7%	41.4x	8.3%	0.4%	14.0%	2.5%	$9.00	$9.94	9.7%	$9.92	9.4%	$10.21	12.5%	$10.98	20.7%
Medians - All Conversions:	0.00%	59.7%	41.4x	8.3%	0.4%	14.0%	2.5%	$9.00	$9.94	9.7%	$9.92	9.4%	$10.21	12.5%	$10.98	20.7%

Note: * - Appraisal performed by RP Financial; BOLD = RP Fin. Did the business plan, "NT" - Not Traded; "NA" - Not Applicable, Not Available; C/S-Cash/Stock.

(1) Non-OTS regulated thrift.
(2) As a percent of MHC offering for MHC transactions.
(3) *Does not* take into account the adoption of SOP 93-6.
(4) Latest price if offering is less than one week old.
(5) *Latest price if offering is more than one week* but less than one month old.
(6) Mutual holding company pro forma data on full conversion basis.
(7) Simultaneously completed acquisition of another financial institution.
(8) Simultaneously converted to a commercial bank charter.
(9) Former credit union.

May 4, 2012

acquisitions pending of Pennsylvania savings institutions. The recent acquisition activity involving Pennsylvania savings institutions may imply a certain degree of acquisition speculation for the Company's stock. To the extent that acquisition speculation may impact the Company's offering, we have largely taken this into account in selecting companies for the Peer Group which operate in markets that have experienced a comparable level of acquisition activity as the Company's market and, thus, are subject to the same type of acquisition speculation that may influence Polonia Bancorp's stock. However, since converting thrifts are subject to a three-year regulatory moratorium from being acquired, acquisition speculation in Polonia Bancorp's stock would tend to be less compared to the stocks of the Peer Group companies.

D. Trading in Polonia Bancorp's Stock

Since Polonia Bancorp's minority stock currently trades under the symbol "PBCP" on the OTC Markets Group, Inc. RP Financial also considered the recent trading activity in the valuation analysis. Polonia Bancorp had a total of 3,155,114 shares issued and outstanding at March 31, 2012, of which 1,336,677 shares were held by public shareholders and traded as public securities. The Company's stock, which is not actively traded, showed a 52 week trading range of $5.75 to $7.80 per share through May 4, 2012. The Company's stock closed at $6.89 per share on May 4, 2012.

There are significant differences between the Company's minority stock (currently being traded) and the conversion stock that will be issued by the Company. Such differences include different liquidity characteristics, a different return on equity for the conversion stock, the stock is currently traded based on speculation of a range of exchange ratios and dividend payments, if any, will be made on all shares outstanding. Since the pro forma impact has not been publicly disseminated to date, it is appropriate to discount the current trading level. As the pro forma impact is made known publicly, the trading level will become more informative.

* * * * * * * * * * *

In determining our valuation adjustment for marketing of the issue, we considered trends in both the overall thrift market, the new issue market including the new issue market for second-step conversions, the acquisition market and recent trading activity in the Company's minority stock. Taking these factors and trends into account, RP Financial concluded that a slight downward adjustment was appropriate in the valuation analysis for purposes of marketing of the issue.

8. Management

Polonia Bancorp's management team appears to have experience and expertise in all of the key areas of the Company's operations. Exhibit IV-5 provides summary resumes of Polonia Bancorp's Board of Directors and senior management. While the Company does not have the resources to develop a great deal of management depth, given its asset size and the impact it would have on operating expenses, management and the Board have been effective in implementing an operating strategy that can be well managed by the Company's present organizational structure. Polonia Bancorp currently does not have any executive management positions that are vacant.

Similarly, the returns, equity positions and other operating measures of the Peer Group companies are indicative of well-managed financial institutions, which have Boards and management teams that have been effective in implementing competitive operating strategies. Therefore, on balance, we concluded no valuation adjustment relative to the Peer Group was appropriate for this factor.

9. Effect of Government Regulation and Regulatory Reform

In summary, as a fully-converted OCC regulated institution, Polonia Bancorp will operate in substantially the same regulatory environment as the Peer Group members -- all of whom are adequately capitalized institutions and are operating with no apparent restrictions. Exhibit IV-6 reflects the Bank's pro forma regulatory capital ratios. On balance, no adjustment has been applied for the effect of government regulation and regulatory reform.

Summary of Adjustments

Overall, based on the factors discussed above, we concluded that the Company's pro forma market value should reflect the following valuation adjustments relative to the Peer Group:

Key Valuation Parameters:	Valuation Adjustment
Financial Condition	Slight Upward
Profitability, Growth and Viability of Earnings	Moderate Downward
Asset Growth	Slight Downward
Primary Market Area	No Adjustment
Dividends	No Adjustment
Liquidity of the Shares	Slight Downward
Marketing of the Issue	Slight Downward
Management	No Adjustment
Effect of Govt. Regulations and Regulatory Reform	No Adjustment

Valuation Approaches

In applying the accepted valuation methodology promulgated by the OCC and adopted by the FRB, i.e., the pro forma market value approach, we considered the three key pricing ratios in valuing the Company's to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the stock proceeds. In computing the pro forma impact of the conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in the Company's prospectus for reinvestment rate, effective tax rate, stock benefit plan assumptions and expenses (summarized in Exhibits IV-7 and IV-8).

In our estimate of value, we assessed the relationship of the pro forma pricing ratios relative to the Peer Group and recent conversion offerings.

RP Financial's valuation placed an emphasis on the following:

- P/E Approach. The P/E approach is generally the best indicator of long-term value for a stock and we have given it significant weight among the valuation approaches. Given certain similarities between the Company's and the Peer Group's earnings composition and overall financial condition, the P/E approach was carefully considered in this valuation. At the same time, recognizing that (1) the earnings multiples will be evaluated on a pro forma basis for the Company; and (2) the Peer Group companies have had the opportunity to realize the benefit of reinvesting and leveraging the offering proceeds, we also gave weight to the other valuation approaches.

- P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, particularly in the context of a conversion offering, as the earnings approach involves assumptions regarding the use of proceeds. RP Financial considered the P/B approach to be a valuable indicator of pro forma value taking into account the pricing ratios under the P/E and P/A approaches. We have also modified the P/B approach to exclude the impact of intangible assets (i.e., price/tangible book value or "P/TB"), in that the investment community frequently makes this adjustment in its evaluation of this pricing approach.

- P/A Approach. P/A ratios are generally a less reliable indicator of market value, as investors typically assign less weight to assets and attribute greater weight to book value and earnings. Furthermore, this approach as set forth in the regulatory valuation guidelines does not take into account the amount of stock purchases funded by deposit withdrawals, thus understating the pro forma P/A ratio. At the same time, the P/A ratio is an indicator of franchise value, and, in the case of highly capitalized institutions, high P/A ratios may limit the investment community's willingness to pay market multiples for earnings or book value when ROE is expected to be low.

- Trading of PBCP stock. Converting institutions generally do not have stock outstanding. Polonia Bancorp, however, has public shares outstanding due to the mutual holding company form of ownership. Since Polonia Bancorp's stock is currently quoted on the OTC Markets Group, Inc., it is an indicator of investor interest in the Company's conversion stock and therefore received some weight in our valuation. Based on the May 4, 2012 closing stock price of $6.89 per share and the 3,155,114 shares of Polonia Bancorp stock outstanding, the Company's implied market value of $21.7 million was considered in the valuation process. However, since the conversion stock will have different characteristics than the minority shares, and since current pro forma information has not been publicly disseminated to date, the current trading price of Polonia Bancorp's stock was somewhat discounted herein but will become more important towards the closing of the offering.

The Company has adopted Statement of Position ("SOP") 93-6, which causes earnings per share computations to be based on shares issued and outstanding excluding unreleased ESOP shares. For purposes of preparing the pro forma pricing analyses, we have reflected all shares issued in the offering, including all ESOP shares, to capture the full dilutive impact, particularly since the ESOP shares are economically dilutive, receive dividends and can be voted. However, we did consider the impact of SOP 93-6 in the valuation.

In preparing the pro forma pricing analysis, we have taken into account the pro forma impact of the MHC's net assets that will be consolidated with the Company and thus will increase equity. At March 31, 2012, the MHC had unconsolidated net assets of $102,000.

Based on the application of the three valuation approaches, taking into consideration the valuation adjustments discussed above, RP Financial concluded that as of May 4, 2012, the aggregate pro forma market value of Polonia Bancorp's conversion stock equaled $21,254,600 at the midpoint, equal to 2,656,825 shares at $8.00 per share. The $8.00 per share price was determined by the Polonia Bancorp Board. The midpoint and resulting valuation range is based on the sale of a 57.63% ownership interest to the public, which provides for a $12,250,000 public offering at the midpoint value.

1. Price-to-Earnings ("P/E"). The application of the P/E valuation method requires calculating the Company's pro forma market value by applying a valuation P/E multiple to the pro forma earnings base. In applying this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds. The Company's reported earnings equaled $481,000 for the twelve months ended March 31, 2012. In deriving Polonia Bancorp's core earnings, the adjustments made to reported earnings were to eliminate gains on the sale of loans and investment securities gains, which equaled $598,000 and $254,000, respectively, for the twelve months ended March 31, 2012. As shown below, on a tax effected basis, assuming an effective marginal tax rate of 40.0% for the earnings adjustments, the Company's core earnings were determined to equal a net loss of $30,000 for the twelve months ended March 31, 2012. (Note: see Exhibit IV-9 for the adjustments applied to the Peer Group's earnings in the calculation of core earnings).

	Amount ($000)
Net income(loss)	$481
Deduct: Gain on sale of loans(1)	(359)
Deduct: Investment securities gains	(152)
Core earnings estimate	$(30)

(1) Tax effected at 40.0%.

Based on the Company's reported and estimated core earnings and incorporating the impact of the pro forma assumptions discussed previously, the Company's pro forma core P/E multiple at the $21.3 million midpoint value was not meaningful (NM), as the result of pro forma net loss shown for the twelve month period. The Company's reported P/E multiple at the $21.3 midpoint value equaled 53.74 times. Comparatively, the Peer Group's average reported and core P/E multiples equaled 17.20 times and 17.10 times, respectively (see Table 4.3). In comparison to the Peer Group's average reported P/E multiple, the Company's pro forma reported P/E multiple at the midpoint value indicated a premium of 212.44%. The Peer Group's median reported and core earnings multiples equaled 15.52 times and 17.16 times, respectively. In comparison to the Peer Group's median reported earnings multiple, the Company's reported P/E multiple at the midpoint value indicated a premium of 246.26%. At the

Table 4.3
Public Market Pricing
Polonia Bancorp, Inc. and the Comparables
As of May 4, 2012

	Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)				Reported		Core		Exchange	2nd Step Offering
	Price/ Share(1) ($)	Market Value ($Mil)	Core 12 Month EPS(2) ($)	Book Value/ Share ($)	P/E (x)	P/B (%)	P/A (%)	P/TB (%)	P/Core (x)	Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Total Assets ($Mil)	Equity/ Assets (%)	Tang Eq/ Assets (%)	NPAs/ Assets (%)	ROA (%)	ROE (%)	ROA (%)	ROE (%)	Ratio	Amount ($Mil)
Polonia Bancorp, Inc.																						
Superrange	$8.00	$28.11	($0.04)	$11.62	75.95x	68.85%	10.30%	68.85%	NM	$0.00	0.00%	0.00%	$273	14.96%	14.96%	1.06%	0.14%	0.91%	-0.05%	-0.34%	1.1136	$ 16.201
Maximum	$8.00	$24.44	($0.04)	$12.76	63.70x	62.70%	9.02%	62.70%	NM	$0.00	0.00%	0.00%	$271	14.38%	14.38%	1.06%	0.14%	0.98%	-0.05%	-0.33%	0.9684	$ 14.088
Midpoint	$8.00	$21.25	($0.04)	$14.07	53.74x	56.86%	7.89%	56.86%	NM	$0.00	0.00%	0.00%	$270	13.87%	13.87%	1.07%	0.15%	1.06%	-0.04%	-0.31%	0.8421	$ 12.250
Minimum	$8.00	$18.07	($0.05)	$15.84	44.35x	50.51%	6.74%	50.51%	NM	$0.00	0.00%	0.00%	$268	13.36%	13.36%	1.08%	0.15%	1.14%	-0.04%	-0.29%	0.7158	$ 10.413
All Non-MHC Public Companies (7)																						
Averages	$12.21	$300.60	$0.06	$14.74	19.12x	80.48%	10.06%	86.93%	19.99x	$0.21	1.65%	24.50%	$2,736	12.53%	11.91%	3.57%	0.17%	0.94%	0.08%	0.05%		
Medians	$11.95	$74.63	$0.30	$14.09	17.22x	79.62%	9.76%	83.13%	17.92x	$0.16	1.23%	0.00%	$901	11.67%	10.92%	2.45%	0.39%	2.95%	0.27%	2.47%		
All Non-MHC State of PA(7)																						
Averages	$13.84	$181.71	$0.71	$16.58	18.38x	84.23%	10.94%	90.86%	20.06x	$0.27	2.01%	36.19%	$1,428	13.43%	12.78%	1.98%	0.54%	4.64%	0.52%	4.50%		
Medians	$13.06	$66.37	$0.66	$14.76	17.90x	78.99%	10.65%	83.97%	18.23x	$0.20	1.72%	19.10%	$682	14.51%	12.60%	1.70%	0.57%	4.21%	0.45%	4.09%		
Comparable Group Averages																						
Averages	$13.03	$39.93	$0.57	$18.30	17.20x	69.65%	10.51%	71.44%	17.10x	$0.18	1.29%	12.19%	$371	15.14%	14.84%	3.00%	0.47%	3.57%	0 42%	3.13%		
Medians	$14.73	$40.86	$0.43	$18.33	15.52x	72.35%	11.35%	74.61%	17.16x	$0.14	0.96%	8.77%	$359	15.46%	14.37%	3.05%	0.36%	3.67%	0.25%	2.44%		
Comparable Group																						
ALLB Alliance Bancorp, Inc. of PA	$11.65	$63.77	$0.22	$15.16	NM	76.85%	13.58%	76.85%	NM	$0.20	1.72%	NM	$470	17.68%	17.68%	3.71%	0.25%	1.48%	0.26%	1.55%		
COBK Colonial Financial Serv. Of NJ	$12.88	$51.44	$0.79	$17.95	15.52x	71.75%	8.52%	71.75%	16.30x	$0.00	0.00%	0.00%	$604	11.87%	11.87%	4.81%	0.55%	4.66%	0.53%	4.44%		
FFCO FedFirst Financial Corp. of PA	$14.30	$41.64	$0.23	$20.18	NM	70.86%	12.42%	72.37%	NM	$0.12	0.84%	40.00%	$335	17.54%	17.23%	1.03%	0.26%	1.47%	0.20%	1.13%		
FFNM First Federal of N Michigan of MI	$3.75	$10.82	$0.19	$8.52	14.42x	44.01%	4.98%	44.64%	19.74x	$0.00	0.00%	0.00%	$217	11.32%	11.18%	4.18%	0.34%	3.13%	0 25%	2.28%		
JXSB Jacksonville Bancorp Inc. of IL	$16.45	$31.60	$1.51	$21.43	9.62x	76.76%	10.28%	82.21%	10.89x	$0.30	1.82%	17.54%	$307	13.40%	12.62%	1.40%	1.07%	8.51%	0.95%	7.52%		
OBAF OBA Financial Serv. Inc. of MD	$15.15	$63.28	$0.13	$18.18	NM	83.33%	16.56%	83.33%	NM	$0.00	0.00%	0.00%	$382	19.88%	19.88%	2.39%	0.13%	0.63%	0.14%	0.69%		
RIVR River Valley Bancorp of IN	$15.80	$23.92	$0.56	$18.47	16.99x	85.54%	5.88%	85.82%	28.21x	$0.84	5.32%	NM	$407	8.11%	8.09%	5.13%	0.36%	4.32%	0.21%	2.60%		
STND Standard Financial Corp. of PA	$16.75	$57.18	$0.93	$22.96	17.63x	72.95%	13.08%	82.92%	18.01x	$0.18	1.07%	18.95%	$437	17.92%	16.12%	1.24%	0.74%	4.21%	0.73%	4.13%		
WVFC WVS Financial Corp. of PA	$7.54	$15.52	$0.80	$14.28	9.92x	52.80%	6.12%	52.80%	9.42x	$0.16	2.12%	21.05%	$254	11.59%	11.59%	0.67%	0.64%	5.44%	0.67%	5.73%		
WBKC Wolverine Bancorp, Inc. of MI	$15.98	$40.08	$0.30	$25.91	36.32x	61.68%	13.65%	61.68%	NM	$0.00	0.00%	0.00%	$294	22.13%	22.13%	5.42%	0.36%	1.84%	0.25%	1.26%		

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items on a tax-effected basis, and is shown on a pro forma basis where appropriate.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.
(4) Indicated 12 month dividend, based on last quarterly dividend declared.
(5) Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

top of the super range, the Company's reported P/E multiple equaled 75.95 times. In comparison to the Peer Group's average and median reported P/E multiples, the Company's reported P/E multiple at the top of the super range reflected premiums of 341.56% and 389.37%, respectively.

2. Price-to-Book ("P/B"). The application of the P/B valuation method requires calculating the Company's pro forma market value by applying a valuation P/B ratio, as derived from the Peer Group's P/B ratio, to the Company's pro forma book value. Based on the $21.3 million midpoint valuation, the Company's pro forma P/B and P/TB ratios both equaled 56.86%. In comparison to the average P/B and P/TB ratios for the Peer Group of 69.65% and 71.44%, the Company's ratios reflected a discount of 18.36% on a P/B basis and a discount of 20.41% on a P/TB basis. In comparison to the Peer Group's median P/B and P/TB ratios of 72.35% and 74.30%, respectively, the Company's pro forma P/B and P/TB ratios at the midpoint value reflected discounts of 21.41% and 23.47%, respectively. At the top of the super range, the Company's P/B and P/TB ratios both equaled 68.85%. In comparison to the Peer Group's average P/B and P/TB ratios, the Company's P/B and P/TB ratios at the top of the super range reflected discounts of 1.15% and 3.63%, respectively. In comparison to the Peer Group's median P/B and P/TB ratios, the Company's P/B and P/TB ratios at the top of the super range reflected discounts of 4.84% and 7.34%, respectively. RP Financial considered the discounts under the P/B approach to be reasonable, particularly in light of the significant premiums reflected in the Company's pro forma core P/E multiples.

3. Price-to-Assets ("P/A"). The P/A valuation methodology determines market value by applying a valuation P/A ratio to the Company's pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio which is computed herein. At the $21.3 million midpoint of the valuation range, the Company's value equaled 7.89% of pro forma assets. Comparatively, the Peer Group companies exhibited an average P/A ratio of 10.51%, which implies a discount of 24.93% has been applied to the Company's pro forma P/A ratio. In comparison to the Peer Group's median P/A ratio of 11.35%, the Company's pro forma P/A ratio at the midpoint value reflects a discount of 30.48%.

Comparison to Recent Offerings

As indicated at the beginning of this chapter, RP Financial's analysis of recent conversion offering pricing characteristics at closing and in the aftermarket has been limited to a "technical" analysis and, thus, the pricing characteristics of recent conversion offerings can not be a primary determinate of value. Particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the stock proceeds (i.e., external funds vs. deposit withdrawals). As discussed previously, one second-step conversion has been completed in 2012 and closed at a pro forma price/tangible book ratio of 65.6% (see Table 4.2). Cheviot Financial's stock price closed 2.6% above its offering price after one week of trading and was up 9.7% from its offering price through May 4, 2012. In comparison, the Company's pro forma price/tangible book ratio at the appraised midpoint value reflects a discount of 13.32% and at the top of the super range reflects a premium of 4.95%.

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of May 4, 2012, the estimated aggregate pro forma valuation of the shares of the Company to be issued and outstanding at the end of the conversion offering – including (1) newly-issued shares representing the MHC's current ownership interest in the Company and (2) exchange shares issued to existing public shareholders of the Company - was $21,254,600 at the midpoint, equal to 2,656,825 shares at a per share value of $8.00. The resulting range of value and pro forma shares, all based on $8.00 per share, are as follows: $18,066,416 or 2,258,302 shares at the minimum; $24,442,792 or 3,055,349 shares at the maximum; and $28,109,208 or 3,513,651 shares at the super maximum (also known as "maximum, as adjusted").

Based on this valuation and taking into account the ownership interest represented by the shares owned by the MHC, the midpoint of the offering range is $12,250,000, equal to 1,531,250 shares at $8.00 per share. The resulting offering range and offering shares, all based on $8.00 per share, are as follows: $10,412,504, or 1,301,563 shares, at the minimum; $14,087,504 or 1,760,938 shares at the maximum; and $16,200,624 or 2,025,078 shares at the super maximum. The pro forma valuation calculations relative to the Peer Group are shown in Table 4.4 and are detailed in Exhibit IV-7 and Exhibit IV-8.

Establishment of the Exchange Ratio

The conversion regulations provide that in a conversion of a mutual holding company, the minority stockholders are entitled to exchange the public shares for newly issued shares in the fully-converted company. The Board of Directors of Polonia Bancorp has independently determined the exchange ratio, which has been designed to preserve the current aggregate percentage ownership in the Company held by the public shareholders. The exchange ratio to be received by the existing minority shareholders of the Company will be determined at the end of the offering, based on the total number of shares sold in the offering and the final appraisal. Based on the valuation conclusion herein, the resulting offering value and the $8.00 per share offering price, the indicated exchange ratio at the midpoint is 0.8421 shares of the Company for every share held by public shareholders. Furthermore, based on the offering range of value, the indicated exchange ratios are 0.7158 at the minimum, 0.9684 at the maximum and 1.1136 at the super maximum. RP Financial expresses no opinion on the proposed exchange of newly issued Company shares for the shares held by the public stockholders or on the proposed exchange ratio.

LIST OF EXHIBITS

Exhibit Number	Description
I-1	Map of Office Locations
I-2	Audited Financial Statements
I-3	Key Operating Ratios
I-4	Investment Portfolio Composition
I-5	Yields and Costs
I-6	Loan Loss Allowance Activity
I-7	Interest Rate Risk Analysis
I-8	Fixed and Adjustable Rate Loans
I-9	Loan Portfolio Composition
I-10	Contractual Maturity by Loan Type
I-11	Non-Performing Assets
I-12	Deposit Composition
I-13	Maturity of Time Deposits
I-14	Borrowing Activity
II-1	Description of Office Properties
II-2	Historical Interest Rates

LIST OF EXHIBITS (continued)

Exhibit Number	Description
III-1	General Characteristics of Publicly-Traded Institutions
III-2	Public Market Pricing of Mid-Atlantic Thrift Institutions
III-3	Public Market Pricing of Midwest Thrift Institutions
III-4	Peer Group Market Area Comparative Analysis
IV-1	Stock Prices: As of May 4, 2012
IV-2	Historical Stock Price Indices
IV-3	Historical Thrift Stock Indices
IV-4	Market Area Acquisition Activity
IV-5	Director and Senior Management Summary Resumes
IV-6	Pro Forma Regulatory Capital Ratios
IV-7	Pro Forma Analysis Sheet
IV-8	Pro Forma Effect of Conversion Proceeds
IV-9	Peer Group Core Earnings Analysis
V-1	Firm Qualifications Statement

EXHIBITS

EXHIBIT I-1

Polonia Bancorp, Inc.
Map of Office Locations

Exhibit I-1
Polonia Bancorp, Inc.
Map of Office Locations


Montgomery
Philadelphia
PENNSYLVANIA
NEW JERSEY
Counties
Montgomery
Philadelphia
Pushpins
Executive Office
Branches

EXHIBIT I-2

Polonia Bancorp, Inc.
Audited Financial Statements
[Incorporated by Reference]

EXHIBIT I-3

Polonia Bancorp, Inc.
Key Operating Ratios

Exhibit I-3
Polonia Bancorp, Inc.
Key Operating Ratios

(In thousands, except per share data)	At or For the Three Months Ended March 31, 2012	2011	At or For the Year Ended December 31, 2011	2010	2009
Performance Ratios: (1)					
Return on average assets	0.12%	(0.01)%	0.15%	1.44%	0.15%
Return on average equity	1.09	(0.09)	1.44	13.00	1.60
Interest rate spread (2)	3.01	2.77	3.05	2.84	2.55
Net interest margin (3)	3.10	2.89	3.14	3.01	2.74
Noninterest expense to average assets	3.12	2.94	3.14	3.48	2.96
Efficiency ratio (4)	90.62	104.12	90.53	62.26	91.72
Average interest-earning assets to average interest-bearing liabilities	107.87	109.51	107.23	109.42	107.95
Average equity to average assets	10.73	9.57	10.10	11.07	9.36
Capital Ratios (5):					
Tangible capital	10.49	9.56	10.22	8.92	9.34
Core capital	10.49	9.56	10.22	8.92	9.34
Total risk-based capital	21.74	19.18	21.49	18.18	19.78
Asset Quality Ratios (Excluding Covered Assets):					
Allowance for loan losses on non-covered loans as a percent of total non-covered loans	0.88%	0.61%	.94%	0.60%	0.74%
Allowance for loan losses on non-covered loans as a percent of non-performing non-covered loans	60.16	95.13	61.39	81.56	40.66
Non-performing non-covered loans as a percent of total non-covered loans	1.46	.64	1.52	0.74	1.81
Non-performing non-covered assets as a percent of total non-covered assets	0.91	0.37	0.86	0.50	1.26
Asset Quality Ratios (All Assets):					
Allowance for loan losses as a percent of total loans	0.78%	0.83%	0.83%	0.49%	0.74%
Allowance for loan losses as a percent of non-performing loans	45.21	45.27	48.37	39.68	40.66
Net charge-offs (recoveries) to average outstanding loans during the period	0.15	0.01	(0.01)	0.11	(0.01)
Non-performing loans as a percent of total loans	1.73	1.11	1.71	1.23	1.81
Non-performing assets as a percent of total assets	1.11	0.68	1.03	0.81	1.26
Other Data:					
Number of:					
Real estate loans outstanding	1,189	1,318	1,234	1,368	968
Deposit accounts	9,480	11,208	9,719	12,131	8,729
Full-service offices	7	9	7	9	5

(1) Performance ratios for the three-month periods have been annualized.
(2) Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of interest-bearing liabilities.
(3) Represents net interest income as a percent of average interest-earning assets.
(4) Represents noninterest expense divided by the sum of net interest income and noninterest income.
(5) Ratios are for Polonia Bank.

Source: Polonia Bancorp's prospectus.

EXHIBIT I-4

Polonia Bancorp, Inc.
Investment Portfolio Composition

Exhibit I-4
Polonia Bancorp, Inc.
Investment Portfolio Composition

	At March 31 2012		At December 31, 2011		2010		2009	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)							
Securities available-for-sale:								
Fannie Mae	$4,596	$4,946	$ 5,049	$ 5,413	$ 7,558	$ 7,999	$ 13,163	$ 13,719
Freddie Mac	198	212	226	243	1,062	1,116	2,763	2,906
Government National Mortgage Association	844	963	891	1,014	1,054	1,179	1,339	1,447
Collateralized mortgage obligations–government sponsored entities	3,364	3,389	3,750	3,811	6,237	6,245	86	87
Total mortgage-backed securities	9,002	9,510	9,916	10,481	15,911	16,539	17,351	18,159
Corporate securities	6,973	7,010	6,972	6,867	10,551	10,802	12,370	12,425
Total debt securities	15,975	16,520	16,888	17,348	26,462	27,341	29,721	30,584
Equity securities–financial services	—	—	—	—	19	9	19	18
Total	$15,975	$16,520	$ 16,888	$ 17,348	$ 26,481	$ 27,350	$ 29,740	$ 30,602

	At March 31 2012		At December 31, 2011		2010		2009	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)							
Securities held-to-maturity:								
Fannie Mae	$46,285	$48,339	$ 46,772	$ 48,763	$ 22,611	$ 22,563	$ 13,780	$ 13,641
Freddie Mac	9,354	9,785	9,825	10,229	3,516	3,512	—	—
Total mortgage-backed securities	$55,639	$58,124	$ 56,597	$ 58,992	$ 26,127	$ 26,075	$ 13,780	$ 13,641

Source: Polonia Bancorp's prospectus.

EXHIBIT I-5

Polonia Bancorp, Inc.
Yields and Costs

Exhibit I-5
Polonia Bancorp, Inc.
Yields and Costs

	At March 31, 2012	Three Months Ended March 31, 2012		2011	
	Yield/ Cost	Average Balance	Yield/ Cost	Average Balance	Yield/ Cost
		(Dollars in thousands)			
Assets:					
Interest-earning assets:					
Loans	5.22%	$ 151,240	5.22%	$ 173,976	5.13%
Investment securities	3.28	72,805	3.20	71,837	3.17
Other interest-earning assets	0.03	17,273	0.05	24,676	0.07
Total interest-earning assets	4.22%	241,318	4.30%	270,489	4.20%
Noninterest-earning assets:		19,513		15,933	
Allowance for Loan Losses		(1,267)		(792)	
Total assets		$ 259,564		$ 285,630	
Liabilities and equity:					
Interest-bearing liabilities:					
Interest-bearing demand deposits	0.70%	$ 15,989	0.68%	$ 13,121	0.62%
Money market deposits	0.62	43,299	0.62	55,561	0.66
Savings accounts	0.35	29,958	0.35	29,874	0.45
Time deposits	1.54	107,149	1.52	118,241	1.82
Total interest-bearing deposits	1.09%	196,395	1.08%	216,797	1.26%
FHLB advances—short-term	—	—	—	1,778	0.68
FHLB advances—long-term	2.82	26,377	2.84	27,398	2.83
Advances by borrowers for taxes and insurance	2.00	947	2.54	1,024	2.38
Total interest-bearing liabilities	1.30%	223,719	1.29%	246,997	1.43%
Noninterest-bearing liabilities:		7,987		11,309	
Total liabilities		231,706		258,306	
Retained earnings		27,858		27,324	
Total liabilities and retained earnings		$ 259,564		$ 285,630	
Interest rate spread			3.01%		2.77%
Net yield on interest-bearing assets			3.10%		2.89%
Ratio of average interest-earning assets to average interest-bearing liabilities			107.87%		109.51%

Exhibit I-5 (continued)
Polonia Bancorp, Inc.
Yields and Costs

	2011 Average Balance	2011 Interest and Dividends	2011 Yield/ Cost	2010 Average Balance	2010 Interest and Dividends	2010 Yield/ Cost	2009 Average Balance	2009 Interest and Dividends	2009 Yield/ Cost
	Years Ended December 31, (Dollars in thousands)								
Assets:									
Interest-earning assets:									
Loans	$ 162,609	$ 8,947	5.50%	$ 146,779	$ 8,251	5.62%	$ 154,555	$ 8,772	5.68%
Investment securities	75,665	2,467	3.26	43,357	1,584	3.65	40,535	1,926	4.75
Other interest-earning assets	17,209	7	0.04	14,746	9	0.06	13,482	9	0.07
Total interest-earning assets	255,483	11,421	4.47%	204,882	9,844	4.80%	208,572	10,707	5.13
Noninterest-earning assets	19,650			15,950			14,002		
Allowance for Loan Losses	(1,249)			(936)			(1,035)		
Total assets	$ 273,884			$ 219,896			$ 221,539		
Liabilities and equity:									
Interest-bearing liabilities:									
Interest-bearing demand deposits	$ 14,386	$ 83	0.58%	$ 11,189	$ 74	0.67%	10,776	77	0.71%
Money market deposits	49,040	326	0.66	34,233	353	1.03	34,173	582	1.70
Savings accounts	30,155	127	0.42	29,497	149	0.51	31,809	237	0.75
Time deposits	112,634	2,016	1.79	82,549	2,257	2.73	91,166	3,313	3.63
Total interest-bearing deposits	206,215	2,552	1.24%	157,468	2,833	1.80%	167,924	4,209	2.51
FHLB advances—short-term	1,628	11	0.68	—	—	—	77	1	1.30
FHLB advances—long-term	29,507	805	2.73	28,757	819	2.85	23,963	763	3.18
Advances by borrowers for taxes and insurance	902	21	2.33	1,022	23	2.25	1,254	27	2.15
Total interest-bearing liabilities	238,252	3,389	1.42%	187,247	3,675	1.96%	193,218	5,000	2.59
Noninterest-bearing liabilities:	7,980			8,308			7,583		
Total liabilities	246,232			195,555			200,801		
Stockholders' equity	27,652			24,341			20,738		
Total liabilities and stockholders' equity	$ 273,884			$ 219,896			$ 221,539		
Net interest income		$ 8,032			$ 6,169			$ 5,707	
Interest rate spread			3.05%			2.84%			2.55%
Net yield on interest-bearing assets			3.14%			3.01%			2.74%
Ratio of average interest-earning assets to average interest-bearing liabilities			107.23%			109.42%			107.95%

Source: Polonia Bancorp's prospectus.

EXHIBIT I-6

Polonia Bancorp, Inc.
Loan Loss Allowance Activity

Exhibit I-6
Polonia Bancorp, Inc.
Loan Loss Allowance Activity

	March 31,			December 31,						
	2012			2011			2010	2009	2008	2007
	Non-Covered Loans	Covered Loans	Totals	Non-Covered Loans	Covered Loans	Total				
				(Dollars in thousands)						
Allowance for losses on non-covered loans at beginning of period	$ 1,206	$ 73	$1,279	$ 834	$ —	$ 834	$1,115	$ 858	$731	$695
Provision (credit) for loan losses on non-covered loans	90	—	90	367	73	440	(115)	252	85	31
Charge-offs:										
One- to four-family	(223)	—	—	—	—	—	(170)	—	—	—
Multi-family and commercial real estate	—	—	—	—	—	—	—	—	—	—
Home equity loans and lines of credit	—	—	—	—	—	—	—	—	—	—
Consumer	—	—	—	—	—	—	—	—	—	—
Total	(223)	—	(223)	1,201	73	1,274	(170)	—	—	—
Recoveries:										
One- to four-family	—	—	—	5	—	5	4	5	42	5
Multi-family and commercial real estate	—	—	—	—	—	—	—	—	—	—
Home equity loans and lines of credit	—	—	—	—	—	—	—	—	—	—
Consumer	—	—	—	—	—	—	—	—	—	—
Total	—	—	—	5	—	5	4	5	42	5
Net recoveries (charge-offs)	(223)	—	(223)	5	—	5	(166)	5	42	5
Allowance at end of period	$ 1,073	$ 73	$1,146	$1,206	$ 73	$1,279	$ 834	$1,115	$858	$731
Allowance to non-performing loans at the end of the period	60%	10	45%	61%	11%	48%	82%	41%	118%	338%
Allowance to total loans outstanding at the end of the period	0.88%	0.30	0.78%	0.93%	0.28%	0.83%	0.60%	0.74%	0.52%	0.53%
Net (charge-offs) recoveries to average loans outstanding during the period	N/A	N/A	(0.15)%	0.01%	0.00%	0.01%	(0.11)%	0.01%	(0.01)%	(0.01)%

Source: Polonia Bancorp's prospectus.

EXHIBIT I-7

Polonia Bancorp, Inc.
Interest Rate Risk Analysis

Exhibit I-7
Polonia Bancorp, Inc.
Interest Rate Risk Analysis

Basis Point ("bp") Change in Rates	Estimated Net Portfolio Value			Net Portfolio Value as % of Portfolio Value of Assets	
	$ Amount	$ Change	% Change	NPV Ratio	Change (bp)
	(Dollars in thousands)				
300	$ 23,558	$ (13,178)	(36.00)%	9.53%	(405)
200	30,507	(6,230)	(17.00)	11.89	(170)
100	35,004	(1,732)	(5.00)	13.24	(35)
0	36,737	—	—	13.58	—
(100)	37,101	364	1.00	13.53	(5)

Source: Polonia Bancorp's prospectus.

EXHIBIT I-8

Polonia Bancorp, Inc.
Fixed and Adjustable Rate Loans

Exhibit I-8
Polonia Bancorp, Inc.
Fixed and Adjustable Rate Loans

	Fixed-rates	Floating or Adjustable Rates	Total
		(In thousands)	
At March 31, 2012			
One- to four-family residential real estate	$ 106,174	$ —	$ 106,174
Multi-family and commercial real estate	7,241	—	7,241
Home equity and lines of credit	1,596	1,699	3,295
Consumer	2,435	—	2,435
Covered loans	8,908	13,438	22,346
Total	$ 126,354	$ 15,137	$ 141,491
At December 31, 2011			
One- to four-family residential real estate	$ 111,206	$ —	$ 111,206
Multi-family and commercial real estate	9,133	—	9,133
Home equity and lines of credit	1,520	1,767	3,287
Consumer	2,527	—	2,527
Covered loans	9,543	13,813	23,356
Total	$ 133,929	$ 15,580	$ 149,509

Source: Polonia Bancorp's prospectus.

EXHIBIT I-9

Polonia Bancorp, Inc.
Loan Portfolio Composition

Exhibit I-9
Polonia Bancorp, Inc.
Loan Portfolio Composition

	At March 31, 2012		At December 31,									
			2011		2010		2009		2008		2007	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
						(Dollars in thousands)						
Real estate loans:												
One- to four-family	$ 106,267	72.49%	$111,272	71.82%	$119,085	69.40%	$131,571	86.84%	$144,508	87.68%	$120,774	87.42%
Multi-family and commercial real estate	7,554	5.15	9,439	6.09	10,272	5.99	10,214	6.74	12,020	7.29	9,803	7.09
Home equity loans	2,883	1.97	2,818	1.82	2,918	1.70	3,372	2.23	4,172	2.53	4,343	3.14
Home equity lines of credit	1,699	1.16	1,767	1.14	2,023	1.18	3,036	2.00	1,361	0.83	980	0.71
Total real estate loans:	118,403	80.77	125,296	80.87	134,298	78.27	148,193	97.81	162,061	98.33	135,900	98.36
Consumer:												
Education	2,804	1.91	2,885	1.86	3,179	1.85	3,281	2.17	2,690	1.63	2,170	1.57
Other consumer	973	.66	1,032	0.67	1,300	0.76	33	0.02	60	0.04	90	0.07
Total consumer loans	3,777	2.57	3,917	2.53	4,479	2.61	3,314	2.19	2,750	1.67	2,260	1.64
Total loans excluding covered loans	122,180	83.34	129,313	83.40	138,777	80.88	151,507	100.00	164,811	100.00	138,160	100.00
Covered loans	24,417	16.66	25,708	16.60	32,808	19.12	—	—	—	—	—	—
Total loans	146,597	100.00%	154,921	100.00%	171,585	100.00%	151,507	100.00%	164,811	100.00%	138,160	100.00%
Net deferred loan fees	(280)		(290)		(278)		(215)		(195)		(149)	
Allowance for loan losses on non-covered loans	(1,073)		(1,206)		(834)		(1,115)		(857)		(731)	
Allowance for loan losses on covered loans	(73)		(73)		—		—		—		—	
Loans, net	$ 145,171		$153,352		$170,473		$150,177		$163,759		$137,280	

Source: Polonia Bancorp's prospectus.

EXHIBIT I-10

Polonia Bancorp, Inc.
Contractual Maturity by Loan Type

Exhibit I-10
Polonia Bancorp, Inc.
Contractual Maturity by Loan Type

	One Year or Less	More than one year to five years	More than five years	Total
		(In thousands)		
At March 31, 2012				
One- to four-family residential real estate	$ 93	$ 2,185	$ 103,989	$ 106,267
Multi-family and commercial real estate	313	901	6,340	7,554
Home equity and lines of credit	1,287	434	2,861	4,582
Consumer	1,342	521	1,914	3,777
Covered loans	2,071	3,950	18,396	24,417
Total	$ 5,106	$ 7,991	$ 133,500	$ 146,597
At December 31, 2011				
One- to four-family residential real estate	$ 66	$ 2,207	$ 108,999	$ 111,272
Multi-family and commercial real estate	306	925	8,208	9,439
Home equity and lines of credit	1,298	459	2,828	4,585
Consumer	1,390	536	1,991	3,917
Covered loans	2,352	3,891	19,465	25,708
Total	$ 5,412	$ 8,018	$ 141,491	$ 154,921

Source: Polonia Bancorp's prospectus.

EXHIBIT I-11

Polonia Bancorp, Inc.
Non-Performing Assets

Exhibit I-11
Polonia Bancorp, Inc.
Non-Performing Assets

	At March 31,	At December 31,				
	2012	2011	2010	2009	2008	2007
			(Dollars in thousands)			
Non-accrual non-covered loans:						
One- to four-family	$ 918	$ 964	$ 749	$ 1,169	$ 705	$ 179
Multi-family and commercial real estate	561	649	—	—	—	—
Home equity loans and lines of credit	55	55	47	1,532	—	—
Consumer	249	296	226	41	24	37
Total non-performing non-covered loans	1,783	1,964	1,022	2,742	729	216
Non-accrual covered loans:						
One- to four-family	682	501	305	—	—	—
Multi-family and commercial real estate	70	179	179	—	—	—
Commercial	—	—	596	—	—	—
Total non-performing covered loans	752	680	1,080	—	—	—
Total non-performing loans	2,535	2,644	2,102	2,742	729	216
Real estate owned	352	83	314	—	—	—
Total non-performing assets	2,887	2,727	2,416	2,742	729	216
Troubled debt restructurings (1)	1,703	1,714	—	—	—	—
Troubled debt restructurings and total non-performing assets	$ 4,590	$ 4,441	$ 2,416	$ 2,742	$ 729	$ 216
Total non-performing loans to total loans	1.73%	1.71%	1.23%	1.81%	0.44%	0.16%
Total non-performing loans to total assets	0.98%	1.00%	0.70%	1.26%	0.33%	0.11%
Total non-performing assets and troubled debt restructurings to total assets	1.77%	1.68%	0.81%	1.26%	0.33%	0.11%

(1) Troubled debt restructurings do not include troubled debt restructurings that remain on non-accrual status and are included in non-accrual loans above.

Source: Polonia Bancorp's prospectus.

EXHIBIT I-12

Polonia Bancorp, Inc.
Deposit Composition

Exhibit I-12
Polonia Bancorp, Inc.
Deposit Composition

	At March 31, 2012		At December 31, 2011		2010		2009	
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)							
Noninterest-bearing accounts.....	$ 6,416	3.16%	$ 6,645	3.27%	$ 8,806	3.68%	$ 5,650	3.44%
Interest-bearing accounts	16,222	7.98	15,721	7.75	14,767	6.16	11,118	6.77
Money market	42,737	21.03	43,656	21.50	56,769	23.70	32,859	20.01
Savings accounts	29.516	14.53	30,235	14.89	29,523	12.32	29,088	17.71
Time deposits	108,284	53.30	106,759	52.59	129,840	54.14	85,492	52.07
Total	$203,175	100.00%	$ 203,016	100.00%	$ 239,706	100.00%	$ 164,207	100.00%

Source: Polonia Bancorp's prospectus.

EXHIBIT I-13

Polonia Bancorp, Inc.
Maturity of Time Deposits

Exhibit I-13
Polonia Bancorp, Inc.
Maturity of Time Deposits

	Amount Due						
	One Year or Less	More Than One Year to Two Years	More Than Two Years to Three Years	More Than Three Years to Four Years	More Than Four Years	Total	Percent of Total Time Deposits
	(Dollars in thousands)						
0.01 – 0.99%	$ 25,539	$ 1,270	$ —	$ —	$ —	$ 26,809	24.76%
1.00 – 1.99%	28,104	8,053	4,355	611	12,648	53,771	49.66
2.00 – 3.99%	2,149	2,992	1,390	3,670	11,494	21,695	20.03
4.00 – 5.99%	4,699	1,310	—	—	—	6,009	5.55
Total	$ 60,491	$ 13,625	$ 5,745	$ 4,281	$ 24,142	$ 108,284	100.00%

Source: Polonia Bancorp's prospectus.

EXHIBIT I-14

Polonia Bancorp, Inc.
Borrowing Activity

Exhibit I-14
Polonia Bancorp, Inc.
Borrowing Activity

	Three Months Ended March 31,		At or For the Year Ended December 31,		
	2012	2011	2011	2010	2009
			(Dollars in thousands)		
Maximum amount of advances outstanding at any month end during the period:					
FHLB advances	$ 26,043	$ 31,567	$ 36,473	$ 30,429	$ 26,474
Average advances outstanding during the period:					
FHLB advances	$ 26,377	$ 27,398	$ 31,135	$ 28,757	$ 24,040
Weighted average interest rate during the period:					
FHLB advances	2.84%	2.78%	2.62%	2.85%	3.17%
Balance outstanding at end of period:					
FHLB advances	$ 25,946	$ 31,520	$ 31,091	$ 28,426	$ 26,474
Weighted average interest rate at end of period:					
FHLB advances	2.82%	2.44%	2.62%	2.80%	2.97%

Source: Polonia Bancorp's prospectus.

EXHIBIT II-1

Polonia Bancorp, Inc.
Description of Office Properties

Exhibit II-1
Polonia Bancorp, Inc.
Description of Office Properties

We conduct our business through our main office and six branch offices in Montgomery and Philadelphia counties, Pennsylvania. We currently own all of our branch offices and of the three former Earthstar Bank branches continuing as branches of Polonia Bank, we expect to own two and lease one.

Source: Polonia Bancorp's prospectus.

EXHIBIT II-2

Historical Interest Rates

Exhibit II-2
Historical Interest Rates(1)

Year/Qtr. Ended	Prime Rate	90 Day T-Bill	One Year T-Bill	10 Year T-Bond
2000: Quarter 1	9.00%	5.88%	6.28%	6.03%
Quarter 2	9.50%	5.88%	6.08%	6.03%
Quarter 3	9.50%	6.23%	6.07%	5.80%
Quarter 4	9.50%	5.89%	5.32%	5.12%
2001: Quarter 1	8.00%	4.30%	4.09%	4.93%
Quarter 2	6.75%	3.65%	3.72%	5.42%
Quarter 3	6.00%	2.40%	2.49%	4.60%
Quarter 4	4.75%	1.74%	2.17%	5.07%
2002: Quarter 1	4.75%	1.79%	2.70%	5.42%
Quarter 2	4.75%	1.70%	2.06%	4.86%
Quarter 3	4.75%	1.57%	1.53%	3.63%
Quarter 4	4.25%	1.22%	1.32%	3.83%
2003: Quarter 1	4.25%	1.14%	1.19%	3.83%
Quarter 2	4.00%	0.90%	1.09%	3.54%
Quarter 3	4.00%	0.95%	1.15%	3.96%
Quarter 4	4.00%	0.95%	1.26%	4.27%
2004: Quarter 1	4.00%	0.95%	1.20%	3.86%
Quarter 2	4.00%	1.33%	2.09%	4.62%
Quarter 3	4.75%	1.70%	2.16%	4.12%
Quarter 4	5.25%	2.22%	2.75%	4.24%
2005: Quarter 1	5.75%	2.80%	3.43%	4.51%
Quarter 2	6.00%	3.12%	3.51%	3.98%
Quarter 3	6.75%	3.55%	4.01%	4.34%
Quarter 4	7.25%	4.08%	4.38%	4.39%
2006: Quarter 1	7.75%	4.63%	4.82%	4.86%
Quarter 2	8.25%	5.01%	5.21%	5.15%
Quarter 3	8.25%	4.88%	4.91%	4.64%
Quarter 4	8.25%	5.02%	5.00%	4.71%
2007: Quarter 1	8.25%	5.04%	4.90%	4.65%
Quarter 2	8.25%	4.82%	4.91%	5.03%
Quarter 3	7.75%	3.82%	4.05%	4.59%
Quarter 4	7.25%	3.36%	3.34%	3.91%
2008: Quarter 1	5.25%	1.38%	1.55%	3.45%
Quarter 2	5.00%	1.90%	2.36%	3.99%
Quarter 3	5.00%	0.92%	1.78%	3.85%
Quarter 4	3.25%	0.11%	0.37%	2.25%
2009: Quarter 1	3.25%	0.21%	0.57%	2.71%
Quarter 2	3.25%	0.19%	0.56%	3.53%
Quarter 3	3.25%	0.14%	0.40%	3.31%
Quarter 4	3.25%	0.06%	0.47%	3.85%
2010: Quarter 1	3.25%	0.16%	0.41%	3.84%
Quarter 2	3.25%	0.18%	0.32%	2.97%
Quarter 3	3.25%	0.18%	0.32%	2.97%
Quarter 4	3.25%	0.12%	0.29%	3.30%
2011: Quarter 1	3.25%	0.09%	0.30%	3.47%
Quarter 2	3.25%	0.03%	0.19%	3.18%
Quarter 3	3.25%	0.02%	0.13%	1.92%
Quarter 4	3.25%	0.02%	0.12%	1.89%
2012: Quarter 1	3.25%	0.07%	0.19%	2.23%
As of May 4, 2012	3.25%	0.07%	0.18%	1.91%

(1) End of period data.

Sources: Federal Reserve and The Wall Street Journal.

EXHIBIT III-1

General Characteristics of Publicly-Traded Institutions

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
May 4, 2012

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat(1)	Total Assets(2) ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
California Companies										
BOFI	Bofi Holding, Inc. Of CA (3)	NASDAQ	San Diego, CA	Thrift	2,226	1	06-30	03/05	18.35	210
PROV	Provident Fin. Holdings of CA (3)	NASDAQ	Riverside, CA	M.B.	1,301 S	14	06-30	06/96	10.85	120
BANC	First PacTrust Bancorp of CA (3)	NASDAQ	Chula Vista, CA	Thrift	1,001	9	12-31	08/02	10.97	128
KFFG	Kaiser Federal Fin Group of CA (3)	NASDAQ	Covina, CA	Thrift	933	9	06-30	11/10	13.89	133
BYFC	Broadway Financial Corp. of CA (3)	NASDAQ	Los Angeles, CA	Thrift	418	5	12-31	01/96	1.49	3
Florida Companies										
BBX	BankAtlantic Bancorp Inc of FL (3)	NYSE	FortLauderdaleFL	M.B.	3,758 S	101	12-31	11/83	5.06	79
Mid-Atlantic Companies										
HCBK	Hudson City Bancorp, Inc of NJ (3)	NASDAQ	Paramus, NJ	Thrift	45,404	135	12-31	06/05	6.77	3,575
NYB	New York Community Bcrp of NY (3)	NYSE	Westbury, NY	Thrift	42,025	281	12-31	11/93	12.90	5,665
AF	Astoria Financial Corp. of NY (3)	NYSE	Lake Success, NY	Thrift	17,022	85	12-31	11/93	9.28	914
ISBC	Investors Bcrp MHC of NJ(42.5)	NASDAQ	Short Hills, NJ	Thrift	10,795	83	06-30	10/05	15.14	1,694
NWBI	Northwest Bancshares Inc of PA (3)	NASDAQ	Warren, PA	Thrift	7,966	172	06-30	12/09	12.03	1,174
PFS	Provident Fin. Serv. Inc of NJ (3)	NYSE	Jersey City, NJ	Thrift	7,123	83	12-31	01/03	14.36	864
BNCL	Beneficial Mut MHC of PA(43.3)	NASDAQ	Philadelphia, PA	Thrift	4,592	65	12-31	07/07	8.54	685
WSFS	WSFS Financial Corp. of DE (3)	NASDAQ	Wilmington, DE	Div.	4,302	38	12-31	11/86	39.02	340
FFIC	Flushing Fin. Corp. of NY (3)	NASDAQ	Lake Success, NY	Thrift	4,290	19	12-31	11/95	13.21	408
TRST	TrustCo Bank Corp NY of NY (3)	NASDAQ	Glenville, NY	Thrift	4,249	133	12-31	/	5.30	496
DCOM	Dime Community Bancshars of NY (3)	NASDAQ	Brooklyn, NY	Thrift	4,028	25	12-31	06/96	13.16	463
PBNY	Provident NY Bncrp, Inc. of NY (3)	NASDAQ	Montebello, NY	Thrift	3,085	37	09-30	01/04	7.95	301
KRNY	Kearny Fin Cp MHC of NJ (25.0)	NASDAQ	Fairfield, NJ	Thrift	2,858	40	06-30	02/05	9.29	622
ORIT	Oritani Financial Corp of NJ (3)	NASDAQ	Twnship of WA NJ	Thrift	2,602	23	06-30	06/10	14.26	648
NFBK	Northfield Bcp MHC of NY(41.8)	NASDAQ	Avenel, NY	Thrift	2,370	19	12-31	11/07	13.44	543
OCFC	OceanFirst Fin. Corp of NJ (3)	NASDAQ	Toms River, NJ	Thrift	2,302	23	12-31	07/96	14.49	269
ESBF	ESB Financial Corp. of PA (3)	NASDAQ	Ellwood City, PA	Thrift	1,965	24	12-31	06/90	13.09	191
ROMA	Roma Fin Corp MHC of NJ (25.5)	NASDAQ	Robbinsville, NJ	Thrift	1,888	27	12-31	07/06	8.94	271
CSBK	Clifton Svg Bp MHC of NJ(35.8)	NASDAQ	Clifton, NJ	Thrift	1,117	12	03-31	03/04	9.88	258
ESSA	ESSA Bancorp, Inc. of PA (3)	NASDAQ	Stroudsburg, PA	Thrift	1,097	18	09-30	04/07	9.84	117
CBNJ	Cape Bancorp, Inc. of NJ (3)	NASDAQ	Cape My Ct Hs,NJ	Thrift	1,071	17	12-31	02/08	7.68	102
BFED	Beacon Federal Bancorp of NY (3)	NASDAQ	East Syracuse NY	Thrift	1,027	8	12-31	10/07	13.15	81
OSHC	Ocean Shore Holding Co. of NJ (3)	NASDAQ	Ocean City, NJ	Thrift	995	10	12-31	12/09	11.90	86
FXCB	Fox Chase Bancorp, Inc. of PA (3)	NASDAQ	Hatboro, PA	Thrift	994	11	12-31	06/10	13.06	167
SVBI	Severn Bancorp, Inc. of MD (3)	NASDAQ	Annapolis, MD	Thrift	901	4	12-31	/	3.06	31
HARL	Harleysville Svgs Fin Cp of PA (3)	NASDAQ	Harleysville, PA	Thrift	833	8	09-30	08/87	17.60	66
THRD	TF Fin. Corp. of Newtown PA (3)	NASDAQ	Newtown, PA	Thrift	682	14	12-31	07/94	24.88	71
CARV	Carver Bancorp, Inc. of NY (3)	NASDAQ	New York, NY	Thrift	671	9	03-31	10/94	4.99	18
MLVF	Malvern Fed Bncp MHC PA(44.5)	NASDAQ	Paoli, PA	Thrift	666	9	09-30	05/08	8.46	52
FSBI	Fidelity Bancorp, Inc. of PA (3)	NASDAQ	Pittsburgh, PA	Thrift	661	13	09-30	06/88	11.47	35
ONFC	Oneida Financial Corp. of NY (3)	NASDAQ	Oneida, NY	Thrift	656	13	12-31	07/10	10.69	73
COBK	Colonial Financial Serv. of NJ (3)	NASDAQ	Bridgeton, NJ	Thrift	604	9	12-31	07/10	12.88	51
GCBC	Green Co Bcrp MHC of NY (44.4)	NASDAQ	Catskill, NY	Thrift	562	14	06-30	12/98	17.99	75
MGYR	Magyar Bancorp MHC of NJ(44.7)	NASDAQ	NW Brunswick, NJ	Thrift	528	6	09-30	01/06	4.50	26
PBIP	Prudential Bncp MHC PA (25.4)	NASDAQ	Philadelphia, PA	Thrift	501	7	09-30	03/05	5.48	55
NECB	NE Comm Bncrp MHC of NY (43.2)	NASDAQ	White Plains, NY	Thrift	489	7	12-31	07/06	5.56	70
LSBK	Lake Shore Bnp MHC of NY(38.8)	NASDAQ	Dunkirk, NY	Thrift	489	10	12-31	04/06	10.10	60
ALLB	Alliance Bancorp, Inc. of PA (3)	NASDAQ	Broomall, PA	Thrift	470	9	12-31	01/11	11.65	64
PBHC	Pathfinder BC MHC of NY (36.3)	NASDAQ	Oswego, NY	Thrift	443	14	12-31	11/95	9.45	25
STND	Standard Financial Corp. of PA (3)	NASDAQ	Monroeville, PA	Thrift	437	12	09-30	10/10	16.75	57
WSB	WSB Holdings, Inc. of Bowie MD (3)	NASDAQ	Bowie, MD	Thrift	385	5	12-31	08/88	3.50	28
OBAF	OBA Financial Serv. Inc of MD (3)	NASDAQ	Germantown, MD	Thrift	379	5	06-30	01/10	15.15	63
MSBF	MSB Fin Corp MHC of NJ (40.3)	NASDAQ	Millington, NJ	Thrift	350	5	06-30	01/07	6.00	31
FFCO	FedFirst Financial Corp of PA (3)	NASDAQ	Monessen, PA	Thrift	330	9	12-31	09/10	14.30	42
CMSB	CMS Bancorp Inc of W Plains NY (3)	NASDAQ	White Plains, NY	Thrift	260	6	09-30	04/07	7.40	14
WVFC	WVS Financial Corp. of PA (3)	NASDAQ	Pittsburgh, PA	Thrift	254	6	06-30	11/93	7.54	16

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
May 4, 2012

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat(1)	Total Assets(2) ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
FBC	Flagstar Bancorp, Inc. of MI (3)	NYSE	Troy, MI	Thrift	13,767 S	176	12-31	04/97	0.94	524
TFSL	TFS Fin Corp MHC of OH (26.4)	NASDAQ	Cleveland, OH	Thrift	11,059	39	09-30	04/07	9.51	2,938
CFFN	Capitol Federal Fin Inc. of KS (3)	NASDAQ	Topeka, KS	Thrift	9,326 S	47	09-30	12/10	11.90	1,967
BKMU	Bank Mutual Corp of WI (3)	NASDAQ	Milwaukee, WI	Thrift	2,498	80	12-31	10/03	3.72	172
FDEF	First Defiance Fin. Corp of OH (3)	NASDAQ	Defiance, OH	Thrift	2,069	33	12-31	10/95	15.85	154
UCFC	United Community Fin. of OH (3)	NASDAQ	Youngstown, OH	Thrift	2,031	38	12-31	07/98	1.70	55
WSBF	Waterstone Fin MHC of WI(26.2)	NASDAQ	Wauwatosa, WI	Thrift	1,713	10	12-31	10/05	3.01	94
BFIN	BankFinancial Corp. of IL (3)	NASDAQ	Burr Ridge, IL	Thrift	1,564	21	12-31	06/05	6.98	147
PULB	Pulaski Fin Cp of St. Louis MO (3)	NASDAQ	St. Louis, MO	Thrift	1,400	12	09-30	12/98	7.44	84
CASH	Meta Financial Group of IA (3)	NASDAQ	Storm Lake, IA	Thrift	1,359	12	09-30	09/93	20.51	65
HFFC	HF Financial Corp. of SD (3)	NASDAQ	Sioux Falls, SD	Thrift	1,239	33	06-30	04/92	12.10	85
NASB	NASB Fin, Inc. of Grandview MO (3)	NASDAQ	Grandview, MO	Thrift	1,206	9	09-30	09/85	17.90	141
CITZ	CFS Bancorp, Inc of Munster IN (3)	NASDAQ	Munster, IN	Thrift	1,149	22	12-31	07/98	5.30	58
HFBC	HopFed Bancorp, Inc. of KY (3)	NASDAQ	Hopkinsville, KY	Thrift	1,041	18	12-31	02/98	7.20	54
PVFC	PVF Capital Corp. of Solon OH (3)	NASDAQ	Solon, OH	R.E.	797	18	06-30	12/92	2.13	55
HMNF	HMN Financial, Inc. of MN (3)	NASDAQ	Rochester, MN	Thrift	790	15	12-31	06/94	3.05	13
CHEV	Cheviot Financial Corp. of OH (3)	NASDAQ	Cincinnati, OH	Thrift	632 P	6	12-31	01/12	8.78	67
FCLF	First Clover Leaf Fin Cp of IL (3)	NASDAQ	Edwardsville, IL	Thrift	563	4	12-31	07/06	5.93	46
FSFG	First Savings Fin. Grp. of IN (3)	NASDAQ	Clarksville, IN	Thrift	542	12	09-30	12/08	18.25	43
CZWI	Citizens Comm Bncorp Inc of WI (3)	NASDAQ	Eau Claire, WI	Thrift	531	27	09-30	11/06	6.18	32
IROQ	IF Bancorp, Inc. of IL (3)	NASDAQ	Watseka, IL	Thrift	482	5	06-30	07/11	12.30	59
LPSB	LaPorte Bancrp MHC of IN(45.0)	NASDAQ	La Porte, IN	Thrift	477	8	12-31	10/07	8.60	40
UCBA	United Comm Bncp MHC IN (40.7)	NASDAQ	Lawrenceburg, IN	Thrift	467	9	06-30	03/06	5.94	47
FCAP	First Capital, Inc. of IN (3)	NASDAQ	Corydon, IN	Thrift	439	13	12-31	01/99	21.00	59
WAYN	Wayne Savings Bancshares of OH (3)	NASDAQ	Wooster, OH	Thrift	410	11	03-31	01/03	8.67	26
RIVR	River Valley Bancorp of IN (3)	NASDAQ	Madison, IN	Thrift	407	10	12-31	12/96	15.80	24
LSBI	LSB Fin. Corp. of Lafayette IN (3)	NASDAQ	Lafayette, IN	Thrift	364	5	12-31	02/95	17.02	26
JXSB	Jacksonville Bancorp Inc of IL (3)	NASDAQ	Jacksonville, IL	Thrift	307	7	12-31	07/10	16.45	32
WBKC	Wolverine Bancorp, Inc. of MI (3)	NASDAQ	Midland, MI	Thrift	294	5	12-31	01/11	15.98	40
KFFB	KY Fst Fed Bp MHC of KY (38.9)	NASDAQ	Hazard, KY	Thrift	236	4	06-30	03/05	8.50	66
FFNM	First Fed of N. Michigan of MI (3)	NASDAQ	Alpena, MI	Thrift	217	8	12-31	04/05	3.75	11
FBSI	First Bancshares, Inc. of MO (3)	NASDAQ	Mntn Grove, MO	Thrift	198	11	06-30	12/93	6.00	9
CFBK	Central Federal Corp. of OH (3)	NASDAQ	Fairlawn, OH	Thrift	50	4	12-31	12/98	2.00	2
New England Companies										
PBCT	Peoples United Financial of CT (3)	NASDAQ	Bridgeport, CT	Div.	27,568	340	12-31	04/07	12.19	4,307
BHLB	Berkshire Hills Bancorp of MA (3)	NASDAQ	Pittsfield, MA	Thrift	3,999	44	12-31	06/00	22.32	473
BRKL	Brookline Bancorp, Inc. of MA (3)	NASDAQ	Brookline, MA	Thrift	3,299	20	12-31	07/02	8.88	623
EBSB	Meridian Fn Serv MHC MA (40.8)	NASDAQ	East Boston, MA	Thrift	1,974	25	12-31	01/08	13.08	290
RCKB	Rockville Fin New, Inc. of CT (3)	NASDAQ	Vrn Rockville CT	Thrift	1,712	22	12-31	03/11	11.46	331
UBNK	United Financial Bncrp of MA (3)	NASDAQ	W Springfield MA	Thrift	1,624	24	12-31	12/07	16.05	250
FBNK	First Connecticut Bncorp of CT (3)	NASDAQ	Farmington, CT	Thrift	1,618	19	12-31	06/11	12.85	230
WFD	Westfield Fin. Inc. of MA (3)	NASDAQ	Westfield, MA	Thrift	1,248 S	11	12-31	01/07	7.24	193
HIFS	Hingham Inst. for Sav. of MA (3)	NASDAQ	Hingham, MA	Thrift	1,127	10	12-31	12/88	57.02	121
NHTB	NH Thrift Bancshares of NH (3)	NASDAQ	Newport, NH	Thrift	1,042	27	12-31	05/86	12.79	75
SIFI	SI Financial Group, Inc. of CT (3)	NASDAQ	Willimantic, CT	Thrift	955	21	12-31	01/11	11.51	122
BLMT	BSB Bancorp, Inc. of MA (3)	NASDAQ	Belmont, MA	Thrift	669	4	12-31	10/11	12.24	112
CBNK	Chicopee Bancorp, Inc. of MA (3)	NASDAQ	Chicopee, MA	Thrift	603	8	12-31	07/06	14.61	82
NVSL	Naugatuck Valley Fin Crp of CT (3)	NASDAQ	Naugatuck, CT	Thrift	573	10	12-31	06/11	7.51	53
HBNK	Hampden Bancorp, Inc. of MA (3)	NASDAQ	Springfield, MA	Thrift	566	9	06-30	01/07	12.40	75
PEOP	Peoples Fed Bancshrs Inc of MA (3)	NASDAQ	Brighton, MA	Thrift	565	6	09-30	07/10	16.50	115
CEBK	Central Bncrp of Somerville MA (3)	NASDAQ	Somerville, MA	Thrift	521	11	03-31	10/86	30.27	51
PSBH	PSB Hldgs Inc MHC of CT (42.9)	NASDAQ	Putnam, CT	Thrift	470	8	06-30	10/04	4.62	30
NFSB	Newport Bancorp, Inc. of RI (3)	NASDAQ	Newport, RI	Thrift	454	6	12-31	07/06	13.65	48
WEBK	Wellesley Bancorp, Inc. of MA (3)	NASDAQ	Wellesley, MA	Thrift	293 P	2	12-31	01/12	13.58	33
MFLR	Mayflower Bancorp, Inc. of MA (3)	NASDAQ	Middleboro, MA	Thrift	248	8	04-30	12/87	9.68	20
North-West Companies										
WAFD	Washington Federal, Inc. of WA (3)	NASDAQ	Seattle, WA	Thrift	13,441 S	163	09-30	11/82	17.65	1,886
HMST	HomeStreet, Inc. of WA (3)	NASDAQ	Seattle, WA	Undefined	4,880 P	21	12-31	/	33.85	242
FFNW	First Fin NW, Inc of Renton WA (3)	NASDAQ	Renton, WA	Thrift	1,059	1	12-31	10/07	7.99	150

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
May 4, 2012

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat(1)	Total Assets(2) ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
North-West Companies (continued)										
RVSB	Riverview Bancorp, Inc. of WA (3)	NASDAQ	Vancouver, WA	Thrift	862	17	03-31	10/97	1.57	35
TSBK	Timberland Bancorp, Inc. of WA (3)	NASDAQ	Hoquiam, WA	Thrift	736	22	09-30	01/98	4.92	35
ANCB	Anchor Bancorp of Aberdeen, WA (3)	NASDAQ	Aberdeen, WA	Thrift	486	15	06-30	01/11	11.10	28
South-East Companies										
CHFN	Charter Fin Corp MHC GA (38.4)	NASDAQ	West Point, GA	Thrift	1,117	17	09-30	09/10	8.90	164
HBOS	Heritage Fin Group, Inc of GA (3)	NASDAQ	Albany, GA	Thrift	1,084	16	12-31	11/10	11.39	99
FRNK	Franklin Financial Corp. of VA (3)	NASDAQ	Glen Allen, VA	Thrift	1,081	9	09-30	04/11	14.49	207
CSBC	Citizens South Bnkg Corp of NC (3)	NASDAQ	Gastonia, NC	Thrift	1,080	21	12-31	10/02	4.88	56
HBCP	Home Bancorp Inc. Lafayette LA (3)	NASDAQ	Lafayette, LA	Thrift	964	18	12-31	10/08	17.40	135
ASBB	ASB Bancorp, Inc. of NC (3)	NASDAQ	Asheville, MA	Thrift	791	13	12-31	10/11	13.89	78
ACFC	Atlantic Coast Fin. Corp of GA (3)	NASDAQ	Waycross, GA	Thrift	789	12	12-31	02/11	2.25	6
FFBH	First Fed. Bancshares of AR (3)	NASDAQ	Harrison, AR	Thrift	601 S	18	12-31	05/96	8.61	166
JFBI	Jefferson Bancshares Inc of TN (3)	NASDAQ	Morristown, TN	Thrift	530	12	06-30	07/03	2.04	14
CFFC	Community Fin. Corp. of VA (3)	NASDAQ	Staunton, VA	Thrift	510	11	03-31	03/88	3.60	16
OFED	Oconee Fed Fn Cp MHC SC (35.0)	NASDAQ	Seneca, SC	Thrift	376	5	06-30	01/11	12.02	76
PBSK	Poage Bankshares, Inc. of KY (3)	NASDAQ	Ashland, KY	Thrift	319	6	09-30	09/11	11.90	40
LABC	Louisiana Bancorp, Inc. of LA (3)	NASDAQ	Metairie, LA	Thrift	311	3	12-31	07/07	16.05	52
AFCB	Athens Bancshares, Inc. of TN (3)	NASDAQ	Athens, TN	Thrift	284	7	12-31	01/10	14.50	39
HFBL	Home Federal Bancorp Inc of LA (3)	NASDAQ	Shreveport, LA	Thrift	252	5	06-30	12/10	14.54	44
SIBC	State Investors Bancorp of LA (3)	NASDAQ	Metairie, LA	Thrift	250	4	12-31	07/11	12.36	36
South-West Companies										
OABC	OmniAmerican Bancorp Inc of TX (3)	NASDAQ	Port Worth, TX	Thrift	1,336	16	12-31	01/10	20.10	225
SPBC	SP Bancorp, Inc. of Plano, TX (3)	NASDAQ	Plano, TX	Thrift	273	8	12-31	11/10	11.95	21
Western Companies (Excl CA)										
TBNK	Territorial Bancorp, Inc of HI (3)	NASDAQ	Honolulu, HI	Thrift	1,538	25	12-31	07/09	21.25	234
EBMT	Eagle Bancorp Montanta of MT (3)	NASDAQ	Helena, MT	Thrift	332	6	06-30	04/10	10.06	39
Other Areas										

NOTES: (1) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified, and Ret.=Retail Banking.
(2) Most recent quarter end available (E=Estimated, and P=Pro Forma)

Source: SNL Financial, LC.

Date of Last Update: 05/04/12

EXHIBIT III-2

Public Market Pricing of Mid-Atlantic Thrift Institutions

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit III-2
Market Pricing Comparatives
Prices As of May 4, 2012

	Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Market Value ($Mil)	Per Share Data: Core 12-Mth EPS(2) ($)	Per Share Data: Book Value/ Share ($)	Pricing Ratios(3): P/E (x)	Pricing Ratios(3): P/B (%)	Pricing Ratios(3): P/A (%)	Pricing Ratios(3): P/TB (%)	Pricing Ratios(3): P/CORE (x)	Dividends(4): Amount/ Share ($)	Dividends(4): Yield (%)	Dividends(4): Payout Ratio(5) (%)	Financial Characteristics(6): Total Assets ($Mil)	Equity/ Assets (%)	Tng Eq/ Assets (%)	NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
	All Public Companies	11.64	270.08	0.09	13.63	20.07	85.00	10.78	91.68	20.32	0.21	1.72	24.35	2,601	12.67	12.02	3.57	0.20	1.28	0.12	0.43
	Special Selection Grouping(8)	11.44	398.08	0.42	12.52	18.57	94.27	11.26	104.13	18.75	0.25	2.11	31.87	4,056	12.43	11.58	3.25	0.40	4.14	0.41	4.23
	Comparable Group																				
	Special Comparative Group(8)																				
ALLB	Alliance Bancorp, Inc. of PA	11.65	63.77	0.22	15.16	NM	76.85	13.58	76.85	NM	0.20	1.72	NM	470	17.68	17.68	3.71	0.25	1.48	0.26	1.55
AF	Astoria Financial Corp. of NY	9.28	913.54	0.66	12.71	13.65	73.01	5.37	85.69	14.06	0.16	1.72	23.53	17,022	7.35	6.33	2.96	0.39	5.30	0.37	5.14
BFED	Beacon Federal Bancorp of NY	13.15	81.44	1.30	18.10	14.14	72.65	7.93	72.65	10.12	0.28	2.13	30.11	1,027	10.92	10.92	4.44	0.55	5.14	0.77	7.19
BNCL	Beneficial Mut MHC of PA(43.3)	8.54	307.96	0.18	7.85	NM	108.79	14.90	135.56	NM	0.00	0.00	0.00	4,596	13.70	11.30	2.67	0.24	1.81	0.30	2.33
CMSB	CMS Bancorp Inc of W Plains NY	7.40	13.79	-0.11	11.89	NM	62.24	5.30	62.24	NM	0.00	0.00	NM	260	8.51	8.51	2.45	-0.04	-0.42	-0.08	-0.93
CBNJ	Cape Bancorp, Inc. of NJ	7.68	102.25	0.76	10.94	12.80	70.20	9.55	83.30	10.11	0.00	0.00	0.00	1,071	13.60	11.71	3.99	0.75	5.63	0.95	7.13
CARV	Carver Bancorp, Inc. of NY	4.99	18.45	-5.65	4.20	NM	118.81	2.75	118.81	NM	0.00	0.00	NM	671	9.38	9.38	14.07	-3.09	NM	-3.00	NM
CSBK	Clifton Svg Bp MHC of NJ(35.8)	9.88	94.91	0.31	7.09	30.88	139.35	23.12	139.35	31.87	0.24	2.43	NM	1,117	16.59	16.59	0.37	0.74	4.60	0.72	4.46
COBK	Colonial Financial Serv. of NJ	12.88	51.44	0.79	17.95	15.52	71.75	8.52	71.75	16.30	0.00	0.00	0.00	604	11.87	11.87	4.81	0.55	4.66	0.53	4.44
DCOM	Dime Community Bancshars of NY	13.16	462.84	1.36	10.27	9.75	128.14	11.51	151.61	9.68	0.56	4.26	41.48	4,021	8.98	7.70	1.39	1.17	13.73	1.18	13.84
ESBF	ESB Financial Corp. of PA	13.09	191.13	1.06	12.34	12.12	106.08	9.73	138.37	12.35	0.40	3.06	37.04	1,965	9.11	7.12	0.76	0.81	9.00	0.79	8.83
ESSA	ESSA Bancorp, Inc. of PA	9.84	116.85	0.40	13.60	22.88	72.35	10.65	73.16	24.60	0.20	2.03	46.51	1,097	14.72	14.58	2.15	0.47	3.13	0.43	2.91
FFCO	FedFirst Financial Corp of PA	14.30	41.64	0.23	20.18	NM	70.86	12.42	72.37	NM	0.12	0.84	40.00	335	17.54	17.23	1.03	0.26	1.47	0.20	1.13
FSBI	Fidelity Bancorp, Inc. of PA	11.47	35.19	0.44	14.52	19.44	78.99	5.32	83.97	26.07	0.08	0.70	13.56	661	7.78	7.41	3.76	0.27	3.60	0.20	2.69
FFIC	Flushing Fin. Corp. of NY	13.21	408.45	1.17	13.48	11.59	98.00	9.53	102.17	11.29	0.52	3.94	45.61	4,288	9.72	9.36	3.20	0.82	8.70	0.84	8.93
FXCB	Fox Chase Bancorp, Inc. of PA	13.06	166.57	0.34	14.76	35.30	88.48	16.40	88.48	38.41	0.16	1.23	43.24	1,016	18.53	18.53	3.37	0.44	2.34	0.41	2.15
GCBC	Green Co Bcrp MHC of NY (44.4)	17.99	32.63	1.34	12.15	13.33	148.07	13.40	148.07	13.43	0.70	3.89	51.85	560	9.05	9.05	1.35	1.02	11.68	1.01	11.59
HARL	Harleysville Svgs Fin Cp of PA	17.60	66.37	1.65	15.39	11.97	114.36	7.97	114.36	10.67	0.80	4.55	54.42	833	6.97	6.97	0.43	0.65	9.87	0.73	11.07
HCBK	Hudson City Bancorp, Inc of NJ	6.77	3575.46	-0.36	8.64	NM	78.36	7.88	81.18	NM	0.32	4.73	NM	45,356	10.06	9.74	2.10	-1.40	-14.88	-0.36	-3.85
ISBC	Investors Bcrp MHC of NJ(42.5)	15.14	757.74	0.65	8.64	21.63	175.23	15.83	180.45	23.29	0.00	0.00	0.00	10,702	9.03	8.80	1.64	0.77	8.37	0.72	7.78
KRNY	Kearny Fin Cp MHC of NJ (25.0)	9.29	166.50	0.12	7.27	NM	127.79	21.73	165.01	NM	0.20	2.15	NM	2,863	17.01	13.69	NA	0.30	1.80	0.28	1.66
LSBK	Lake Shore Bnp MHC of NY(38.8)	10.10	24.72	0.67	10.77	16.29	93.78	12.28	93.78	15.07	0.28	2.77	45.16	489	13.09	13.09	0.56	0.76	6.18	0.82	6.67
MSBF	MSB Fin Corp MHC of NJ (40.3)	6.00	12.81	0.14	8.00	NM	75.00	8.73	75.00	NM	0.12	2.00	NM	350	11.63	11.63	7.94	0.20	1.75	0.20	1.75
MGYR	Magyar Bancorp MHC of NJ(44.7)	4.50	11.62	-0.13	7.68	NM	58.59	4.97	58.59	NM	0.00	0.00	NM	526	8.47	8.47	9.45	-0.07	-0.79	-0.14	-1.70
MLVF	Malvern Fed Bncp MHC PA(44.5)	8.46	23.00	-0.72	10.10	NM	83.76	7.75	83.76	NM	0.12	1.42	NM	666	9.25	9.25	3.80	-0.62	-6.75	-0.65	-7.15
NECB	NE Comm Bncrp MHC of NY (43.2)	5.56	33.09	0.19	8.47	29.26	65.64	14.37	66.75	29.26	0.12	2.16	63.16	489	21.89	21.61	7.17	0.52	2.23	0.52	2.23
NYB	New York Community Bcrp of NY	12.90	5664.83	0.96	12.67	11.83	101.82	13.48	184.02	13.44	1.00	7.75	NM	42,025	13.24	7.79	1.39	1.16	8.62	1.02	7.59
NFBK	Northfield Bcp MHC of NY(41.8)	13.44	256.45	0.48	9.47	32.00	141.92	22.84	148.18	28.00	0.24	1.79	57.14	2,377	16.09	15.52	2.81	0.73	4.32	0.83	4.94
NWBI	Northwest Bancshares Inc of PA	12.03	1174.04	0.66	11.83	18.23	101.69	14.75	119.70	18.23	0.48	3.99	72.73	7,958	14.51	12.60	2.63	0.80	5.24	0.80	5.24
OBAF	OBA Financial Serv. Inc of MD	15.15	63.28	0.13	18.18	NM	83.33	16.56	83.33	NM	0.00	0.00	0.00	382	19.88	19.88	2.39	0.13	0.63	0.14	0.69
OSHC	Ocean Shore Holding Co. of NJ	11.90	85.81	0.78	14.52	17.00	81.96	8.63	86.92	15.26	0.24	2.02	34.29	995	10.53	9.98	0.54	0.55	4.92	0.61	5.48
OCFC	OceanFirst Fin. Corp of NJ	14.49	269.43	1.01	11.66	12.94	124.27	11.70	124.27	14.35	0.48	3.31	42.86	2,302	9.42	9.42	2.76	0.92	9.89	0.83	8.91
ONFC	Oneida Financial Corp. of NY	10.69	73.07	0.81	12.86	12.29	83.13	11.01	116.07	13.20	0.48	4.49	55.17	664	13.25	9.87	0.78	0.89	6.75	0.83	6.28
ORIT	Oritani Financial Corp of NJ	14.26	648.15	0.65	11.15	22.28	127.89	24.90	127.89	21.94	0.60	4.21	NM	2,603	19.47	19.47	0.87	1.12	4.90	1.14	4.98
PBHC	Pathfinder BC MHC of NY (36.3)	9.45	8.52	0.49	9.49	13.90	99.58	5.58	117.83	19.29	0.12	1.27	17.65	443	8.54	7.74	1.40	0.42	5.19	0.31	3.74
PFS	Provident Fin. Serv. Inc of NJ	14.36	864.23	0.93	15.83	15.12	90.71	12.18	145.64	15.44	0.52	3.62	54.74	7,097	13.42	8.81	2.45	0.83	6.10	0.81	5.97
PBNY	Provident NY Bncrp, Inc. of NY	7.95	301.30	0.20	11.55	28.39	68.83	9.77	110.57	39.75	0.24	3.02	NM	3,084	14.19	9.34	2.05	0.35	2.48	0.25	1.77
PBIP	Prudential Bncp MHC PA (25.4)	5.48	16.61	0.09	5.79	NM	94.65	10.97	94.65	NM	0.00	0.00	0.00	501	11.59	11.59	3.18	0.12	1.07	0.18	1.61
ROMA	Roma Fin Corp MHC of NJ (25.5)	8.94	74.40	0.22	7.13	38.87	125.39	14.36	126.45	NM	0.32	3.58	NM	1,888	11.55	11.46	NA	0.37	3.23	0.36	3.09
SVBI	Severn Bancorp, Inc. of MD	3.06	30.81	-0.10	7.80	NM	39.23	3.42	39.43	NM	0.00	0.00	NM	901	11.76	11.73	12.71	-0.05	-0.48	-0.11	-0.95
STND	Standard Financial Corp. of PA	16.75	57.18	0.93	22.96	17.63	72.95	13.08	82.92	18.01	0.18	1.07	18.95	437	17.92	16.12	1.24	0.74	4.21	0.73	4.13
THRD	TF Fin. Corp. of Newtown PA	24.88	70.51	1.09	27.31	17.90	91.10	10.34	96.47	22.83	0.20	0.80	14.39	682	11.35	10.79	NA	0.57	5.21	0.45	4.09
TRST	TrustCo Bank Corp NY of NY	5.30	495.81	0.34	3.62	15.14	146.41	11.68	146.81	15.59	0.26	4.91	74.29	4,243	7.98	7.96	1.27	0.80	11.22	0.78	10.90
WSB	WSB Holdings, Inc. of Bowie MD	3.50	27.98	-0.02	6.79	21.88	51.55	7.27	51.55	NM	0.00	0.00	0.00	385	14.10	14.10	9.11	0.33	2.41	-0.04	-0.30
WSFS	WSFS Financial Corp. of DE	39.02	339.67	1.95	39.03	17.04	99.97	7.92	111.17	20.01	0.48	1.23	20.96	4,289	9.14	8.41	2.09	0.49	5.26	0.41	4.48
WVFC	WVS Financial Corp. of PA	7.54	15.52	0.80	14.28	9.92	52.80	6.12	52.80	9.42	0.16	2.12	21.05	254	11.59	11.59	0.67	0.64	5.44	0.67	5.73

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Includes Mid-Atlantic Companies;

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT III-3

Public Market Pricing of Midwest Thrift Institutions

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit III-3
Market Pricing Comparatives
Prices As of May 4, 2012

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Market Value ($Mil)	Per Share Data: Core 12-Mth EPS(2) ($)	Per Share Data: Book Value/ Share ($)	Pricing Ratios(3): P/E (X)	Pricing Ratios(3): P/B (%)	Pricing Ratios(3): P/A (%)	Pricing Ratios(3): P/TB (%)	Pricing Ratios(3): P/CORE (x)	Dividends(4): Amount/ Share ($)	Dividends(4): Yield (%)	Dividends(4): Payout Ratio(5) (%)	Financial Characteristics(6): Total Assets ($Mil)	Financial Characteristics(6): Equity/ Assets (%)	Financial Characteristics(6): Tng Eq/ Assets (%)	Financial Characteristics(6): NPAs/ Assets (%)	Reported: ROA (%)	Reported: ROE (%)	Core: ROA (%)	Core: ROE (%)
All Public Companies	11.64	270.08	0.09	13.63	20.07	85.00	10.78	91.68	20.32	0.21	1.72	24.35	2,601	12.67	12.02	3.57	0.20	1.28	0.12	0.43
Special Selection Grouping(8)	9.41	148.80	-0.36	12.68	18.75	73.33	8.79	77.92	22.27	0.20	1.78	18.54	1,813	11.69	11.12	4.51	-0.13	-2.31	-0.38	-4.89
Comparable Group																				
Special Comparative Group(8)																				
BKMU Bank Mutual Corp of WI	3.72	172.33	-1.12	5.74	NM	64.81	6.90	65.03	NM	0.04	1.08	NM	2,498	10.75	10.74	5.13	-1.89	-16.53	-2.05	-17.98
BFIN BankFinancial Corp. of IL	6.98	147.09	-2.27	9.48	NM	73.63	9.41	74.97	NM	0.04	0.57	NM	1,564	12.78	12.58	7.27	-3.01	-20.26	-2.95	-19.91
CITZ CFS Bancorp, Inc of Munster IN	5.30	57.65	-1.04	9.49	NM	55.85	5.02	55.85	NM	0.04	0.75	NM	1,149	8.99	8.99	7.49	-0.91	-9.31	-0.99	-10.09
CFFN Capitol Federal Fin Inc. of KS	11.90	1967.06	0.39	11.73	NM	101.45	20.82	101.45	30.51	0.30	2.52	NM	9,450	20.52	20.52	0.86	0.40	2.17	0.68	3.67
CFBK Central Federal Corp. of OH	2.00	1.65	-7.60	3.42	NM	58.48	0.66	60.42	NM	0.00	0.00	NM	251	3.96	3.93	6.08	-2.14	-45.85	-2.30	-49.22
CHEV Cheviot Financial Corp. of OH	8.78	66.70	0.34	13.70	25.82	64.09	10.55	71.97	25.82	0.32	3.64	NM	632	9.67	8.11	3.86	0.41	4.22	0.41	4.22
CZWI Citizens Comm Bncorp Inc of WI	6.18	31.72	-0.01	10.27	NM	60.18	5.98	60.65	NM	0.00	0.00	NM	531	9.93	9.86	1.83	0.00	0.00	-0.01	-0.10
FBSI First Bancshares, Inc. of MO	6.00	9.31	-2.45	11.03	NM	54.40	4.69	54.60	NM	0.00	0.00	NM	198	8.63	8.60	2.27	-1.72	-18.85	-1.86	-20.43
FCAP First Capital, Inc. of IN	21.00	58.51	1.28	18.28	14.69	114.88	13.33	128.52	16.41	0.76	3.62	53.15	439	11.63	10.53	1.97	0.90	8.04	0.80	7.20
FCLF First Clover Leaf Fin Cp of IL	5.93	45.83	0.16	10.06	23.72	58.95	8.14	69.93	37.06	0.24	4.05	NM	563	13.81	11.90	4.23	0.34	2.47	0.22	1.58
FDEF First Defiance Fin. Corp of OH	15.85	154.19	0.98	24.82	11.40	63.86	7.46	88.70	16.17	0.20	1.26	14.39	2,068	13.45	10.52	2.45	0.66	5.10	0.46	3.60
FFNM First Fed of N. Michigan of MI	3.75	10.82	0.19	8.52	14.42	44.01	4.98	44.64	19.74	0.00	0.00	0.00	217	11.32	11.18	4.18	0.34	3.13	0.25	2.28
FSFG First Savings Fin. Grp. of IN	18.25	43.14	1.55	25.42	11.70	71.79	7.96	82.84	11.77	0.00	0.00	0.00	542	14.24	12.95	2.17	0.70	5.73	0.70	5.69
FBC Flagstar Bancorp, Inc. of MI	0.94	523.71	-0.59	1.63	NM	57.67	3.81	58.39	NM	0.00	0.00	NM	13,733	8.44	8.36	7.83	-0.41	-4.81	-2.39	-28.37
HFFC HF Financial Corp. of SD	12.10	85.17	0.34	13.52	NM	89.50	6.94	93.80	35.59	0.45	3.72	NM	1,227	7.76	7.43	2.17	0.05	0.67	0.20	2.52
HMNF HMN Financial, Inc. of MN	3.05	13.49	-3.27	7.30	NM	41.78	1.71	41.78	NM	0.00	0.00	NM	790	7.22	7.22	9.05	-1.60	-20.31	-1.73	-21.99
HFBC HopFed Bancorp, Inc. of KY	7.20	53.96	-0.04	13.38	28.80	53.81	5.18	54.09	NM	0.08	1.11	32.00	1,041	11.38	11.34	1.49	0.18	1.66	-0.03	-0.27
IROQ IF Bancorp, Inc. of IL	12.30	59.18	0.11	17.49	NM	70.33	12.28	70.33	NM	0.00	0.00	0.00	482	17.47	17.47	1.59	0.18	1.42	0.11	0.87
JXSB Jacksonville Bancorp Inc of IL	16.45	31.60	1.51	21.43	9.62	76.76	10.28	82.21	10.89	0.30	1.82	17.54	307	13.40	12.62	1.40	1.07	8.51	0.95	7.52
KFFB KY Fst Fed Bp MHC of KY (38.9)	8.50	26.55	0.23	7.62	36.96	111.55	27.81	147.83	36.96	0.40	4.71	NM	236	24.93	20.04	2.28	0.77	3.04	0.77	3.04
LSBI LSB Fin. Corp. of Lafayette IN	17.02	26.47	-0.13	23.26	NM	73.17	7.27	73.17	NM	0.00	0.00	0.00	364	9.93	9.93	NA	0.15	1.51	-0.06	-0.56
LPSB LaPorte Bancrp MHC of IN(45.0)	8.60	17.78	0.52	11.95	12.29	71.97	8.40	85.66	16.54	0.16	1.86	22.86	477	11.67	9.99	1.55	0.71	6.17	0.52	4.59
CASH Meta Financial Group of IA	20.51	65.45	2.93	26.81	9.32	76.50	4.82	77.93	7.00	0.52	2.54	23.64	1,359	6.29	6.19	1.41	0.58	9.05	0.78	12.05
NASB NASB Fin, Inc. of Grandview MO	17.90	140.84	-3.82	19.74	NM	90.68	11.68	92.13	NM	0.90	5.03	NM	1,206	12.88	12.71	9.14	-0.65	-5.43	-2.38	-19.76
PVFC PVF Capital Corp. of Solon OH	2.13	54.84	-0.57	2.68	NM	79.48	6.90	79.48	NM	0.00	0.00	NM	795	8.68	8.68	8.70	-1.01	-10.99	-1.85	-20.21
PULB Pulaski Fin Cp of St. Louis MO	7.44	84.01	0.29	8.02	14.31	92.77	6.31	97.00	25.66	0.38	5.11	73.08	1,332	9.17	8.90	5.51	0.43	4.90	0.24	2.73
RIVR River Valley Bancorp of IN	15.80	23.92	0.56	18.47	16.99	85.54	5.88	85.82	28.21	0.84	5.32	NM	407	8.11	8.09	5.13	0.36	4.32	0.21	2.60
TFSL TFS Fin Corp MHC of OH (26.4)	9.51	772.17	0.08	5.81	NM	163.68	26.56	164.53	NM	0.00	0.00	0.00	11,059	16.23	16.16	3.45	0.23	1.40	0.23	1.40
UCBA United Comm Bncp MHC IN (40.7)	5.94	18.95	-0.08	6.99	NM	84.98	9.98	90.83	NM	0.44	7.41	NM	467	11.74	11.07	6.84	0.05	0.43	-0.13	-1.15
UCFC United Community Fin. of OH	1.70	55.42	-0.20	5.79	NM	29.36	2.73	29.41	NM	0.00	0.00	0.00	2,031	9.30	9.28	9.34	0.02	0.18	-0.31	-3.59
WSBF Waterstone Fin MHC of WI(26.2)	3.01	24.68	-1.03	5.32	NM	56.58	5.49	56.79	NM	0.00	0.00	NM	1,713	9.71	9.67	9.31	-0.43	-4.40	-1.84	-18.90
WAYN Wayne Savings Bancshares of OH	8.67	26.04	0.55	13.22	14.95	65.58	6.35	68.92	15.76	0.24	2.77	41.38	410	9.68	9.26	3.01	0.43	4.45	0.40	4.22
WBKC Wolverine Bancorp, Inc. of MI	15.98	40.08	0.30	25.91	36.32	61.68	13.65	61.68	NM	0.00	0.00	0.00	294	22.13	22.13	5.42	0.36	1.84	0.25	1.26

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Includes Mid-West Companies;

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT III-4

Peer Group Market Area Comparative Analysis

Exhibit III-4

Peer Group Market Area Comparative Analysis

Institution	County	Population 2010 (000)	Population 2011 (000)	Proj. Pop. 2016 (000)	2010-2011 % Change	2011-2016 % Change	Per Capita Income 2011 Amount	Per Capita Income % State Average	Deposit Market Share(1)
Alliance Bancorp, Inc. - PA	Delaware	559	560	565	0.3%	0.8%	$31,399	117.2%	3.13
Colonial Financial Services - NJ	Cumberland	157	158	162	0.4%	2.6%	$23,052	68.3%	15.96
FedFirst Financial Corp. - PA	Westmoreland	365	365	362	-0.2%	-0.6%	$25,730	96.1%	1.6%
First Fed. Of Northern Michigan - MI	Alpena	30	30	29	0.0%	-1.4%	$20,296	84.5%	26.7%
Jacksonville Bancorp Inc. - IL	Morgan	36	35	35	-0.4%	-1.4%	$22,569	81.2%	26.2%
OBA Financial Services, Inc. - MD	Montgomery	972	980	1,024	0.9%	4.5%	$44,404	129.9%	0.8%
River Vally Bancorp - IN	Jefferson	32	32	33	0.1%	0.7%	$19,705	85.2%	51.2%
Standard Financial Corp. - PA	Allegheny	1,223	1,221	1,203	-0.2%	-1.5%	$29,302	109.4%	0.1%
WVS Financial Corp. - PA	Allegheny	1,223	1,221	1,203	-0.2%	-1.5%	$29,302	109.4%	0.2%
Wolverine Bancorp, Inc. - MI	Midland	84	84	84	0.1%	0.4%	$27,133	113.0%	13.2%
	Averages:	**496**	**496**	**497**	**0.0%**	**-0.1%**	**$27,305**	**101.1%**	**15.0%**
	Medians:	**224**	**224**	**223**	**0.0%**	**-1.0%**	**$26,432**	**102.7%**	**7.4%**
Polonia Bancorp - PA	**Philadelphia**	1,526	1,533	1,549	**0.5%**	**1.0%**	$20,688	**77.2%**	**0.3%**
	Montgomery	800	802	821	**0.3%**	**2.4%**	$37,749	**140.9%**	**0.4%**

(1) Total institution deposits in headquarters county as percent of total county deposits as of June 30, 2011.

Sources: SNL Financial LC, FDIC.

EXHIBIT IV-1

Stock Prices:
As of May 4, 2012

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit IV-1
Weekly Thrift Market Line - Part One
Prices As Of May 4, 2012

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Shares Outstanding (000)	Market Capitalization: Market Capitalization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	% Change From: 52 Wks Ago(2) (%)	% Change From: MostRcnt YrEnd(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. All Public Companies(no MHC)														
All Public Companies(109)	12.21	32,614	300.6	13.73	9.36	12.20	2.02	1.32	12.18	0.17	0.06	14.74	13.88	137.39
NYSE Traded Companies(5)	9.37	288,723	1,991.6	12.01	7.07	9.82	-1.77	-22.44	26.29	0.66	0.49	10.71	7.33	102.80
NASDAQ Listed OTC Companies(104)	12.32	22,668	234.9	13.80	9.45	12.29	2.17	2.24	11.63	0.15	0.05	14.90	14.13	138.73
California Companies(5)	11.11	9,079	118.5	12.77	8.11	11.07	0.06	1.76	8.04	-0.48	-0.93	12.28	12.20	147.52
Mid-Atlantic Companies(32)	12.29	50,684	515.3	14.31	9.69	12.50	-2.31	-4.67	5.57	0.47	0.48	14.26	12.98	132.06
Mid-West Companies(28)	9.82	34,153	144.6	11.24	7.35	9.88	8.09	3.33	19.82	-0.19	-0.42	13.59	12.88	142.15
New England Companies(19)	15.93	31,407	384.9	16.89	12.39	15.39	3.29	8.75	13.40	0.67	0.67	15.75	14.44	133.36
North-West Companies(6)	12.85	27,484	396.2	13.83	7.94	12.75	-1.38	-7.95	18.06	-0.74	-0.77	18.53	17.80	199.47
South-East Companies(14)	10.71	5,901	63.2	12.48	8.58	10.76	1.13	3.01	8.70	-0.02	-0.14	15.25	15.14	117.18
South-West Companies(2)	16.03	6,460	122.8	16.56	11.46	16.11	-0.39	17.89	22.08	0.45	0.08	18.49	18.49	138.83
Western Companies (Excl CA)(2)	15.66	7,451	136.6	16.66	14.05	16.08	-2.25	-2.53	4.86	0.81	0.70	16.56	16.55	112.53
Thrift Strategy(103)	11.84	30,233	265.7	13.35	9.13	11.83	2.21	1.43	12.37	0.15	0.07	14.31	13.51	130.37
Mortgage Banker Strategy(2)	10.85	11,014	119.5	11.01	6.90	10.89	-0.37	33.95	16.42	1.00	-0.67	13.04	13.03	119.84
Real Estate Strategy(1)	2.13	25,745	54.8	2.39	1.25	2.25	-5.33	5.97	44.90	-0.31	-0.57	2.68	2.68	30.87
Diversified Strategy(2)	25.61	181,028	2,323.5	29.24	20.20	26.21	-1.97	-10.95	1.69	1.43	1.28	26.91	21.87	285.37
Companies Issuing Dividends(68)	13.43	39,487	434.4	14.97	10.44	13.44	-0.56	2.07	10.37	0.53	0.44	15.06	13.80	138.11
Companies Without Dividends(41)	10.16	21,103	76.4	11.65	7.56	10.11	6.35	0.07	15.22	-0.44	-0.57	14.21	14.01	136.17
Equity/Assets <6%(6)	2.76	2,664	8.4	8.33	1.33	2.38	54.47	-42.46	-8.72	-5.18	-5.55	7.25	7.23	240.75
Equity/Assets 6-12%(51)	12.47	34,189	196.2	13.95	9.17	12.41	-0.44	0.50	14.82	0.46	0.37	14.85	14.07	169.72
Equity/Assets >12%(52)	12.86	33,980	429.0	14.04	10.33	12.94	-0.65	6.31	11.65	0.39	0.31	15.35	14.33	96.35
Actively Traded Companies(3)	34.98	36,892	686.1	36.16	24.64	31.39	20.12	26.77	41.00	2.27	2.12	25.75	24.51	322.05
Market Value Below $20 Million(12)	4.48	2,895	11.7	7.81	3.23	4.38	22.64	-20.91	0.21	-2.26	-2.46	9.08	9.04	165.55
Holding Company Structure(100)	11.55	34,986	318.2	13.11	8.85	11.55	2.14	0.23	11.94	0.10	0.00	14.14	13.20	129.82
Assets Over $1 Billion(49)	13.60	66,376	610.7	15.06	10.29	13.91	-2.32	0.71	12.12	0.55	0.47	14.83	13.45	142.04
Assets $500 Million-$1 Billion(31)	10.58	7,308	62.5	12.22	7.93	10.09	2.59	0.22	11.71	-0.12	-0.21	13.54	12.93	131.96
Assets $250-$500 Million(25)	12.17	2,999	35.9	13.75	9.86	12.14	9.96	2.44	11.32	-0.16	-0.33	16.50	16.20	140.58
Assets less than $250 Million(4)	7.95	2,352	19.0	8.96	5.98	7.83	0.26	9.84	21.77	-0.25	-0.31	11.66	11.62	102.24
Goodwill Companies(67)	11.46	48,798	432.8	13.04	8.72	11.43	3.24	-2.39	11.54	0.25	0.13	13.95	12.54	134.13
Non-Goodwill Companies(41)	12.87	7,578	92.5	14.29	10.05	12.89	0.12	7.80	14.06	0.06	-0.01	15.18	15.18	129.29
Acquirors of FSLIC Cases(1)	17.65	106,868	1,886.2	18.09	12.15	17.59	0.34	11.64	26.16	1.04	0.99	17.84	15.45	125.77

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of May 4, 2012

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	MostRcnt YrEnd(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. MHC Institutions														
All Public Companies(23)	9.00	35,746	128.1	10.24	7.48	9.23	-2.35	-5.18	11.60	0.27	0.23	8.47	7.95	72.46
NASDAQ Listed OTC Companies(23)	9.00	35,746	128.1	10.24	7.48	9.23	-2.35	-5.18	11.60	0.27	0.23	8.47	7.95	72.46
Mid-Atlantic Companies(14)	9.48	29,168	130.1	10.84	7.90	9.78	-3.02	-3.51	13.57	0.30	0.29	8.56	8.17	78.75
Mid-West Companies(5)	7.11	72,081	172.0	8.08	5.63	7.22	-0.96	-6.98	14.58	0.16	-0.06	7.54	6.68	56.62
New England Companies(2)	8.85	14,337	68.3	9.82	7.36	9.18	-2.66	-7.41	3.86	0.37	0.41	8.46	7.60	80.55
South-East Companies(2)	10.46	12,360	64.3	11.88	9.25	10.49	-0.76	-10.16	-1.86	0.28	0.38	10.14	9.97	60.00
Thrift Strategy(23)	9.00	35,746	128.1	10.24	7.48	9.23	-2.35	-5.18	11.60	0.27	0.23	8.47	7.95	72.46
Companies Issuing Dividends(16)	9.23	15,743	58.2	10.56	7.86	9.44	-2.10	-6.03	5.83	0.32	0.32	8.98	8.40	74.59
Companies Without Dividends(7)	8.47	81,467	287.8	9.52	6.60	8.75	-2.91	-3.23	24.81	0.17	0.02	7.29	6.94	67.61
Equity/Assets <6%(1)	9.45	2,618	8.5	10.25	8.01	9.45	0.00	-4.26	6.06	0.68	0.49	9.49	8.02	169.21
Equity/Assets 6-12%(12)	8.48	20,488	93.9	9.68	6.88	8.67	-1.92	-5.50	21.63	0.25	0.15	8.39	8.02	82.38
Equity/Assets >12%(10)	9.57	57,368	181.1	10.92	8.14	9.88	-3.09	-4.89	0.12	0.27	0.30	8.46	7.87	50.90
Holding Company Structure(21)	9.12	37,428	135.0	10.35	7.54	9.35	-2.29	-4.30	12.12	0.28	0.23	8.66	8.10	74.95
Assets Over $1 Billion(10)	9.97	73,664	268.0	11.32	8.30	10.48	-4.62	-5.05	7.11	0.25	0.15	7.59	7.10	60.01
Assets $500 Million-$1 Billion(4)	9.11	6,525	21.0	10.57	7.31	9.22	-1.80	-3.04	34.47	0.17	0.15	8.93	8.93	96.01
Assets $250-$500 Million(8)	7.79	6,459	19.4	8.85	6.70	7.76	-0.07	-7.77	8.17	0.37	0.38	9.44	8.81	81.50
Assets less than $250 Million(1)	8.50	7,736	26.5	9.26	6.08	8.50	0.00	5.72	-7.41	0.23	0.23	7.62	5.75	30.56
Goodwill Companies(15)	8.83	50,168	180.2	10.10	7.35	9.16	-3.05	-6.28	5.33	0.28	0.20	8.02	7.23	68.64
Non-Goodwill Companies(8)	9.30	8,703	30.4	10.50	7.71	9.37	-1.03	-3.11	23.37	0.27	0.29	9.31	9.31	79.63
MHC Institutions(23)	9.00	35,746	128.1	10.24	7.48	9.23	-2.35	-5.18	11.60	0.27	0.23	8.47	7.95	72.46

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of May 4, 2012

	Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Shares Outst-anding (000)	Market Capitalization: Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	Price Change Data: 52 Week (1) Low ($)	Price Change Data: Last Week ($)	% Change From: Last Week (%)	% Change From: 52 Wks Ago(2) (%)	% Change From: MostRcnt YrEnd(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	Current Per Share Financials: 12 Mo. Core EPS(3) ($)	Current Per Share Financials: Book Value/ Share ($)	Current Per Share Financials: Tangible Book Value/ Share(4) ($)	Current Per Share Financials: Assets/ Share ($)
NYSE Traded Companies															
AF	Astoria Financial Corp. of NY*	9.28	98,442	913.5	14.76	6.58	9.88	-6.07	-35.38	9.31	0.68	0.66	12.71	10.83	172.91
BBX	BankAtlantic Bancorp Inc of FL(8)*	5.06	15,701	79.4	7.00	1.82	5.65	-10.44	15.00	49.70	-3.67	-2.27	0.45	-0.42	238.24
FBC	Flagstar Bancorp, Inc. of MI*	0.94	557,133	523.7	1.51	0.45	0.87	8.05	-33.33	84.31	-0.10	-0.59	1.63	1.61	24.65
NYB	New York Community Bcrp of NY*	12.90	439,134	5,664.8	16.54	11.13	13.62	-5.29	-21.82	4.28	1.09	0.96	12.67	7.01	95.70
PFS	Provident Fin. Serv. Inc of NJ*	14.36	60,183	864.2	15.23	10.12	14.92	-3.75	0.77	7.24	0.95	0.93	15.83	9.86	117.93
NASDAQ Listed OTC Companies															
ASBB	ASB Bancorp, Inc. of NC*	13.89	5,585	77.6	13.89	11.30	13.25	4.83	38.90	18.72	0.14	-0.17	20.69	20.69	141.61
ALLB	Alliance Bancorp, Inc. of PA*	11.65	5,474	63.8	11.76	9.31	11.50	1.30	5.24	8.17	0.21	0.22	15.16	15.16	85.77
ANCB	Anchor Bancorp of Aberdeen, WA*	11.10	2,550	28.3	11.48	3.95	10.60	4.72	5.31	79.03	-3.79	-3.77	21.65	21.65	190.63
AFCB	Athens Bancshares, Inc. of TN*	14.50	2,686	38.9	16.00	9.56	14.50	0.00	7.41	20.83	0.71	0.30	18.82	18.69	105.63
ACFC	Atlantic Coast Fin. Corp of GA*	2.25	2,629	5.9	9.80	0.87	2.10	7.14	-76.80	-21.05	-3.91	-5.16	17.61	17.59	300.10
BLMT	BSB Bancorp, Inc. of MA*	12.24	9,173	112.3	12.46	9.76	12.23	0.08	22.40	16.13	-0.18	-0.02	14.34	14.34	72.93
BKMU	Bank Mutual Corp of WI*	3.72	46,326	172.3	4.55	2.42	4.07	-8.60	-0.53	16.98	-1.03	-1.12	5.74	5.72	53.93
BFIN	BankFinancial Corp. of IL*	6.98	21,073	147.1	9.00	5.25	6.82	2.35	-20.32	26.45	-2.31	-2.27	9.48	9.31	74.20
BFED	Beacon Federal Bancorp of NY*	13.15	6,193	81.4	14.50	12.67	13.12	0.23	-7.72	-5.19	0.93	1.30	18.10	18.10	165.80
BNCL	Beneficial Mut MHC of PA(43.3)	8.54	80,218	308.0	9.29	7.12	8.77	-2.62	1.91	2.15	0.14	0.18	7.85	6.30	57.30
BHLB	Berkshire Hills Bancorp of MA*	22.32	21,191	473.0	24.49	17.11	23.12	-3.46	4.06	0.59	0.83	1.47	26.11	15.57	188.34
BOFI	Bofi Holding, Inc. Of CA*	18.35	11,430	209.7	18.61	11.46	17.90	2.51	19.78	12.92	2.04	1.49	14.79	14.79	194.56
BYFC	Broadway Financial Corp. of CA*	1.49	1,745	2.6	2.80	1.20	1.49	0.00	-35.50	-4.49	-6.09	-6.06	3.74	3.74	239.81
BRKL	Brookline Bancorp, Inc. of MA*	8.88	70,212	623.5	9.78	7.12	9.10	-2.42	-2.52	5.21	0.41	0.42	7.17	6.45	46.99
CITZ	CFS Bancorp, Inc of Munster IN*	5.30	10,878	57.7	6.29	4.11	5.70	-7.02	-4.33	22.97	-0.96	-1.04	9.49	9.49	105.62
CMSB	CMS Bancorp Inc of W Plains NY*	7.40	1,863	13.8	10.00	6.86	8.76	-15.53	-13.15	-9.09	-0.05	-0.11	11.89	11.89	139.66
CBNJ	Cape Bancorp, Inc. of NJ*	7.68	13,314	102.3	10.40	6.44	8.15	-5.77	-25.07	-2.17	0.60	0.76	10.94	9.22	80.45
CFFN	Capitol Federal Fin Inc. of KS*	11.90	165,299	1,967.1	12.16	10.28	11.75	1.28	8.08	3.12	0.23	0.39	11.73	11.73	57.17
CARV	Carver Bancorp, Inc. of NY*	4.99	3,697	18.4	18.30	1.10	4.85	2.89	-33.64	-39.81	-5.81	-5.65	4.20	4.20	181.43
CEBK	Central Bncrp of Somerville MA*	30.27	1,681	50.9	30.95	16.02	18.75	61.44	59.57	77.54	0.09	-0.29	20.72	19.40	310.14
CFBK	Central Federal Corp. of OH*	2.00	826	1.7	7.50	2.00	0.56	257.14	-71.55	-35.48	-7.08	-7.60	3.42	3.31	303.78
CHFN	Charter Fin Corp MHC GA (38.4)	8.90	18,371	102.0	11.13	7.60	9.40	-5.32	-18.27	-3.89	0.14	0.18	7.41	7.08	60.79
CHEV	Cheviot Financial Corp. of OH*	8.78	7,597	66.7	11.09	8.01	8.67	1.27	-16.14	1.15	0.34	0.34	13.70	12.20	83.25
CBNK	Chicopee Bancorp, Inc. of MA*	14.61	5,608	81.9	14.96	11.71	14.35	1.81	1.95	3.62	0.20	0.17	16.19	16.19	109.90
CZWI	Citizens Comm Bncorp Inc of WI*	6.18	5,133	31.7	6.77	4.51	6.17	0.16	15.08	20.47	0.00	-0.01	10.27	10.19	103.41
CSBC	Citizens South Bnkg Corp of NC*	4.88	11,506	56.1	5.30	2.90	4.84	0.83	2.52	39.43	-0.06	0.22	6.27	6.15	93.90
CSBK	Clifton Svg Bp MHC of NJ(35.8)	9.88	26,138	94.9	11.38	8.88	10.49	-5.82	-9.85	6.47	0.32	0.31	7.09	7.09	42.74
COBK	Colonial Financial Serv. of NJ*	12.88	3,994	51.4	13.40	10.54	13.38	-3.74	3.04	3.37	0.83	0.79	17.95	17.95	151.18
CFFC	Community Fin. Corp. of VA*	3.60	4,362	15.7	4.10	2.26	3.25	10.77	18.42	9.76	0.23	0.23	8.62	8.62	116.81
DCOM	Dime Community Bancshars of NY*	13.16	35,170	462.8	15.17	9.61	14.65	-10.17	-12.38	4.44	1.35	1.36	10.27	8.68	114.34
ESBF	ESB Financial Corp. of PA*	13.09	14,601	191.1	14.71	9.85	13.60	-3.75	1.16	-6.97	1.08	1.06	12.34	9.46	134.57
ESSA	ESSA Bancorp, Inc. of PA*	9.84	11,875	116.9	12.65	9.34	9.90	-0.61	-16.18	-6.02	0.43	0.40	13.60	13.45	92.38
EBMT	Eagle Bancorp Montanta of MT*	10.06	3,879	39.0	11.30	9.48	10.19	-1.28	-11.68	2.13	0.47	0.23	13.71	13.71	85.56
FFCO	FedFirst Financial Corp of PA*	14.30	2,912	41.6	16.50	12.66	13.90	2.88	-2.26	4.38	0.30	0.23	20.18	19.76	115.14
FSBI	Fidelity Bancorp, Inc. of PA*	11.47	3,068	35.2	12.11	8.00	10.75	6.70	28.88	14.13	0.59	0.44	24.52	13.66	215.41
FBSI	First Bancshares, Inc. of MO*	6.00	1,551	9.3	9.49	4.80	6.50	-7.69	-0.83	18.81	-2.26	-2.45	11.03	10.99	127.86
FCAP	First Capital, Inc. of IN*	21.00	2,786	58.5	21.95	16.53	21.49	-2.28	27.27	13.33	1.43	1.28	18.28	16.34	157.53
FCLF	First Clover Leaf Fin Cp of IL*	5.93	7,728	45.8	7.15	5.74	6.00	-1.17	-17.64	-2.79	0.25	0.16	10.06	8.48	72.82
FBNK	First Connecticut Bncorp of CT*	12.85	17,880	229.8	14.21	10.24	13.28	-3.24	28.50	-1.23	-0.23	0.00	14.09	14.09	90.47
FDEF	First Defiance Fin. Corp of OH*	15.85	9,728	154.2	17.76	12.60	17.41	-8.96	14.86	8.64	1.39	0.98	24.82	17.87	212.60
FFNM	First Fed of N. Michigan of MI*	3.75	2,884	10.8	4.29	2.52	3.86	-2.85	9.01	31.12	0.26	0.19	8.52	8.40	75.26
FFBH	First Fed. Bancshares of AR(8)*	8.61	19,303	166.2	11.14	4.30	9.97	-13.64	-28.19	99.31	0.00	-1.01	3.57	3.56	30.00
FFNW	First Fin NW, Inc of Renton WA*	7.99	18,805	150.3	8.15	4.06	7.99	0.00	26.83	35.42	0.23	0.15	9.64	9.64	56.34
BANC	First PacTrust Bancorp of CA*	10.97	11,660	127.9	16.73	10.00	11.15	-1.61	-21.36	7.02	-0.28	-0.33	13.08	13.08	85.68
FSFG	First Savings Fin. Grp. of IN*	18.25	2,364	43.1	19.04	14.79	17.72	2.99	14.06	7.86	1.56	1.55	25.42	22.03	229.37
FFIC	Flushing Fin. Corp. of NY*	13.21	30,920	408.5	14.61	10.00	13.13	0.61	-8.26	4.59	1.14	1.17	13.48	12.93	138.68
FXCB	Fox Chase Bancorp, Inc. of PA*	13.06	12,754	166.6	13.99	11.85	13.41	-2.61	-2.54	3.40	0.37	0.34	14.76	14.76	79.65
FRNK	Franklin Financial Corp. of VA*	14.49	14,303	207.3	14.99	10.69	14.94	-3.01	22.28	22.38	0.08	0.23	17.80	17.80	75.61
GCBC	Green Co Bcrp MHC of NY (44.4)	17.99	4,167	32.6	19.50	16.65	18.10	-0.61	-3.49	5.76	1.35	1.34	12.15	12.15	134.29
HFFC	HF Financial Corp. of SD*	12.10	7,039	85.2	12.30	7.76	12.30	-1.63	10.40	12.35	0.09	0.34	13.52	12.90	174.31
HMNF	HMN Financial, Inc. of MN*	3.05	4,424	13.5	3.26	1.50	2.90	5.17	5.17	57.22	-3.02	-3.27	7.30	7.30	178.61
HBNK	Hampden Bancorp, Inc. of MA*	12.40	6,085	75.5	13.80	10.77	12.43	-0.24	-6.06	5.08	0.25	0.22	14.19	14.19	93.38
HARL	Harleysville Svgs Fin Cp of PA*	17.60	3,771	66.4	19.20	11.57	16.67	5.58	16.63	22.73	1.47	1.65	15.39	15.39	220.80
HBOS	Heritage Fin Group, Inc of GA*	11.39	8,669	98.7	12.50	10.01	11.63	-2.06	-5.48	-3.47	0.44	0.71	14.32	13.76	125.72

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of May 4, 2012

	Financial Institution	Market Capitalization Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	52 Wks Ago(2) (%)	MostRcnt YrEnd(2) (%)	Current Per Share Financials Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
	NASDAQ Listed OTC Companies (continued)														
HIFS	Hingham Inst. for Sav. of MA*	57.02	2,126	121.2	59.44	45.75	57.84	-1.42	9.11	19.29	5.67	5.67	38.69	38.69	530.23
HBCP	Home Bancorp Inc. Lafayette LA*	17.40	7,762	135.1	17.70	13.66	17.38	0.12	16.31	12.26	0.66	0.81	17.30	16.96	124.17
HFBL	Home Federal Bancorp Inc of LA*	14.54	3,052	44.4	22.00	12.76	15.05	-3.39	11.85	2.47	0.74	0.27	17.14	17.14	82.71
HMST	HomeStreet, Inc. of WA*	33.85	7,163	242.5	35.55	22.66	33.50	1.04	-23.07	-23.07	-1.24	-1.24	47.87	47.87	681.25
HFBC	HopFed Bancorp, Inc. of KY*	7.20	7,494	54.0	9.05	4.98	8.95	-19.55	-12.41	11.63	0.25	-0.04	13.38	13.31	138.89
HCBK	Hudson City Bancorp, Inc of NJ*	6.77	528,133	3,575.5	9.61	5.09	7.16	-5.45	-29.55	8.32	-1.39	-0.36	8.64	8.34	85.88
IROQ	IF Bancorp, Inc. of IL*	12.30	4,811	59.2	12.75	10.70	12.18	0.99	23.00	9.63	0.18	0.11	17.49	17.49	100.13
ISBC	Investors Bcrp MHC of NJ(42.5)	15.14	111,908	757.7	15.63	12.02	15.52	-2.45	1.88	12.31	0.70	0.65	8.64	8.39	95.63
JXSB	Jacksonville Bancorp Inc of IL*	16.45	1,921	31.6	17.98	12.50	16.50	-0.30	30.35	19.64	1.71	1.51	21.43	20.01	159.96
JFBI	Jefferson Bancshares Inc of TN*	2.04	6,632	13.5	3.96	1.95	1.95	4.62	-44.41	-11.69	-0.79	-0.84	7.78	7.52	79.98
KFFB	KY Fst Fed Bp MHC of KY (38.9)	8.50	7,736	26.5	9.26	6.08	8.50	0.00	5.72	-7.41	0.23	0.23	7.62	5.75	30.56
KFFG	Kaiser Federal Fin Group of CA*	13.89	9,545	132.6	14.70	11.00	13.92	-0.22	11.93	8.35	0.92	0.92	16.77	16.35	97.71
KRNY	Kearny Fin Cp MHC of NJ (25.0)	9.29	66,972	166.5	10.16	7.99	10.00	-7.10	0.54	-2.21	0.13	0.12	7.27	5.63	42.75
LSBI	LSB Fin. Corp. of Lafayette IN*	17.02	1,555	26.5	20.90	11.31	17.37	-2.01	10.16	26.07	0.35	-0.13	23.26	23.26	234.27
LPSB	LaPorte Bancrp MHC of IN(45.0)	8.60	4,661	17.8	9.77	7.50	8.75	-1.71	-9.47	7.50	0.70	0.52	11.95	10.04	102.37
LSBK	Lake Shore Bnp MHC of NY(38.8)	10.10	5,939	24.7	10.90	8.44	10.00	1.00	-6.48	5.76	0.62	0.67	10.77	10.77	82.27
LABC	Louisiana Bancorp, Inc. of LA*	16.05	3,240	52.0	16.66	14.75	16.20	-0.93	5.59	1.26	0.65	0.55	17.75	17.75	96.64
MSBF	MSB Fin Corp MHC of NJ (40.3)	6.00	5,095	12.8	6.84	4.23	6.00	0.00	5.63	36.67	0.14	0.14	8.00	8.00	68.76
MGYR	Magyar Bancorp MHC of NJ(44.7)	4.50	5,808	11.6	7.00	2.29	4.80	-6.25	4.65	82.93	-0.06	-0.13	7.68	7.68	90.62
MLVF	Malvern Fed Bncp MHC PA(44.5)	8.46	6,103	23.0	9.00	5.51	8.49	-0.35	5.75	43.39	-0.68	-0.72	10.10	10.10	109.17
MFLR	Mayflower Bancorp, Inc. of MA*	9.68	2,063	20.0	9.68	6.50	8.84	9.50	7.56	23.94	0.62	0.43	10.62	10.62	120.07
EBSB	Meridian Fn Serv MHC MA (40.8)	13.08	22,145	123.6	13.95	10.68	13.69	-4.46	-0.38	5.06	0.54	0.31	9.93	9.31	89.16
CASH	Meta Financial Group of IA*	20.51	3,191	65.4	25.99	12.90	20.30	1.03	41.35	23.18	2.20	2.93	26.81	26.32	425.95
NASB	NASB Fin, Inc. of Grandview MO*	17.90	7,868	140.8	18.00	9.25	17.25	3.77	18.07	67.13	-1.05	-3.82	19.74	19.43	153.22
NECB	NE Comm Bncrp MHC of NY (43.2)	5.56	12,645	33.1	7.29	5.19	5.81	-4.30	-11.61	-0.89	0.19	0.19	8.47	8.33	38.69
NHTB	NH Thrift Bancshares of NH*	12.79	5,835	74.6	13.79	9.78	12.40	3.15	-3.98	13.19	1.19	0.73	15.19	9.99	178.55
NVSL	Naugatuck Valley Fin Crp of CT*	7.51	7,002	52.6	8.50	6.73	7.40	1.49	-9.19	10.60	0.35	0.20	11.84	11.83	81.78
NFSB	Newport Bancorp, Inc. of RI*	13.65	3,506	47.9	14.60	12.00	13.95	-2.15	-3.87	8.59	0.41	0.41	14.73	14.73	129.47
NFBK	Northfield Bcp MHC of NY(41.8)	13.44	40,397	256.4	16.49	11.68	14.28	-5.88	0.52	-5.08	0.42	0.48	9.47	9.07	58.84
NWBI	Northwest Bancshares Inc of PA*	12.03	97,593	1,174.0	13.36	10.74	12.46	-3.45	-2.20	-3.30	0.66	0.66	11.83	10.05	81.54
OBAF	OBA Financial Serv. Inc of MD*	15.15	4,177	63.3	15.15	13.50	14.60	3.77	2.64	5.65	0.12	0.13	18.18	18.18	91.46
OSHC	Ocean Shore Holding Co. of NJ*	11.90	7,211	85.8	12.59	9.80	11.75	1.28	-5.41	15.98	0.70	0.78	14.52	13.69	137.95
OCFC	OceanFirst Fin. Corp of NJ*	14.49	18,594	269.4	14.83	10.78	14.55	-0.41	2.84	10.86	1.12	1.01	11.66	11.66	123.81
OFED	Oconee Fed Fn Cp MHC SC (35.0)	12.02	6,348	26.7	12.62	10.90	11.58	3.80	-2.04	0.17	0.41	0.58	12.86	12.86	59.21
OABC	OmniAmerican Bancorp Inc of TX*	20.10	11,194	225.0	20.47	13.01	20.26	-0.79	38.62	28.03	0.35	0.25	17.78	17.78	119.41
ONFC	Oneida Financial Corp. of NY*	10.69	6,835	73.1	10.80	8.30	10.34	3.38	24.88	12.53	0.87	0.81	12.86	9.21	97.11
ORIT	Oritani Financial Corp of NJ*	14.26	45,452	648.1	15.13	11.57	15.09	-5.50	20.03	11.67	0.64	0.65	11.15	11.15	57.27
PSBH	PSB Hldgs Inc MHC of CT (42.9)	4.62	6,529	12.9	5.69	4.04	4.66	-0.86	-14.44	2.67	0.19	0.51	6.98	5.88	71.94
PVFC	PVF Capital Corp. of Solon OH*	2.13	25,745	54.8	2.39	1.25	2.25	-5.33	5.97	44.90	-0.31	-0.57	2.68	2.68	30.87
PBHC	Pathfinder BC MHC of NY (36.3)	9.45	2,618	8.5	10.25	8.01	9.45	0.00	-4.26	6.06	0.68	0.49	9.49	8.02	169.21
PBOP	Peoples Fed Bancshrs Inc of MA*	16.50	6,965	114.9	16.75	12.50	16.48	0.12	20.61	15.79	0.42	0.41	16.45	16.45	79.35
PBCT	Peoples United Financial of CT*	12.19	353,350	4,307.3	13.96	10.50	12.36	-1.38	-11.60	-5.14	0.56	0.60	14.79	8.63	78.02
PBSK	Poage Bankshares, Inc. of KY*	11.90	3,372	40.1	12.95	10.76	12.70	-6.30	19.00	8.97	0.52	0.45	17.72	17.72	94.70
PROV	Provident Fin. Holdings of CA*	10.85	11,014	119.5	11.01	6.90	10.89	-0.37	33.95	16.42	1.00	-0.67	13.04	13.03	119.84
PBNY	Provident NY Bncrp, Inc. of NY*	7.95	37,899	301.3	9.43	5.47	8.68	-8.41	-13.68	19.73	0.28	0.20	11.55	7.19	81.38
PBIP	Prudential Bncp MHC PA (25.4)	5.48	10,023	16.6	6.78	4.80	5.48	0.00	-19.05	5.79	0.06	0.09	5.79	5.79	49.96
PULB	Pulaski Fin Cp of St. Louis MO*	7.44	11,292	84.0	8.07	6.15	7.50	-0.80	2.90	5.38	0.52	0.29	8.02	7.67	117.97
RIVR	River Valley Bancorp of IN*	15.80	1,514	23.9	17.13	13.34	15.66	0.89	0.96	1.94	0.93	0.56	18.47	18.41	268.59
RVSB	Riverview Bancorp, Inc. of WA*	1.57	22,472	35.3	3.20	1.57	1.80	-12.78	-46.23	-33.76	-0.66	-0.66	4.07	2.93	38.37
RCKB	Rockville Fin New, Inc. of CT*	11.46	28,868	330.8	11.99	8.89	11.86	-3.37	16.46	10.62	0.25	0.38	11.55	11.51	60.62
ROMA	Roma Fin Corp MHC of NJ (25.5)	8.94	30,321	74.4	11.22	7.80	9.71	-7.93	-15.26	-9.15	0.23	0.22	7.13	7.07	62.27
SIFI	SI Financial Group, Inc. of CT*	11.51	10,577	121.7	11.59	8.76	11.54	-0.26	15.56	16.85	0.23	0.21	12.34	11.95	90.29
SPBC	SP Bancorp, Inc. of Plano, TX*	11.95	1,725	20.6	12.65	9.91	11.95	0.00	-2.85	16.13	0.54	-0.08	19.20	19.20	158.24
SVBI	Severn Bancorp, Inc. of MD*	3.06	10,067	30.8	4.53	2.09	3.77	-18.83	-29.49	24.39	-0.05	-0.10	7.80	7.76	89.46
STND	Standard Financial Corp. of PA*	16.75	3,414	57.2	16.75	13.49	16.20	3.40	8.20	9.48	0.95	0.93	22.96	20.20	128.09
SIBC	State Investors Bancorp of LA*	12.36	2,910	36.0	12.36	10.10	12.11	2.06	23.60	13.19	0.36	0.59	16.48	16.48	85.78
THRD	TF Fin. Corp. of Newtown PA*	24.88	2,834	70.5	26.50	18.54	24.50	1.55	15.61	9.51	1.39	1.09	27.31	25.79	240.62
TFSL	TFS Fin Corp MHC of OH (26.4)	9.51	308,916	772.2	10.66	7.56	9.97	-4.61	-9.34	6.14	0.08	0.08	5.81	5.78	35.80
TBNK	Territorial Bancorp, Inc of HI*	21.25	11,022	234.2	22.01	18.62	21.96	-3.23	6.62	7.59	1.16	1.16	19.41	19.39	139.50
TSBK	Timberland Bancorp, Inc. of WA*	4.92	7,045	34.7	6.50	3.25	5.00	-1.60	-22.15	24.56	-0.01	-0.11	10.12	9.27	104.45
TRST	TrustCo Bank Corp NY of NY*	5.30	93,549	495.8	5.93	3.93	5.57	-4.85	-8.15	-5.53	0.35	0.34	3.62	3.61	45.36
UCBA	United Comm Bncp MHC IN (40.7)	5.94	7,840	18.9	7.40	5.29	5.85	1.54	-19.51	7.41	0.03	-0.08	6.99	6.54	59.54
UCFC	United Community Fin. of OH*	1.70	32,598	55.4	2.54	0.87	1.57	8.28	22.30	33.86	0.01	-0.20	5.79	5.78	62.29
UBNK	United Financial Bncrp of MA*	16.05	15,598	250.3	17.02	13.49	16.52	-2.85	0.94	-0.25	0.72	0.71	14.58	14.03	104.10
WSB	WSB Holdings, Inc. of Bowie MD*	3.50	7,995	28.0	4.60	2.08	3.55	-1.41	12.90	50.21	0.16	-0.02	6.79	6.79	48.15

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of May 4, 2012

	Market Capitalization			Price Change Data						Current Per Share Financials				
				52 Week (1)			% Change From							
Financial Institution	Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	MostRcnt YrEnd(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)														
WSFS WSFS Financial Corp. of DE*	39.02	8,705	339.7	44.51	29.90	40.05	-2.57	-10.30	8.51	2.29	1.95	39.03	35.10	492.71
WVFC WVS Financial Corp. of PA*	7.54	2,058	15.5	10.51	7.16	7.50	0.53	-15.19	-16.69	0.76	0.80	14.28	14.28	123.18
WAFD Washington Federal, Inc. of WA*	17.65	106,868	1,886.2	18.09	12.15	17.59	0.34	11.64	26.16	1.04	0.99	17.84	15.45	125.77
WSBF Waterstone Fin MHC of WI(26.2)	3.01	31,250	24.7	3.32	1.72	3.01	0.00	-2.27	59.26	-0.24	-1.03	5.32	5.30	54.81
WAYN Wayne Savings Bancshares of OH*	8.67	3,004	26.0	9.48	7.11	8.68	-0.12	2.00	11.73	0.58	0.55	13.22	12.58	136.52
WEBK Wellesley Bancorp, Inc. of MA*	13.58	2,407	32.7	13.99	11.45	12.62	7.61	35.80	35.80	0.78	0.78	17.04	17.04	121.82
WFD Westfield Fin. Inc. of MA*	7.24	26,606	192.6	9.02	6.29	7.38	-1.90	-19.02	-1.63	0.21	0.21	8.64	8.63	47.46
WBKC Wolverine Bancorp, Inc. of MI*	15.98	2,508	40.1	16.29	12.11	15.75	1.46	9.45	13.33	0.44	0.30	25.91	25.91	117.10

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit IV-1
Weekly Thrift Market Line - Part Two
Prices As Of May 4, 2012

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages, All Public Companies(no MHCs)																		
All Public Companies(109)	12.33	11.70	0.17	0.94	3.21	0.08	0.05	3.57	49.33	1.63	19.12	80.48	10.06	86.93	19.99	0.21	1.65	24.50
NYSE Traded Companies(5)	10.16	7.37	0.49	3.80	2.94	-0.05	-2.42	3.66	33.06	1.45	13.53	80.80	8.71	118.43	14.31	0.42	3.27	39.13
NASDAQ Listed OTC Companies(104)	12.42	11.87	0.15	0.82	3.22	0.08	0.15	3.57	50.00	1.64	19.39	80.47	10.11	85.71	20.29	0.20	1.59	24.05
California Companies(5)	10.49	10.42	0.06	-2.21	6.10	-0.29	-5.69	5.83	33.16	1.96	11.65	82.76	9.23	83.20	13.71	0.19	2.11	15.48
Mid-Atlantic Companies(32)	11.94	10.95	0.41	4.57	4.74	0.42	4.75	3.15	44.18	1.49	16.67	87.46	10.23	98.64	17.55	0.29	2.29	32.70
Mid-West Companies(28)	10.72	10.29	-0.21	-2.96	0.67	-0.44	-5.37	4.48	37.36	2.12	17.85	68.96	7.56	72.35	21.58	0.20	1.60	19.63
New England Companies(19)	14.21	13.30	0.44	3.44	3.50	0.45	3.44	1.63	71.72	1.08	22.91	96.70	13.35	106.81	23.52	0.27	1.82	27.32
North-West Companies(6)	11.66	10.81	-0.44	-4.70	1.23	-0.49	-5.07	9.27	20.18	2.09	25.86	65.17	7.97	70.96	17.83	0.05	0.30	15.38
South-East Companies(14)	14.46	14.37	0.19	-0.20	3.24	0.13	-0.64	3.21	78.30	1.63	23.74	67.82	10.65	68.46	21.70	0.06	0.51	12.77
South-West Companies(2)	13.51	13.51	0.33	2.41	3.13	0.08	0.49	3.26	19.69	0.94	22.13	87.64	12.19	87.64	NM	0.00	0.00	0.00
Western Companies (Excl CA)(2)	14.97	14.96	0.69	4.71	5.07	0.55	3.83	1.00	29.39	0.56	19.86	91.43	13.50	91.48	18.32	0.35	2.38	48.09
Thrift Strategy(103)	12.41	11.83	0.16	0.92	3.36	0.10	0.22	3.46	49.85	1.61	19.25	80.35	10.12	86.43	19.98	0.21	1.65	24.69
Mortgage Banker Strategy(2)	10.88	10.87	0.82	7.93	9.22	-0.55	-5.31	4.06	46.39	2.35	10.85	83.21	9.05	83.27	NM	0.16	1.47	16.00
Real Estate Strategy(1)	8.68	8.68	-1.01	-10.99	-14.55	-1.85	-20.21	8.70	43.55	2.92	NM	79.48	6.90	79.48	NM	0.00	0.00	0.00
Diversified Strategy(2)	13.44	9.59	0.62	4.53	5.23	0.61	4.27	2.29	43.03	1.42	19.40	91.20	11.77	126.21	20.16	0.56	3.24	20.96
Companies Issuing Dividends(68)	12.49	11.60	0.37	2.89	3.85	0.31	2.46	2.69	54.03	1.44	17.85	87.72	10.89	97.26	20.23	0.34	2.64	38.18
Companies Without Dividends(41)	12.07	11.88	-0.17	-2.59	1.90	-0.30	-4.31	5.06	41.42	1.94	23.10	68.36	8.66	69.63	18.93	0.00	0.00	0.00
Equity/Assets <6%(6)	2.99	2.98	-2.09	-31.01	0.00	-2.21	-33.86	10.90	28.38	3.78	NM	54.34	1.30	54.73	NM	0.01	0.54	0.00
Equity/Assets 6-12%(51)	9.17	8.73	0.14	1.87	2.87	0.03	0.72	3.77	42.38	1.61	15.03	79.12	7.11	84.06	17.22	0.22	1.59	26.36
Equity/Assets >12%(52)	16.28	15.40	0.41	2.55	3.51	0.34	2.06	2.67	57.66	1.42	22.75	84.31	13.74	92.79	22.95	0.23	1.82	22.80
Actively Traded Companies(3)	9.39	8.70	0.66	7.28	5.38	0.61	6.73	1.97	44.44	1.20	13.51	130.80	11.52	139.22	13.94	0.51	1.41	24.20
Market Value Below $20 Million(12)	6.75	6.70	-0.96	-12.39	5.83	-1.04	-13.89	7.08	28.02	2.51	13.90	53.69	3.44	54.00	16.83	0.04	0.61	14.94
Holding Company Structure(100)	12.26	11.58	0.14	0.62	3.12	0.05	-0.26	3.58	49.42	1.66	19.30	80.06	10.03	87.10	20.16	0.22	1.75	25.78
Assets Over $1 Billion(49)	12.19	11.19	0.33	3.08	2.80	0.25	2.21	3.23	45.98	1.55	18.20	90.16	11.07	101.32	19.48	0.31	2.37	31.21
Assets $500 Million-$1 Billion(31)	11.51	11.00	-0.06	-0.31	2.66	-0.13	-1.16	4.58	37.63	1.77	19.52	74.13	8.70	78.01	20.67	0.12	1.04	22.05
Assets $250-$500 Million(25)	13.66	13.48	0.16	-1.32	4.40	0.03	-2.33	3.13	73.00	1.69	20.24	71.82	10.08	73.29	20.50	0.15	1.17	18.17
Assets less than $250 Million(4)	12.00	11.96	-0.11	-1.68	5.42	-0.14	-2.27	2.62	33.55	1.29	21.46	66.14	8.04	66.35	21.07	0.06	0.62	12.90
Goodwill Companies(67)	11.59	10.55	0.20	1.01	3.30	0.11	0.01	3.29	44.84	1.60	17.71	79.47	9.38	90.09	20.24	0.27	2.12	32.56
Non-Goodwill Companies(41)	13.64	13.64	0.12	0.81	3.24	0.04	0.12	3.84	57.53	1.67	21.76	82.32	11.27	82.32	19.31	0.13	0.94	14.56
Acquirors of FSLIC Cases(1)	14.18	12.52	0.83	5.98	5.89	0.79	5.70	0.00	0.00	1.77	16.97	98.93	14.03	114.24	17.83	0.32	1.81	30.77

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of May 4, 2012

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. MHC Institutions																		
All Public Companies(23)	13.20	12.43	0.38	2.82	2.28	0.32	2.15	3.54	36.28	1.34	24.87	105.99	14.13	113.80	22.14	0.18	2.02	23.44
NASDAQ Listed OTC Companies(23)	13.20	12.43	0.38	2.82	2.28	0.32	2.15	3.54	36.28	1.34	24.87	105.99	14.13	113.80	22.14	0.18	2.02	23.44
Mid-Atlantic Companies(14)	12.46	11.91	0.39	3.19	2.49	0.39	3.07	3.53	39.63	1.44	24.52	109.82	13.63	116.67	22.89	0.18	1.68	29.37
Mid-West Companies(5)	14.86	13.39	0.26	1.33	0.84	-0.09	-2.21	4.69	29.10	1.40	24.62	97.75	15.65	109.13	26.75	0.20	2.79	11.43
New England Companies(2)	10.42	9.41	0.44	4.09	4.12	0.53	5.19	2.97	21.58	1.09	24.27	98.96	10.55	109.53	9.06	0.08	1.73	0.00
South-East Companies(2)	16.95	16.71	0.47	2.63	2.49	0.65	3.60	1.35	48.84	0.28	29.32	106.79	17.47	109.59	20.72	0.30	2.79	0.00
Thrift Strategy(23)	13.20	12.43	0.38	2.82	2.28	0.32	2.15	3.54	36.28	1.34	24.87	105.99	14.13	113.80	22.14	0.18	2.02	23.44
Companies Issuing Dividends(16)	13.98	13.09	0.45	3.24	3.08	0.47	3.37	2.98	38.36	1.26	25.22	103.03	14.48	111.64	22.02	0.26	2.90	42.97
Companies Without Dividends(7)	11.41	10.93	0.21	1.85	0.43	-0.03	-0.62	4.66	32.13	1.49	22.93	112.75	13.34	118.72	23.29	0.00	0.00	0.00
Equity/Assets <6%(1)	5.61	4.78	0.42	5.19	7.20	0.31	3.74	1.40	67.93	1.35	13.90	99.58	5.58	117.83	19.29	0.12	1.27	17.65
Equity/Assets 6-12%(12)	10.37	9.98	0.25	2.41	1.47	0.11	0.99	4.64	31.15	1.43	22.44	97.68	10.08	101.61	15.58	0.17	1.97	14.94
Equity/Assets >12%(10)	17.34	16.14	0.52	3.06	2.75	0.58	3.39	2.44	39.03	1.22	29.12	116.61	19.86	128.02	26.98	0.21	2.16	33.09
Holding Company Structure(21)	13.11	12.27	0.37	2.81	2.29	0.31	2.07	3.73	36.55	1.38	24.36	104.94	13.86	113.49	21.16	0.19	2.10	25.78
Assets Over $1 Billion(10)	13.31	12.53	0.38	2.85	1.52	0.23	1.23	3.14	44.06	1.37	29.52	129.06	17.41	138.25	27.72	0.12	1.22	11.43
Assets $500 Million-$1 Billion(4)	9.59	9.59	0.11	1.30	-0.19	0.10	1.09	4.45	33.56	1.51	13.33	96.27	9.27	96.27	13.43	0.21	1.33	25.93
Assets $250-$500 Million(8)	13.38	12.77	0.45	3.50	4.41	0.49	3.73	3.65	32.45	1.33	20.89	81.33	10.76	87.73	18.32	0.23	3.03	37.21
Assets less than $250 Million(1)	24.93	20.04	0.77	3.04	2.71	0.77	3.04	2.28	15.62	0.46	36.96	111.55	27.81	147.83	36.96	0.40	4.71	0.00
Goodwill Companies(15)	13.47	12.30	0.39	2.91	2.53	0.28	1.83	3.62	38.51	1.43	25.94	110.07	14.91	122.04	23.20	0.16	2.04	20.10
Non-Goodwill Companies(8)	12.67	12.67	0.36	2.64	1.79	0.39	2.75	3.42	32.66	1.13	22.45	98.33	12.69	98.33	20.27	0.23	1.98	32.34
MHC Institutions(23)	13.20	12.43	0.38	2.82	2.28	0.32	2.15	3.54	36.28	1.34	24.87	105.99	14.13	113.80	22.14	0.18	2.02	23.44

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of May 4, 2012

	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
			Reported Earnings			Core Earnings												
Financial Institution	Equity/ Assets (%)	Tang. Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NYSE Traded Companies																		
AF Astoria Financial Corp. of NY*	7.35	6.33	0.39	5.30	7.33	0.37	5.14	2.96	35.54	1.12	13.65	73.01	5.37	85.69	14.06	0.16	1.72	23.53
BBX BankAtlantic Bancorp Inc of FL(8)*	0.19	-0.18	-1.36	NM	NM	-0.84	NM	14.64	23.87	1.57	NM	NM	2.12	NM	NM	0.00	0.00	NM
FBC Flagstar Bancorp, Inc. of MI*	6.61	6.54	-0.41	-4.81	-10.64	-2.39	-28.37	7.83	26.22	2.52	NM	57.67	3.81	58.39	NM	0.00	0.00	NM
NYB New York Community Bcrp of NY*	13.24	7.79	1.16	8.62	8.45	1.02	7.59	1.39	27.42	0.55	11.83	101.82	13.48	184.02	13.44	1.00	7.75	NM
PFS Provident Fin. Serv. Inc of NJ*	13.42	8.81	0.83	6.10	6.62	0.81	5.97	2.45	43.04	1.59	15.12	90.71	12.18	145.64	15.44	0.52	3.62	54.74
NASDAQ Listed OTC Companies																		
ASBB ASB Bancorp, Inc. of NC*	14.61	14.61	0.10	0.85	1.01	-0.12	-1.04	3.67	36.15	2.54	NM	67.13	9.81	67.13	NM	0.00	0.00	0.00
ALLB Alliance Bancorp, Inc. of PA*	17.68	17.68	0.25	1.48	1.80	0.26	1.55	3.71	23.76	1.35	NM	76.85	13.58	76.85	NM	0.20	1.72	NM
ANCB Anchor Bancorp of Aberdeen, WA*	11.36	11.36	-1.96	-17.64	NM	-1.95	-17.55	NA	NA	1.92	NM	51.27	5.82	51.27	NM	0.00	0.00	NM
AFCB Athens Bancshares, Inc. of TN*	17.82	17.72	0.68	3.81	4.90	0.29	1.61	1.66	106.16	1.91	20.42	77.05	13.73	77.58	NM	0.20	1.38	28.17
ACFC Atlantic Coast Fin. Corp of GA*	5.87	5.86	-1.28	-20.50	NM	-1.69	-27.06	8.52	22.51	2.42	NM	12.78	0.75	12.79	NM	0.00	0.00	NM
BLMT BSB Bancorp, Inc. of MA*	19.66	19.66	-0.24	-1.85	-1.47	-0.03	-0.21	0.59	99.26	0.92	NM	85.36	16.78	85.36	NM	0.00	0.00	NM
BKMU Bank Mutual Corp of WI*	10.64	10.61	-1.89	-16.53	-27.69	-2.05	-17.98	5.13	27.73	1.86	NM	64.81	6.90	65.03	NM	0.04	1.08	NM
BFIN BankFinancial Corp. of IL*	12.78	12.58	-3.01	-20.26	NM	-2.95	-19.91	7.27	27.93	2.52	NM	73.63	9.41	74.97	NM	0.04	0.57	NM
BFED Beacon Federal Bancorp of NY*	10.92	10.92	0.55	5.14	7.07	0.77	7.19	4.44	42.01	2.41	14.14	72.65	7.93	72.65	10.12	0.28	2.13	30.11
BNCL Beneficial Mut MHC of PA(43.3)	13.70	11.30	0.24	1.81	1.64	0.30	2.33	2.67	44.95	2.16	NM	108.79	14.90	135.56	NM	0.00	0.00	0.00
BHLB Berkshire Hills Bancorp of MA*	13.86	8.76	0.52	3.79	3.72	0.91	6.71	0.75	105.48	1.07	26.89	85.48	11.85	143.35	15.18	0.68	3.05	NM
BOFI Bofi Holding, Inc. Of CA*	7.60	7.60	1.21	14.80	11.12	0.88	10.81	1.11	33.18	0.49	9.00	124.07	9.43	124.07	12.32	0.00	0.00	0.00
BYFC Broadway Financial Corp. of CA*	1.56	1.56	-2.36	-37.36	NM	-2.35	-37.18	16.79	23.04	4.54	NM	39.84	0.62	39.84	NM	0.04	2.68	NM
BRKL Brookline Bancorp, Inc. of MA*	15.26	13.94	0.94	5.73	4.62	0.96	5.87	0.60	164.34	0.87	21.66	123.85	18.90	137.67	21.14	0.34	3.83	NM
CITZ CFS Bancorp, Inc of Munster IN*	8.99	8.99	-0.91	-9.31	-18.11	-0.99	-10.09	7.49	19.63	1.66	NM	55.85	5.02	55.85	NM	0.04	0.75	NM
CMSB CMS Bancorp Inc of W Plains NY*	8.51	8.51	-0.04	-0.42	-0.68	-0.08	-0.93	2.45	24.60	0.85	NM	62.24	5.30	62.24	NM	0.00	0.00	NM
CBNJ Cape Bancorp, Inc. of NJ*	13.60	11.71	0.75	5.63	7.81	0.95	7.13	3.99	29.27	1.69	12.80	70.20	9.55	83.30	10.11	0.00	0.00	0.00
CFFN Capitol Federal Fin Inc. of KS*	20.52	20.52	0.40	2.17	1.93	0.68	3.67	0.86	19.06	0.24	NM	101.45	20.82	101.45	30.51	0.30	2.52	NM
CARV Carver Bancorp, Inc. of NY*	2.31	2.31	-3.09	NM	NM	-3.00	NM	14.07	21.63	4.25	NM	118.81	2.75	118.81	NM	0.00	0.00	NM
CEBK Central Bncrp of Somerville MA*	6.68	6.28	0.03	0.33	0.30	-0.10	-1.05	2.82	27.76	0.97	NM	146.09	9.76	156.03	NM	0.20	0.66	NM
CFBK Central Federal Corp. of OH*	1.13	1.09	-2.14	-45.85	NM	-2.30	-49.22	6.08	40.02	3.86	NM	58.48	0.66	60.42	NM	0.00	0.00	NM
CHFN Charter Fin Corp MHC GA (38.4)	12.19	11.71	0.24	1.87	1.57	0.31	2.41	1.97	70.53	NA	NM	120.11	14.64	125.71	NM	0.20	2.25	NM
CHEV Cheviot Financial Corp. of OH*	16.46	14.65	0.41	4.22	3.87	0.41	4.22	3.86	6.11	NA	25.82	64.09	10.55	71.97	25.82	0.32	3.64	NM
CBNK Chicopee Bancorp, Inc. of MA*	14.73	14.73	0.19	1.23	1.37	0.16	1.05	1.15	63.67	0.98	NM	90.24	13.29	90.24	NM	0.00	0.00	0.00
CZWI Citizens Comm Bncorp Inc of WI*	9.93	9.86	0.00	0.00	0.00	-0.01	-0.10	1.83	56.86	1.29	NM	60.18	5.98	60.65	NM	0.00	0.00	NM
CSBC Citizens South Bnkg Corp of NC*	6.68	6.56	-0.06	-0.74	-1.23	0.23	2.71	3.06	38.54	1.58	NM	77.83	5.20	79.35	22.18	0.04	0.82	NM
CSBK Clifton Svg Bp MHC of NJ(35.8)	16.59	16.59	0.74	4.60	3.24	0.72	4.46	0.37	46.07	0.46	30.88	139.35	23.12	139.35	31.87	0.24	2.43	NM
COBK Colonial Financial Serv. of NJ*	11.87	11.87	0.55	4.66	6.44	0.53	4.44	4.81	17.32	1.66	15.52	71.75	8.52	71.75	16.30	0.00	0.00	0.00
CFFC Community Fin. Corp. of VA*	7.38	7.38	0.19	2.01	6.39	0.19	2.01	7.87	24.15	2.11	15.65	41.76	3.08	41.76	25.65	0.00	0.00	0.00
DCOM Dime Community Bancshars of NY*	8.98	7.70	1.17	13.73	10.26	1.18	13.84	1.39	38.23	0.57	9.75	128.14	11.51	151.61	9.68	0.56	4.26	41.48
ESBF ESB Financial Corp. of PA*	9.17	7.18	0.81	9.00	8.25	0.79	8.83	0.76	40.84	NA	12.12	106.08	9.73	138.37	12.35	0.40	3.06	37.04
ESSA ESSA Bancorp, Inc. of PA*	14.72	14.58	0.47	3.13	4.37	0.43	2.91	2.15	34.68	1.08	22.88	72.35	10.65	73.16	24.60	0.20	2.03	46.51
EBMT Eagle Bancorp Montanta of MT*	16.02	16.02	0.55	3.44	4.67	0.27	1.68	1.62	31.65	0.89	21.40	73.38	11.76	73.38	NM	0.29	2.88	61.70
FFCO FedFirst Financial Corp of PA*	17.53	17.23	0.26	1.47	2.10	0.20	1.13	1.03	88.23	1.25	NM	70.86	12.42	72.37	NM	0.12	0.84	40.00
FSBI Fidelity Bancorp, Inc. of PA*	6.74	6.37	0.27	3.60	5.14	0.20	2.69	3.76	22.97	NA	19.44	78.99	5.32	83.97	26.07	0.08	0.70	13.56
FBSI First Bancshares, Inc. of MO*	8.63	8.60	-1.72	-18.85	NM	-1.86	-20.43	2.27	36.95	1.74	NM	54.40	4.69	54.60	NM	0.00	0.00	NM
FCAP First Capital, Inc. of IN*	11.60	10.50	0.90	8.04	6.81	0.80	7.20	1.97	48.54	1.53	14.69	114.88	13.33	128.52	16.41	0.76	3.62	53.15
FCLF First Clover Leaf Fin Cp of IL*	13.81	11.90	0.34	2.47	4.22	0.22	1.58	4.23	20.19	1.96	23.72	58.95	8.14	69.93	37.06	0.24	4.05	NM
FBNK First Connecticut Bncorp of CT*	15.57	15.57	-0.26	-1.89	-1.79	0.00	0.00	2.25	42.07	1.32	NM	91.20	14.20	91.20	NM	0.12	0.93	NM
FDEF First Defiance Fin. Corp of OH*	11.67	8.69	0.66	5.10	8.77	0.46	3.60	2.45	54.84	1.94	11.40	63.86	7.46	88.70	16.17	0.20	1.26	14.39
FFNM First Fed of N. Michigan of MI*	11.32	11.18	0.34	3.13	6.93	0.25	2.28	4.18	17.83	1.18	14.42	44.01	4.98	44.64	19.74	0.00	0.00	0.00
FFBH First Fed. Bancshares of AR(8)*	11.90	11.87	-3.24	-31.65	-11.61	-3.28	-31.96	11.69	30.77	5.85	NM	241.18	28.70	241.85	NM	0.20	2.32	NM
FFNW First Fin NW, Inc of Renton WA*	17.11	17.11	0.38	2.43	2.88	0.25	1.58	11.03	12.97	2.13	34.74	82.88	14.18	82.88	NM	0.00	0.00	0.00
BANC First PacTrust Bancorp of CA*	15.27	15.27	-0.36	-2.02	-2.55	-0.43	-2.38	4.25	22.78	1.33	NM	83.87	12.80	83.87	NM	0.48	4.38	NM
FSFG First Savings Fin. Grp. of IN*	11.08	9.75	0.70	5.73	8.55	0.70	5.69	2.17	41.50	1.37	11.70	71.79	7.96	82.84	11.77	0.00	0.00	0.00
FFIC Flushing Fin. Corp. of NY*	9.72	9.36	0.82	8.70	8.63	0.84	8.93	3.20	21.96	0.95	11.59	98.00	9.53	102.17	11.29	0.52	3.94	45.61
FXCB Fox Chase Bancorp, Inc. of PA*	18.53	18.53	0.44	2.34	2.83	0.41	2.15	3.37	33.22	1.72	35.30	88.48	16.40	88.48	38.41	0.16	1.23	43.24
FRNK Franklin Financial Corp. of VA*	23.54	23.54	0.10	0.56	0.55	0.30	1.61	4.63	28.77	2.38	NM	81.40	19.16	81.40	NM	0.00	0.00	0.00
GCBC Green Co Bcrp MHC of NY (44.4)	9.05	9.05	1.02	11.68	7.50	1.01	11.59	1.35	72.52	1.88	13.33	148.07	13.40	148.07	13.43	0.70	3.89	51.85
HFFC HF Financial Corp. of SD*	7.76	7.43	0.05	0.67	0.74	0.20	2.52	2.17	40.58	1.46	NM	89.50	6.94	93.80	35.59	0.45	3.72	NM
HMNF HMN Financial, Inc. of MN*	4.09	4.09	-1.60	-20.31	NM	-1.73	-21.99	9.05	34.70	3.81	NM	41.78	1.71	41.78	NM	0.00	0.00	NM
HBNK Hampden Bancorp, Inc. of MA*	15.20	15.20	0.27	1.66	2.02	0.23	1.46	3.19	31.70	NA	NM	87.39	13.28	87.39	NM	0.16	1.29	64.00
HARL Harleysville Svgs Fin Cp of PA*	6.97	6.97	0.65	9.87	8.35	0.73	11.07	0.43	92.80	0.74	11.97	114.36	7.97	114.36	10.67	0.80	4.55	54.42
HBOS Heritage Fin Group, Inc of GA*	11.39	10.99	0.39	3.13	3.86	0.63	5.04	1.46	42.99	1.34	25.89	79.54	9.06	82.78	16.04	0.16	1.40	36.36
HIFS Hingham Inst. for Sav. of MA*	7.30	7.30	1.13	15.54	9.94	1.13	15.54	1.12	61.12	0.87	10.06	147.38	10.75	147.38	10.06	1.00	1.75	17.64

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of May 4, 2012

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
			Tang.	Reported Earnings			Core Earnings								Price/	Price/	Ind.	Divi-	
	Financial Institution	Equity/ Assets (%)	Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Tang. Book (%)	Core Earnings (x)	Div./ Share ($)	dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																			
HBCP	Home Bancorp Inc. Lafayette LA*	13.93	13.70	0.63	3.85	3.79	0.78	4.73	1.94	30.63	0.85	26.36	100.58	14.01	102.59	21.48	0.00	0.00	0.00
HFBL	Home Federal Bancorp Inc of LA*	20.72	20.72	0.98	4.40	5.09	0.36	1.60	0.09	423.74	0.80	19.65	84.83	17.58	84.83	NM	0.24	1.65	32.43
HMST	HomeStreet, Inc. of WA*	7.03	7.03	-0.18	NM	-3.66	-0.18	NM	11.25	20.40	2.17	NM	70.71	4.97	70.71	NM	0.00	0.00	NM
HFBC	HopFed Bancorp, Inc. of KY*	9.63	9.59	0.18	1.66	3.47	-0.03	-0.27	1.49	86.23	1.89	28.80	53.81	5.18	54.09	NM	0.08	1.11	32.00
HCBK	Hudson City Bancorp, Inc of NJ*	10.06	9.74	-1.40	-14.88	-20.53	-0.36	-3.85	2.10	25.20	0.97	NM	78.36	7.88	81.18	NM	0.32	4.73	NM
IROQ	IF Bancorp, Inc. of IL*	17.47	17.47	0.18	1.42	1.46	0.11	0.87	1.59	40.53	1.24	NM	70.33	12.28	70.33	NM	0.00	0.00	0.00
ISBC	Investors Bcrp MHC of NJ(42.5)	9.03	8.80	0.77	8.37	4.62	0.72	7.78	1.64	67.44	1.35	21.63	175.23	15.83	180.45	23.29	0.00	0.00	0.00
JXSB	Jacksonville Bancorp Inc of IL*	13.40	12.62	1.07	8.51	10.40	0.95	7.52	1.40	76.00	NA	9.62	76.76	10.28	82.21	10.89	0.30	1.82	17.54
JFBI	Jefferson Bancshares Inc of TN*	9.73	9.43	-0.92	-9.52	NM	-0.98	-10.12	5.98	31.04	1.95	NM	26.22	2.55	27.13	NM	0.00	0.00	NM
KFFB	KY Fst Fed Bp MHC of KY (38.9)	24.93	20.04	0.77	3.04	2.71	0.77	3.04	2.28	15.62	0.46	36.96	111.55	27.81	147.83	36.96	0.40	4.71	NM
KFFG	Kaiser Federal Fin Group of CA*	17.16	16.81	0.98	5.59	6.62	0.98	5.59	2.94	40.43	1.11	15.10	82.83	14.22	84.95	15.10	0.28	2.02	30.43
KRNY	Kearny Fin Cp MHC of NJ (25.0)	17.01	13.69	0.30	1.80	1.40	0.28	1.66	NA	NA	0.72	NM	127.79	21.73	165.01	NM	0.20	2.15	NM
LSBI	LSB Fin. Corp. of Lafayette IN*	9.93	9.93	0.15	1.51	2.06	-0.06	-0.56	NA	NA	1.71	NM	73.17	7.27	73.17	NM	0.00	0.00	0.00
LPSB	LaPorte Bancrp MHC of IN(45.0)	11.67	9.99	0.71	6.17	8.14	0.52	4.59	1.55	51.14	1.25	12.29	71.97	8.40	85.66	16.54	0.16	1.86	22.86
LSBK	Lake Shore Bnp MHC of NY(38.8)	13.09	13.09	0.76	6.18	6.14	0.82	6.67	0.56	44.06	NA	16.29	93.78	12.28	93.78	15.07	0.28	2.77	45.16
LABC	Louisiana Bancorp, Inc. of LA*	18.37	18.37	0.66	3.58	4.05	0.56	3.03	0.40	142.94	0.84	24.69	90.42	16.61	90.42	29.18	0.00	0.00	0.00
MSBF	MSB Fin Corp MHC of NJ (40.3)	11.63	11.63	0.20	1.75	2.33	0.20	1.75	7.94	9.79	NA	NM	75.00	8.73	75.00	NM	0.12	2.00	NM
MGYR	Magyar Bancorp MHC of NJ(44.7)	8.47	8.47	-0.07	-0.79	-1.33	-0.14	-1.70	9.45	7.70	1.04	NM	58.59	4.97	58.59	NM	0.00	0.00	NM
MLVF	Malvern Fed Bncp MHC PA(44.5)	9.25	9.25	-0.62	-6.75	-8.04	-0.65	-7.15	3.80	32.59	1.70	NM	83.76	7.75	83.76	NM	0.12	1.42	NM
MFLR	Mayflower Bancorp, Inc. of MA*	8.84	8.84	0.52	5.97	6.40	0.36	4.14	NA	NA	0.94	15.61	91.15	8.06	91.15	22.51	0.24	2.48	38.71
EBSB	Meridian Fn Serv MHC MA (40.8)	11.14	10.52	0.62	5.48	4.13	0.36	3.15	2.93	21.27	0.99	24.22	131.72	14.67	140.49	NM	0.00	0.00	0.00
CASH	Meta Financial Group of IA*	6.29	6.19	0.58	9.05	10.73	0.78	12.05	1.41	23.75	1.42	9.32	76.50	4.82	77.93	7.00	0.52	2.54	23.64
NASB	NASB Fin, Inc. of Grandview MO*	12.88	12.71	-0.65	-5.43	-5.87	-2.38	-19.76	9.14	52.61	5.53	NM	90.68	11.68	92.13	NM	0.90	5.03	NM
NECB	NE Comm Bncrp MHC of NY (43.2)	21.89	21.61	0.52	2.23	3.42	0.52	2.23	7.17	21.08	2.06	29.26	65.64	14.37	66.75	29.26	0.12	2.16	63.16
NHTB	NH Thrift Bancshares of NH*	8.51	5.76	0.68	6.97	9.30	0.42	4.27	1.22	76.26	1.21	10.75	84.20	7.16	128.03	17.52	0.52	4.07	43.70
NVSL	Naugatuck Valley Fin Crp of CT*	14.48	14.47	0.43	3.48	4.66	0.24	1.99	4.66	31.06	1.73	21.46	63.43	9.18	63.48	37.55	0.12	1.60	34.29
NFSB	Newport Bancorp, Inc. of RI*	11.38	11.38	0.32	2.83	3.00	0.32	2.83	0.42	188.30	1.03	33.29	92.67	10.54	92.67	33.29	0.00	0.00	0.00
NFBK	Northfield Bcp MHC of NY(41.8)	16.09	15.52	0.73	4.32	3.13	0.83	4.94	2.81	40.06	2.60	32.00	141.92	22.84	148.18	28.00	0.24	1.79	57.14
NWBI	Northwest Bancshares Inc of PA*	14.51	12.60	0.80	5.24	5.49	0.80	5.24	2.63	34.79	1.30	18.23	101.69	14.75	119.70	18.23	0.48	3.99	72.73
OBAF	OBA Financial Serv. Inc of MD*	19.88	19.88	0.13	0.63	0.79	0.14	0.69	2.39	25.45	NA	NM	83.33	16.56	83.33	NM	0.00	0.00	0.00
OSHC	Ocean Shore Holding Co. of NJ*	10.53	9.98	0.55	4.92	5.88	0.61	5.48	0.54	74.71	0.54	17.00	81.96	8.63	86.92	15.26	0.24	2.02	34.29
OCFC	OceanFirst Fin. Corp of NJ*	9.42	9.42	0.92	9.89	7.73	0.83	8.91	2.76	36.42	1.16	12.94	124.27	11.70	124.27	14.35	0.48	3.31	42.86
OFED	Oconee Fed Fn Cp MHC SC (35.0)	21.72	21.72	0.69	3.39	3.41	0.98	4.80	0.72	27.14	0.28	29.32	93.47	20.30	93.47	20.72	0.40	3.33	NM
OABC	OmniAmerican Bancorp Inc of TX*	14.89	14.89	0.30	1.96	1.74	0.22	1.40	3.27	19.56	1.07	NM	113.05	16.83	113.05	NM	0.00	0.00	0.00
ONFC	Oneida Financial Corp. of NY*	13.24	9.85	0.89	6.75	8.14	0.83	6.28	0.78	58.69	1.04	12.29	83.13	11.01	116.07	13.20	0.48	4.49	55.17
ORIT	Oritani Financial Corp of NJ*	19.47	19.47	1.12	4.90	4.49	1.14	4.98	0.87	120.44	1.56	22.28	127.89	24.90	127.89	21.94	0.60	4.21	NM
PSBH	PSB Hldgs Inc MHC of CT (42.9)	9.70	8.30	0.26	2.69	4.11	0.70	7.22	3.00	21.88	1.19	24.32	66.19	6.42	78.57	9.06	0.16	3.46	NM
PVFC	PVF Capital Corp. of Solon OH*	8.68	8.68	-1.01	-10.99	-14.55	-1.85	-20.21	8.70	43.55	2.92	NM	79.48	6.90	79.48	NM	0.00	0.00	NM
PBHC	Pathfinder BC MHC of NY (36.3)	5.61	4.78	0.42	5.19	7.20	0.31	3.74	1.40	67.93	1.35	13.90	99.58	5.58	117.83	19.29	0.12	1.27	17.65
PEOP	Peoples Fed Bancshrs Inc of MA*	20.73	20.73	0.54	2.52	2.55	0.53	2.46	1.66	36.59	0.84	39.29	100.30	20.79	100.30	NM	0.00	0.00	0.00
PBCT	Peoples United Financial of CT*	18.96	12.01	0.76	3.79	4.59	0.81	4.06	2.48	26.20	0.89	21.77	82.42	15.62	141.25	20.32	0.64	5.25	NM
PBSK	Poage Bankshares, Inc. of KY*	18.71	18.71	0.54	2.95	4.37	0.47	2.55	1.08	44.41	0.84	22.88	67.16	12.57	67.16	26.44	0.16	1.34	30.77
PROV	Provident Fin. Holdings of CA*	10.88	10.87	0.82	7.93	9.22	-0.55	-5.31	4.06	46.39	2.35	10.85	83.21	9.05	83.27	NM	0.16	1.47	16.00
PBNY	Provident NY Bncrp, Inc. of NY*	14.19	9.34	0.35	2.48	3.52	0.25	1.77	2.05	42.28	1.54	28.39	68.83	9.77	110.57	39.75	0.24	3.02	NM
PBIP	Prudential Bncp MHC PA (25.4)	11.59	11.59	0.12	1.07	1.09	0.18	1.61	3.18	21.41	1.41	NM	94.65	10.97	94.65	NM	0.00	0.00	0.00
PULB	Pulaski Fin Cp of St. Louis MO*	6.80	6.52	0.43	4.90	6.99	0.24	2.73	5.51	35.66	1.56	14.31	92.77	6.31	97.00	25.66	0.38	5.11	73.08
RIVR	River Valley Bancorp of IN*	6.88	6.86	0.36	4.32	5.89	0.21	2.60	5.13	18.35	1.52	16.99	85.54	5.88	85.82	28.21	0.84	5.32	NM
RVSB	Riverview Bancorp, Inc. of WA*	10.61	7.87	-1.72	-14.19	NM	-1.72	-14.19	7.26	25.44	2.29	NM	38.57	4.09	53.58	NM	0.00	0.00	NM
RCKB	Rockville Fin New, Inc. of CT*	19.05	19.00	0.41	2.40	2.18	0.62	3.65	0.81	109.05	1.09	NM	99.22	18.90	99.57	30.16	0.36	3.14	NM
ROMA	Roma Fin Corp MHC of NJ (25.5)	11.45	11.36	0.37	3.23	2.57	0.36	3.09	NA	NA	0.56	38.87	125.39	14.36	126.45	NM	0.32	3.58	NM
SIFI	SI Financial Group, Inc. of CT*	13.67	13.29	0.26	2.02	2.00	0.24	1.85	1.89	29.27	0.84	NM	93.27	12.75	96.32	NM	0.12	1.04	52.17
SPBC	SP Bancorp, Inc. of Plano, TX*	12.13	12.13	0.36	2.86	4.52	-0.05	-0.42	3.24	19.82	0.80	22.13	62.24	7.55	62.24	NM	0.00	0.00	0.00
SVBI	Severn Bancorp, Inc. of MD*	8.72	8.68	-0.05	-0.48	-1.63	-0.11	-0.95	12.71	25.80	3.68	NM	39.23	3.42	39.43	NM	0.00	0.00	NM
STND	Standard Financial Corp. of PA*	17.92	16.12	0.74	4.21	5.67	0.73	4.13	1.24	84.21	NA	17.63	72.95	13.08	82.92	18.01	0.18	1.07	18.95
SIBC	State Investors Bancorp of LA*	19.21	19.21	0.42	3.02	2.91	0.69	4.95	1.42	45.87	NA	34.33	75.00	14.41	75.00	20.95	0.00	0.00	0.00
THRD	TF Fin. Corp. of Newtown PA*	11.35	10.79	0.57	5.21	5.59	0.45	4.09	NA	NA	1.40	17.90	91.10	10.34	96.47	22.83	0.20	0.80	14.39
TFSL	TFS Fin Corp MHC of OH (26.4)	16.23	16.16	0.23	1.40	0.84	0.23	1.40	3.45	41.80	0.99	NM	163.68	26.56	164.53	NM	0.00	0.00	0.00
TBNK	Territorial Bancorp, Inc of HI*	13.91	13.90	0.84	5.97	5.46	0.84	5.97	0.37	27.13	0.22	18.32	109.48	15.23	109.59	18.32	0.40	1.88	34.48
TSBK	Timberland Bancorp, Inc. of WA*	9.69	8.95	-0.01	-0.08	-0.20	-0.11	-0.89	7.54	21.89	2.24	NM	48.62	4.71	53.07	NM	0.00	0.00	NM
TRST	TrustCo Bank Corp NY of NY*	7.98	7.96	0.80	11.22	6.60	0.78	10.90	1.27	90.02	1.92	15.14	146.41	11.68	146.81	15.59	0.26	4.91	74.29
UCBA	United Comm Bncp MHC IN (40.7)	11.74	11.07	0.05	0.43	0.51	-0.13	-1.15	6.84	16.61	1.82	NM	84.98	9.98	90.83	NM	0.44	7.41	NM
UCFC	United Community Fin. of OH*	9.30	9.28	0.02	0.18	0.59	-0.31	-3.59	9.34	22.28	2.95	NM	29.36	2.73	29.41	NM	0.00	0.00	0.00
UBNK	United Financial Bncrp of MA*	14.01	13.55	0.70	4.98	4.49	0.69	4.91	0.87	77.21	0.99	22.29	110.08	15.42	114.40	22.61	0.36	2.24	50.00
WSB	WSB Holdings, Inc. of Bowie MD*	14.10	14.10	0.33	2.41	4.57	-0.04	-0.30	9.11	22.40	NA	21.88	51.55	7.27	51.55	NM	0.00	0.00	0.00
WSFS	WSFS Financial Corp. of DE*	7.92	7.18	0.49	5.26	5.87	0.41	4.48	2.09	59.86	1.94	17.04	99.97	7.92	111.17	20.01	0.48	1.23	20.96
WVFC	WVS Financial Corp. of PA*	11.59	11.59	0.64	5.44	10.08	0.67	5.73	0.67	31.78	NA	9.92	52.80	6.12	52.80	9.42	0.16	2.12	21.05

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit IV-1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of May 4, 2012

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings: ROA(5) (%)	Reported Earnings: ROE(5) (%)	Reported Earnings: ROI(5) (%)	Core Earnings: ROA(5) (%)	Core Earnings: ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																		
WAFD Washington Federal, Inc. of WA*	14.18	12.52	0.83	5.98	5.89	0.79	5.70	NA	NA	1.77	16.97	98.93	14.03	114.24	17.83	0.32	1.81	30.77
WSBF Waterstone Fin MHC of WI(26.2)	9.71	9.67	-0.43	-4.40	-7.97	-1.84	-18.90	9.31	20.34	2.49	NM	56.58	5.49	56.79	NM	0.00	0.00	NM
WAYN Wayne Savings Bancshares of OH*	9.68	9.26	0.43	4.45	6.69	0.40	4.22	3.01	31.25	1.63	14.95	65.58	6.35	68.92	15.76	0.24	2.77	41.38
WEBK Wellesley Bancorp, Inc. of MA*	13.99	13.99	0.64	NM	5.74	0.64	NM	1.40	84.24	1.48	17.41	79.69	11.15	79.69	17.41	0.00	0.00	0.00
WFD Westfield Fin. Inc. of MA*	18.20	18.18	0.45	2.47	2.90	0.45	2.47	1.50	37.47	1.40	34.48	83.80	15.25	83.89	34.48	0.24	3.31	NM
WBKC Wolverine Bancorp, Inc. of MI*	22.13	22.13	0.36	1.84	2.75	0.25	1.26	5.42	59.69	3.74	36.32	61.68	13.65	61.68	NM	0.00	0.00	0.00

EXHIBIT IV-2

Historical Stock Price Indices

Exhibit IV-2
Historical Stock Price Indices(1)

Year/Qtr. Ended		DJIA	S&P 500	NASDAQ Composite	SNL Thrift Index	SNL Bank Index
2000:	Quarter 1	10921.9	1498.6	4572.8	545.6	421.24
	Quarter 2	10447.9	1454.6	3966.1	567.8	387.37
	Quarter 3	10650.9	1436.5	3672.8	718.3	464.64
	Quarter 4	10786.9	1320.3	2470.5	874.3	479.44
2001:	Quarter 1	9878.8	1160.3	1840.3	885.2	459.24
	Quarter 2	10502.4	1224.4	2160.5	964.5	493.70
	Quarter 3	8847.6	1040.9	1498.8	953.9	436.60
	Quarter 4	10021.5	1148.1	1950.4	918.2	473.67
2002:	Quarter 1	10403.9	1147.4	1845.4	1006.7	498.30
	Quarter 2	9243.3	989.8	1463.2	1121.4	468.91
	Quarter 3	7591.9	815.3	1172.1	984.3	396.80
	Quarter 4	8341.6	879.8	1335.5	1073.2	419.10
2003:	Quarter 1	7992.1	848.2	1341.2	1096.2	401.00
	Quarter 2	8985.4	974.5	1622.8	1266.6	476.07
	Quarter 3	9275.1	996.0	1786.9	1330.9	490.90
	Quarter 4	10453.9	1112.0	2003.4	1482.3	548.60
2004:	Quarter 1	10357.7	1126.2	1994.2	1585.3	562.20
	Quarter 2	10435.5	1140.8	2047.8	1437.8	546.62
	Quarter 3	10080.3	1114.6	1896.8	1495.1	556.00
	Quarter 4	10783.0	1211.9	2175.4	1605.6	595.10
2005:	Quarter 1	10503.8	1180.6	1999.2	1516.6	551.00
	Quarter 2	10275.0	1191.3	2057.0	1577.1	563.27
	Quarter 3	10568.7	1228.8	2151.7	1527.2	546.30
	Quarter 4	10717.5	1248.3	2205.3	1616.4	582.80
2006:	Quarter 1	11109.3	1294.8	2339.8	1661.1	595.50
	Quarter 2	11150.2	1270.2	2172.1	1717.9	601.14
	Quarter 3	11679.1	1335.9	2258.4	1727.1	634.00
	Quarter 4	12463.2	1418.3	2415.3	1829.3	658.60
2007:	Quarter 1	12354.4	1420.9	2421.6	1703.6	634.40
	Quarter 2	13408.6	1503.4	2603.2	1645.9	622.63
	Quarter 3	13895.6	1526.8	2701.5	1523.3	595.80
	Quarter 4	13264.8	1468.4	2652.3	1058.0	492.85
2008:	Quarter 1	12262.9	1322.7	2279.1	1001.5	442.5
	Quarter 2	11350.0	1280.0	2293.0	822.6	332.2
	Quarter 3	10850.7	1166.4	2082.3	760.1	414.8
	Quarter 4	8776.4	903.3	1577.0	653.9	268.3
2009:	Quarter 1	7608.9	797.9	1528.6	542.8	170.1
	Quarter 2	8447.0	919.3	1835.0	538.8	227.6
	Quarter 3	9712.3	1057.1	2122.4	561.4	282.9
	Quarter 4	10428.1	1115.1	2269.2	587.0	260.8
2010:	Quarter 1	10856.6	1169.4	2398.0	626.3	301.1
	Quarter 2	9744.0	1030.7	2109.2	564.5	257.2
	Quarter 3	9744.0	1030.7	2109.2	564.5	257.2
	Quarter 4	11577.5	1257.6	2652.9	592.2	290.1
2011:	Quarter 1	12319.7	1325.8	2781.1	578.1	293.1
	Quarter 2	12414.3	1320.6	2773.5	540.8	266.8
	Quarter 3	10913.4	1131.4	2415.4	443.2	198.9
	Quarter 4	12217.6	1257.6	2605.2	481.4	221.3
2012:	Quarter 1	13212.0	1408.5	3091.6	529.3	284.9
	As of May 4, 2012	13038.3	1369.1	2956.3	513.7	266.4

(1) End of period data.

Sources: SNL Financial and The Wall Street Journal.

EXHIBIT IV-3

Historical Thrift Stock Indices

SNL ThriftInvestor

Index Values

	Index Values				Price Appreciation (%)		
	Apr 30, 12	Mar 30, 12	Dec 30, 11	Apr 29, 11	1 Month	YTD	LTM
All Pub. Traded Thrifts	523.3	529.3	481.4	575.9	-1.13	8.71	-9.14
MHC Index	2,871.5	2,832.0	2,658.7	3,015.8	1.39	8.00	-4.78
Stock Exchange Indexes							
NYSE Thrifts	99.3	101.5	89.1	123.9	-2.21	11.48	-19.85
OTC Thrifts	1,433.9	1,446.1	1,327.9	1,511.7	-0.84	7.98	-5.15
Geographic Indexes							
Mid-Atlantic Thrifts	2,146.9	2,190.1	1,977.7	2,465.2	-1.97	8.56	-12.91
Midwestern Thrifts	1,586.3	1,573.4	1,405.3	1,718.2	0.82	12.88	-7.68
New England Thrifts	1,593.9	1,662.9	1,589.1	1,686.0	-4.15	0.31	-5.46
Southeastern Thrifts	212.5	194.4	183.5	232.3	9.27	15.76	-8.52
Southwestern Thrifts	450.3	441.1	383.4	374.1	2.09	17.45	20.38
Western Thrifts	58.8	56.4	47.9	54.5	4.41	22.84	8.03
Asset Size Indexes							
Less than $250M	786.5	798.3	755.2	746.0	-1.47	4.15	5.44
$250M to $500M	2,858.1	2,836.4	2,647.7	2,835.1	0.77	7.95	0.81
$500M to $1B	1,266.1	1,233.9	1,095.0	1,284.0	2.61	15.63	-1.39
$1B to $5B	1,571.8	1,577.0	1,437.5	1,558.9	-0.33	9.34	0.83
Over $5B	239.0	243.6	221.3	277.3	-1.87	8.03	-13.80
Pink Indexes							
Pink Thrifts	153.3	151.4	138.5	150.4	1.22	10.63	1.94
Less than $75M	384.3	379.9	372.4	413.7	1.16	3.21	-7.10
Over $75M	154.6	152.7	139.5	151.3	1.22	10.80	2.15
Comparative Indexes							
Dow Jones Industrials	13,213.6	13,212.0	12,217.6	12,810.5	0.01	8.15	3.15
S&P 500	1,397.9	1,408.5	1,257.6	1,363.6	-0.75	11.16	2.52

All SNL indexes are market-value weighted; i.e., an institution's effect on an index is proportionate to that institution's market capitalization. All SNL thrift indexes, except for the SNL MHC Index, began at 100 on March 30, 1984. The SNL MHC Index began at 201.082 on Dec. 31, 1992, the level of the SNL Thrift Index on that date. On March 30, 1984, the S&P 500 closed at 159.2 and the Dow Jones Industrial stood at 1,164.9.

Mid-Atlantic: DE, DC, MD, NJ, NY, PA, PR; Midwest: IA, IL, IN, KS, KY, MI, MN, MO, ND, NE, OH, SD, WI;
New England: CT, MA, ME, NH, RI, VT; Southeast: AL, AR, FL, GA, MS, NC, SC, TN, VA, WV;
Southwest: CO, LA, NM, OK, TX, UT; West: AZ, AK, CA, HI, ID, MT, NV, OR, WA, WY

EXHIBIT IV-4

Market Area Acquisition Activity

Exhibit IV-4
Pennsylvania Thrift Acquisitions 2008-Present

						Target Financials at Announcement							Deal Terms and Pricing at Announcement						
Announce Date	Complete Date	Buyer Short Name		Target Name		Total Assets ($000)	E/A (%)	TE/A (%)	ROAA (%)	ROAE (%)	NPAs/ Assets (%)	Rsrvs/ NPLs (%)	Deal Value ($M)	Value/ Share ($)	P/B (%)	P/TB (%)	P/E (x)	P/A (%)	Prem/ Cdeps (%)
06/15/2011	Def Agrmt	F.N.B. Corp.	PA	Parkvale Financial Corporation	PA	1,801,292	6.88	5.42	-0.83	-12.20	2.04	69.38	130.7	22.738	137.81	197.55	NM	7.26	NA
01/26/2011	Def Agrmt	Susquehanna Bancshares Inc.	PA	Abington Bancorp, Inc.	PA	1,247,098	16.99	16.99	0.61	3.60	3.18	26.68	273.8	13.042	124.09	124.09	33.44	21.96	NA
12/14/2010	05/31/2011	Norwood Financial Corp.	PA	North Penn Bancorp, Inc.	PA	164,505	12.10	12.10	0.79	6.41	1.36	90.30	27.4	19.395	125.21	125.21	20.63	16.68	6.39
10/01/2010	Def Agrmt	e3holding inc.	PA	American Eagle Savings Bank	PA	22,298	3.92	3.92	-3.85	-80.12	0.00	NA	12.0	NA	NA	NA	NA	NA	NA
11/03/2009	07/01/2010	Bryn Mawr Bank Corp.	PA	First Keystone Financial, Inc.	PA	525,376	6.22	6.22	-0.58	-8.87	0.58	115.44	32.8	13.426	99.90	99.90	NM	6.24	NA
06/16/2009	07/01/2010	Fidelity S&L Assn.	PA	Croydon Savings Bank	PA	12,917	7.60	7.60	-1.57	-17.00	11.63	24.50	NA	NA	NA	NA	NA	NA	NA
01/29/2009	10/23/2009	Northwest Bancorp Inc. (MHC)	PA	Keystone State Savings Bank	PA	25,650	14.71	14.71	-0.27	-1.83	0.00	NA	NA	NA	NA	NA	NA	NA	NA
10/13/2008	01/30/2009	Banco Santander S.A.		Sovereign Bancorp, Inc.	PA	77,321,406	9.49	4.92	-2.94	-30.08	0.91	150.03	1,909.9	3.810	35.41	68.40	NM	3.27	NA
05/22/2008	10/17/2008	Emclaire Financial Corp.	PA	Elk County S&L Association	PA	10,404	22.90	22.90	0.24	1.05	0.54	NA	3.5	NA	NA	NA	NA	NA	NA
05/20/2008	12/05/2008	Harleysville National Corp.	PA	Willow Financial Bancorp, Inc.	PA	1,568,858	12.74	6.19	0.38	2.88	0.30	270.17	161.5	10.235	79.65	175.85	26.24	10.29	7.34
02/25/2008	10/17/2008	Sharon MHC	PA	Morton Savings Bank	PA	19,484	5.74	5.74	-0.66	-10.79	0.00	NA	NA	NA	NA	NA	NA	NA	NA
09/06/2007	02/01/2008	National Penn Bancshares Inc.	PA	KNBT Bancorp, Inc.	PA	2,888,789	12.19	7.90	0.68	5.56	0.15	407.84	460.1	17.119	126.34	204.67	22.82	15.93	13.14
				Average:		7,134,006	10.96	9.55	-0.67	-11.78	1.72	144.29			104.06	142.24	25.78	11.66	8.96
				Median:		344,941	10.80	6.91	-0.43	-5.35	0.56	102.87			124.09	125.21	24.53	10.29	7.34

Source: SNL Financial, LC.

EXHIBIT IV-5

Polonia Bancorp, Inc.
Director and Senior Management Summary Resumes

Exhibit IV-5
Polonia Bancorp, Inc.
Director and Senior Management Summary Resumes

The following directors have terms ending in 2013:

Dr. Eugene Andruczyk is the President of Clinical Research of Philadelphia, a medical research firm. Prior to January 2011, Dr. Andruczyk was a self-employed physician. Age 63. Director of Polonia Bank since 1995 and director of old Polonia Bancorp and Polonia MHC since their formation. Dr. Andruczyk's career in the medical research field and as a self-employed physician provides new Polonia Bancorp with organizational understanding and expertise. In addition, as an active member of the community, Dr. Andruczyk maintains contact with and is in touch with the local consumer environment.

Frank J. Byrne is the owner of a restaurant, Byrnes Tavern and Crabs, located in Philadelphia. Age 65. Director of Polonia Bank since 1995 and director of old Polonia Bancorp and Polonia MHC since their formation. Mr. Byrne brings significant business and management level experience from a setting outside of the financial services industry. In addition, through his business experience, Mr. Byrne has gained significant marketing knowledge, adding additional value to the Board.

The following directors have terms ending in 2014:

Timothy G. O'Shaughnessy began his tenure as the Chief Financial Officer for the Archdiocese of Philadelphia in April 2012. He served as the Chief Financial Officer for St. Joseph's Preparatory High School in Philadelphia, Pennsylvania from August 2008 until April 2012. Prior to his tenure at St. Joseph's, from January 1989 to April 2007 Mr. O'Shaughnessy was a group chief financial officer for Aramark Corporation. Age 48. Director of Polonia Bank since 2008 and director of old Polonia Bancorp and Polonia MHC since their formation. Mr. O'Shaughnessy provides expertise with regard to tax, financial and accounting matters. His experience as a chief financial officer provides him with the ability to read and understand financial statements.

Edward W. Lukiewski served as President of Polonia Bank from 1988 until 1995 and is currently retired. Age 87. Director of Polonia Bank since 1948 and director of old Polonia Bancorp and Polonia MHC since their formation. Mr. Lukiewski is valued by the Board for his executive management experience and knowledge of Polonia Bank's business and history as well as financial industry issues.

The following directors have terms ending in 2015:

Anthony J. Szuszczewicz has been the Chairman of the Board, President and Chief Executive Officer of Polonia Bank, old Polonia Bancorp, Polonia MHC and new Polonia Bancorp since 1995, January 2007, January 2007 and August 2011, respectively. Age 71. Director of Polonia Bank since 1984 and director of old Polonia Bancorp and Polonia MHC since their formation. Mr. Szuszczewicz' extensive experience in the local banking industry and involvement in business and civic organizations in the communities in which Polonia Bank conducts business affords the Board valuable insight regarding the business and operation of Polonia Bank. Mr. Szuszczewicz' knowledge of old Polonia Bancorp's and Polonia Bank's business and history position him well to continue to serve as new Polonia Bancorp's Chairman and Chief Executive Officer.

Robert J. Woltjen is the President and General Manager of Fairmount Pharmacy, Inc. Age 46. Director of Polonia Bank since 2006 and director of old Polonia Bancorp and Polonia MHC since their formation. As a successful business executive, Mr. Woltjen has a knowledgeable skill set that positions him well to continue to serve as a director of new Polonia Bancorp.

Executive Officers

Our executive officers are elected annually by the board of directors and serve at the board's discretion. The following individuals currently serve as executive officers and will serve in the same positions following the conversion and the offering.

Name	Position
Anthony J. Szuszczewicz	Chairman, President and Chief Executive Officer of new Polonia Bancorp, old Polonia Bancorp, Polonia MHC and Polonia Bank
Paul D. Rutkowski..................	Chief Financial Officer and Corporate Secretary of new Polonia Bancorp, old Polonia Bancorp, Polonia MHC and Polonia Bank
Kenneth J. Maliszewski...........	Senior Vice President of new Polonia Bancorp, old Polonia Bancorp, Polonia MHC and Polonia Bank

Below is information regarding our executive officers who are not also directors. Ages are presented as of March 31, 2012.

Paul D. Rutkowski has served as Chief Financial Officer of Polonia Bank since 2005 and Corporate Secretary since 2006. Mr. Rutkowski served as Controller and Treasurer of Polonia Bank from 1992 to 2005. Mr. Rutkowski has served as Chief Financial Officer and Corporate Secretary of old Polonia Bancorp and Polonia MHC since their formation. Age 53.

Kenneth J. Maliszewski has served as Senior Vice President of Polonia Bank since 2005. Mr. Maliszewski previously served as Vice President of Polonia Bank from 1993 to 2005. Mr. Maliszewski has served as Senior Vice President of old Polonia Bancorp and Polonia MHC since their formation. Age 68.

EXHIBIT IV-6

Polonia Bancorp, Inc.
Pro Forma Regulatory Capital Ratios

Exhibit IV-6
Polonia Bancorp, Inc.
Pro Forma Regulatory Capital Ratios

	Historical at March 31, 2012		Pro Forma at March 31, 2012							
			Minimum of Offering Range 1,301,563 Shares at $8.00 per Share		Midpoint of Offering Range 1,531,250 Shares at $8.00 per Share		Maximum of Offering Range 1,760,938 Shares at $8.00 per Share		15% Above Maximum of Offering Range 2,025,078 Shares at $8.00 per Share	
	Amount	Percent of Assets(1)	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets
					(Dollars in thousands)					
Total equity under generally accepted accounting principles	$ 27,552	10.60%	$ 31,050	11.75%	$ 31,760	11.98%	$ 32,470	12.20%	$ 33,285	12.46%
Core capital:										
Actual	$ 27,192	10.49%	$ 30,690	11.63%	$ 31,400	11.86%	$ 32,110	12.09%	$ 32,925	12.35%
Requirement	10,373	4.00	10,551	4.00	10,587	4.00	10,623	4.00	10,664	4.00
Excess	$ 16,819	6.49%	$ 20,139	7.63%	$ 20,813	7.86%	$ 21,487	8.09%	$ 22,261	8.35%
Tier 1 risk-based capital:										
Actual (2)	$ 27,192	20.86%	$ 30,690	23.38%	$ 31,400	23.92%	$ 32,110	24.40%	$ 32,925	24.98%
Requirement	5,214	4.00	5,250	4.00	5,257	4.00	5,264	4.00	5,272	4.00
Excess	$ 21,978	16.86%	$ 25,440	19.38%	$ 26,143	19.92%	$ 26,846	20.40%	$ 27,653	20.98%
Total risk-based capital:										
Actual (2)	$ 28,338	21.74%	$ 31,836	24.26%	$ 32,546	24.76%	$ 33,256	25.27%	$ 34,071	25.85%
Requirement	10,428	8.00	10,500	8.00	10,514	8.00	10,528	8.00	10,545	8.00
Excess	$ 17,910	13.74%	$ 21,336	16.26%	$ 22,032	16.76%	$ 22,728	17.27%	$ 23,526	17.85%
Reconciliation of capital contributed to Polonia Bank:			102		102		102		102	
Net Proceeds contributed to Polonia Bank			$ 4,451		$ 5,347		$ 6,243		$ 7,273	
Less common stock acquired by ESOP			(703)		(827)		(951)		(1,094)	
Less common stock acquired by equity incentive plan			(352)		(414)		(476)		(548)	
Pro forma increase in GAAP and regulatory capital			$ 3,498		$ 4,208		$ 4,918		$ 5,733	

(1) Core capital levels are shown as a percentage of adjusted total assets of $259.3 million. Risk-based capital levels are shown as a percentage of risk-weighted assets of $130.4 million.

(2) Pro forma amounts and percentages include capital contributed to Polonia Bank from the offering and assume net proceeds are invested in assets that carry a 20% risk-weighting.

Source: Polonia Bancorp's prospectus.

EXHIBIT IV-7

Polonia Bancorp, Inc.
Pro Forma Analysis Sheet

EXHIBIT IV-7
PRO FORMA ANALYSIS SHEET
Polonia Bancorp, Inc.
May 4, 2012

Valuation Midpoint Pricing Multiples		Symbol	Subject at Midpoint	Peer Group Average	Peer Group Median	Pennsylvania Companies Average	Pennsylvania Companies Median	All Public Average	All Public Median
Price-earnings multiple	=	P/E	53.74 x	17.20x	15.52x	18.38x	17.90x	19.12x	17.22x
Price-core earnings multiple	=	P/CE	NM	17.10x	17.16x	20.06x	18.23x	19.99x	17.92x
Price-book ratio	=	P/B	56.86%	69.65%	72.35%	84.23%	78.99%	80.48%	79.62%
Price-tangible book ratio	=	P/TB	56.86%	71.44%	74.61%	90.86%	83.97%	86.93%	83.13%
Price-assets ratio	=	P/A	7.89%	10.51%	11.35%	10.94%	10.65%	10.06%	9.76%

Valuation Parameters

Pre-Conversion Earnings (1)(Y)	$482,000	(12 Mths 3/12)	ESOP Stock (% of Offering) (E)	6.75%	
Pre-Conversion Core Earnings (1)(\	($29,000)	(12 Mths 3/12)	Cost of ESOP Borrowings (S)	0.00%	
Pre-Conversion Book Value (2)(B)	$27,935,000		ESOP Amortization (T)	15.00	Years
Pre-Conv. Tang. Book Value (2)(B)	$27,935,000		Stock Program (% of Offering) (M)	3.38%	
Pre-Conversion Assets (2)(A)	$260,066,000		Stock Programs Vesting (N)	5.00	Years
Reinvestment Rate (R)	1.04%		Fixed Expenses	$1,250,000	
Tax rate (TAX)	40.00%		Variable Expenses	1.00%	
After Tax Reinvest. Rate (R)	0.62%		Percentage Sold (PCT)	57.6346%	
Est. Conversion Expenses (3)(X)	12.70%		MHC Assets	$102,000	
Insider Purchases	$180,000		Options as % of Offering (O1)	8.44%	
Price/Share	$8.00		Estimated Option Value (O2)	33.50%	
Foundation Cash Contribution (FC)	0.00%		Option Vesting Period (O3)	5.00	Years
Foundation Stock Contribution (FS)	0.00%	Shares	% of Options taxable (O4)	25.00%	
Foundation Tax Benefit (FT)	$0				

Calculation of Pro Forma Value After Conversion

1. $V = \frac{P/E * (Y)}{1 - P/E * PCT * ((1-X-E-M-FS)*R - (1-TAX)*(E/T) - (1-TAX)*(M/N)-(1-TAX*O4)*(O1*O2/O3)))}$ V= $21,254,600

2. $V = \frac{P/Core E * (YC)}{1 - P/Core E * PCT * ((1-X-E-M-FS)*R - (1-TAX)*(E/T) - (1-TAX)*(M/N)-(1-TAX*O4)*(O1*O2/O3)))}$ V= NM

3. $V = \frac{P/B * (B+FT)}{1 - P/B * PCT * (1-X-E-M-FC-FS)}$ V= $21,254,600

4. $V = \frac{P/TB * (B+FT)}{1 - P/TB * PCT * (1-X-E-M-FC-FS)}$ V= $21,254,600

5. $V = \frac{P/A * (A+FT)}{1 - P/A * PCT * (1-X-E-M-FC-FS)}$ V= $21,254,600

Shares

Conclusion	2nd Step Offering Shares	2nd Step Exchange Shares	Full Conversion Shares	Plus: Foundation Shares	Total Market Capitalization Shares	Exchange Ratio
Supermaximum	2,025,078	1,488,573	3,513,651	0	3,513,651	1.1136
Maximum	1,760,938	1,294,411	3,055,349	0	3,055,349	0.9684
Midpoint	1,531,250	1,125,575	2,656,825	0	2,656,825	0.8421
Minimum	1,301,563	956,739	2,258,302	0	2,258,302	0.7158

Market Value

Conclusion	2nd Step Offering Value	2nd Step Exchange Shares Value	Full Conversion $ Value	Foundation Value	Total Market Capitalization $ Value
Supermaximum	$16,200,624	$11,908,584	$28,109,208	$0	$28,109,208
Maximum	$14,087,504	$10,355,288	$24,442,792	0	$24,442,792
Midpoint	$12,250,000	$9,004,600	$21,254,600	0	$21,254,600
Minimum	$10,412,504	$7,653,912	$18,066,416	0	$18,066,416

(1) Includes $1,000 of net income earned on net MHC assets of $102,000.
(2) Includes $102,000 of net MHC assets.
(3) Estimated offering expenses at midpoint of the offering.

EXHIBIT IV-8

Polonia Bancorp, Inc.
Pro Forma Effect of Conversion Proceeds

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Polonia Bancorp, Inc.
At the Minimum of the Range

1. Fully Converted Value and Exchange Ratio	
Fully Converted Value	$18,066,416
Exchange Ratio	0.7158
2nd Step Offering Proceeds	$10,412,504
Less: Estimated Offering Expenses	1,510,313
2nd Step Net Conversion Proceeds (Including Foundation)	$8,902,191

2. Estimated Additional Income from Conversion Proceeds	
Net Conversion Proceeds	$8,902,191
Less: Cash Contribution to Foundation	(0)
Less: Stock Contribution to Foundation	0
Less: ESOP Stock Purchases (1)	(702,844)
Less: RRP Stock Purchases (2)	(351,944)
Net Proceeds to be Reinvested	$7,847,403
Estimated after-tax net incremental rate of return	0.62%
Earnings Increase	$48,654
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(3)	(28,114)
Less: Stock Programs Vesting (4)	(42,233)
Less: Option Plan Vesting (5)	(52,993)
Net Earnings Increase	($74,686)

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2012 (reported)	$482,000	($74,686)	$407,314
12 Months ended March 31, 2012 (core)	($29,000)	($74,686)	($103,686)

4. Pro Forma Net Worth	Before Conversion	Net Addition to Equity	Tax Benefit of Foundation	After Conversion
March 31, 2012	$27,935,000	$7,847,403	$0	$35,782,403
March 31, 2012 (Tangible)	$27,935,000	$7,847,403	$0	$35,782,403

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
March 31, 2012	$260,066,000	$7,847,403	$0	$267,913,403

(1) Includes ESOP purchases of 6.75% of the second step offering.
(2) Includes RRP purchases of 3.38% of the second step offering.
(3) ESOP amortized over 15 years, tax effected at: 40.00%
(4) RRP amortized over 5 years, tax effected at: 40.00%
(5) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25% taxable.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Polonia Bancorp, Inc.
At the Midpoint of the Range

1. Fully Converted Value and Exchange Ratio

Fully Converted Value	$21,254,600
Exchange Ratio	0.8421
2nd Step Offering Proceeds	$12,250,000
Less: Estimated Offering Expenses	1,556,250
2nd Step Net Conversion Proceeds (Including Foundation)	$10,693,750

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$10,693,750
Less: Cash Contribution to Foundation	(0)
Less: Stock Contribution to Foundation	0
Less: ESOP Stock Purchases (1)	(826,875)
Less: RRP Stock Purchases (2)	(414,050)
Net Proceeds to be Reinvested	$9,452,825
Estimated after-tax net incremental rate of return	0.62%
Earnings Increase	$58,608
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(3)	(33,075)
Less: Stock Programs Vesting (4)	(49,686)
Less: Option Plan Vesting (5)	(62,344)
Net Earnings Increase	($86,498)

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2012 (reported)	$482,000	($86,498)	$395,502
12 Months ended March 31, 2012 (core)	($29,000)	($86,498)	($115,498)

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
March 31, 2012	$27,935,000	$9,452,825	$0	$37,387,825
March 31, 2012 (Tangible)	$27,935,000	$9,452,825	$0	$37,387,825

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
March 31, 2012	$260,066,000	$9,452,825	$0	$269,518,825

(1) Includes ESOP purchases of 6.75% of the second step offering.
(2) Includes RRP purchases of 3.38% of the second step offering.
(3) ESOP amortized over 15 years, tax effected at: 40.00%
(4) RRP amortized over 5 years, tax effected at: 40.00%
(5) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25% taxable.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Polonia Bancorp, Inc.
At the Maximum of the Range

1. Fully Converted Value and Exchange Ratio

Fully Converted Value	$24,442,792
Exchange Ratio	0.9684
2nd Step Offering Proceeds	$14,087,504
Less: Estimated Offering Expenses	1,602,188
2nd Step Net Conversion Proceeds (Including Foundation)	$12,485,316

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$12,485,316
Less: Cash Contribution to Foundation	(0)
Less: Stock Contribution to Foundation	0
Less: ESOP Stock Purchases (1)	(950,907)
Less: RRP Stock Purchases (2)	(476,157)
Net Proceeds to be Reinvested	$11,058,253
Estimated after-tax net incremental rate of return	0.62%
Earnings Increase	$68,561
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(3)	(38,036)
Less: Stock Programs Vesting (4)	(57,139)
Less: Option Plan Vesting (5)	(71,696)
Net Earnings Increase	($98,310)

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2012 (reported)	$482,000	($98,310)	$383,690
12 Months ended March 31, 2012 (core)	($29,000)	($98,310)	($127,310)

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
March 31, 2012	$27,935,000	$11,058,253	$0	$38,993,253
March 31, 2012 (Tangible)	$27,935,000	$11,058,253	$0	$38,993,253

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
March 31, 2012	$260,066,000	$11,058,253	$0	$271,124,253

(1) Includes ESOP purchases of 6.75% of the second step offering.
(2) Includes RRP purchases of 3.38% of the second step offering.
(3) ESOP amortized over 15 years, tax effected at: 40.00%
(4) RRP amortized over 5 years, tax effected at: 40.00%
(5) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25% taxable.

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Polonia Bancorp, Inc.
At the Super Maximum Value

1. Fully Converted Value and Exchange Ratio

Fully Converted Value	$28,109,208
Exchange Ratio	1.1136
2nd Step Offering Proceeds	$16,200,624
Less: Estimated Offering Expenses	1,655,016
2nd Step Net Conversion Proceeds (Including Foundation)	$14,545,608

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$14,545,608
Less: Cash Contribution to Foundation	(0)
Less: Stock Contribution to Foundation	0
Less: ESOP Stock Purchases (1)	(1,093,542)
Less: RRP Stock Purchases (2)	(547,583)
Net Proceeds to be Reinvested	$12,904,483
Estimated after-tax net incremental rate of return	0.62%
Earnings Increase	$80,008
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(3)	(43,742)
Less: Stock Programs Vesting (4)	(65,710)
Less: Option Plan Vesting (5)	(82,450)
Net Earnings Increase	($111,894)

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2012 (reported)	$482,000	($111,894)	$370,106
12 Months ended March 31, 2012 (core)	($29,000)	($111,894)	($140,894)

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
March 31, 2012	$27,935,000	$12,904,483	$0	$40,839,483
March 31, 2012 (Tangible)	$27,935,000	$12,904,483	$0	$40,839,483

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
March 31, 2012	$260,066,000	$12,904,483	$0	$272,970,483

(1) Includes ESOP purchases of 6.75% of the second step offering.
(2) Includes RRP purchases of 3.38% of the second step offering.
(3) ESOP amortized over 15 years, tax effected at: 40.00%
(4) RRP amortized over 5 years, tax effected at: 40.00%
(5) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25% taxable.

EXHIBIT IV-9

Peer Group Core Earnings Analysis

Exhibit IV-9
Core Earnings Analysis
Comparable Institution Analysis
For the 12 Months Ended December 31, 2011

Comparable Group		Net Income to Common ($000)	Less: Net Gains(Loss) ($000)	Tax Effect @ 34% ($000)	Less: Extraordinary Items ($000)	Estimated Core Income to Common ($000)	Shares (000)	Estimated Core EPS ($)
ALLB	Alliance Bancorp, Inc. of PA	$1,149	$43	($15)	$0	$1,177	5,474	$0.22
COBK	Colonial Financial Serv. Of NJ	$3,307	($243)	$83	$0	$3,147	3,994	$0.79
FFCO	FedFirst Financial Corp. of PA	$871	($304)	$103	$0	$670	2,912	$0.23
FFNM	First Federal of N. Michigan of MI	$743	($292)	$99	$0	$550	2,884	$0.19
JXSB	Jacksonville Bancorp Inc. of IL	$3,286	($588)	$200	$0	$2,898	1,921	$1.51
OBAF	OBA Financial Serv. Inc. of MD	$492	$70	($24)	$0	$538	4,177	$0.13
RIVR	River Valley Bancorp of IN	$1,408	($850)	$289	$0	$847	1,514	$0.56
STND	Standard Financial Corp. of PA	$3,238	($111)	$38	$0	$3,165	3,414	$0.93
WVFC	WVS Financial Corp. of PA	$1,566	$130	($44)	$0	$1,652	2,058	$0.80
WBKC	Wolverine Bancorp, Inc. of MI	$1,109	($558)	$190	$0	$741	2,508	$0.30

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT V-1

RP® Financial, LC.
Firm Qualifications Statement

RP FINANCIAL, LC.
Advisory | Planning | Valuation

FIRM QUALIFICATION STATEMENT

RP® Financial, LC. ("RP Financial") provides financial and management consulting, merger advisory and valuation services to the financial services companies, including banks, thrifts, credit unions, insurance companies, mortgage companies and others. We offer a broad array of services, high quality and prompt service, hands-on involvement by our senior staff, careful structuring of strategic initiatives and sophisticated valuation and other analyses consistent with industry practices and regulatory requirements. Our staff has extensive consulting, valuation, financial advisory and industry backgrounds.

STRATEGIC PLANNING SERVICES

RP Financial's strategic planning services, for established or de novo banking companies, provide effective feasible plans with quantifiable results to enhance shareholder value, achieve regulatory approval or realize other objectives. We conduct situation analyses; establish mission/vision statements, develope strategic goals and objectives; and identify strategies to enhance value, address capital, increase earnings, manage risk and tackle operational or organizational matters. Our proprietary financial simulation models facilitate the evaluation of the feasibility, impact and merit of alternative financial strategies.

MERGER ADVISORY SERVICES

RP Financial's merger advisory services include targeting buyers and sellers, assessing acquisition merit, conducting due diligence, negotiating and structuring deal terms, preparing merger business plans and financial simulations, rendering fairness opinions, preparing fair valuation analyses and supporting post-merger strategies. RP Financial is also expert in de novo charters, shelf charters and failed bank deals with loss sharing or other assistance. Through financial simulations, valuation proficiency and regulatory familiarity, RP Financial's merger advisory services center on enhancing shareholder returns.

VALUATION SERVICES

RP Financial's extensive valuation practice includes mergers, thrift stock conversions, insurance company demutualizations, merger valuation and goodwill impairment, ESOPs, going private, secondary offerings and other purposes. We are highly experienced in performing appraisals conforming with regulatory guidelines and appraisal standards. RP Financial is the nation's leading valuation firm for thrift stock conversions, with offerings ranging up to $4 billion.

MANAGEMENT STUDIES

RP Financial provides effective organizational planning, and we are often engaged to prepare independent management studies required for regulatory enforcement actions. We evaluate Board, management and staffing needs, assess existing talent and capabilities and make strategic recommendations for new positions, replacement, succession and other organizational matters.

ENTERPRISE RISK ASSESSMENT SERVICES

RP Financial provides effective enterprise risk assessment consulting services to assist our clients in evaluating the degree to which they have properly identified, understood, measured, monitored and controlled enterprise risk as part of a deliberate risk/reward strategy and to help them implement strategies to mitigate risk, enhance performance, ensure effective reporting and compliance with laws and regulations and avoid potential future damage to their reputation and associated consequences and to mitigate residual risk and unanticipated losses.

OTHER CONSULTING SERVICES

RP Financial provides other consulting services including evaluating regulatory changes, development diversification and branching strategies, conducting feasibility studies and other research, and preparing management studies in response to regulatory enforcement actions. We assist clients with CRA plans and revising policies and procedures. Our other consulting services are aided by proprietary valuation and financial simulation models.

KEY PERSONNEL (Years of Relevant Experience & Contact Information)

Ronald S. Riggins, Managing Director (31)	(703) 647-6543	rriggins@rpfinancial.com
William E. Pommerening, Managing Director (27)	(703) 647-6546	wpommerening@rpfinancial.com
Marcus Faust, Director (23)	(703) 647-6553	mfaust@rpfinancial.com
Gregory E. Dunn, Director (28)	(703) 647-6548	gdunn@rpfinancial.com
James P. Hennessey, Director (25)	(703) 647-6544	jhennessey@rpfinancial.com
James J. Oren, Director (24)	(703) 647-6549	joren@rpfinancial.com
Timothy M. Biddle, Senior Vice President (21)	(703) 647-6552	tbiddle@rpfinancial.com
Janice Hollar, Senior Vice President (29)	(703) 647-6554	jhollar@rpfinancial.com
Carla H. Pollard, Senior Vice President (22)	(703) 647-6556	cpollard@rpfinancial.com